Exhibit 99.1

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF LITHIUM NEVADA VENTURES LLC

Dated effective as of December 20, 2024

THE UNITS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS FROM REGISTRATION. NO UNIT MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. A UNIT ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE PROVISIONS OF THIS AGREEMENT ARE SATISFIED.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation	1
1.3	Coordination With Schedules	2

ARTICLE II THE LIMITED LIABILITY COMPANY		2

2.1	Formation; Ratification	2
2.2	Name	2
2.3	Purposes	3
2.4	The Members	3
2.5	Term	3
2.6	Registered Agent; Offices	3
2.7	Title to Company Assets	3

ARTICLE III CAPITAL CONTRIBUTIONS; INITIAL UNIT ISSUANCES		4

3.1	Initial Capital Contributions; Initial Unit Issuances	4
3.2	Additional Required Capital Contributions	5
3.3	Additional Incremental Capital Contributions	7
3.4	Underfunding of Capital Contribution	8
3.5	Preemptive Rights	8
3.6	Loans by Members to the Company	9
3.7	Return of Contributions	9
3.8	Reserve Accounts; Withdrawal of GM Letters of Credit	10

ARTICLE IV UNITS; MEMBERS		10

4.1	Units	10
4.2	Unit Certificates	10
4.3	Limited Liability	11
4.4	Meetings; Written Consent	11
4.5	Matters Requiring Additional Approval	12
4.6	No Member Fees	14
4.7	No State Law Partnership	15
4.8	Business Opportunities	15
4.9	No Fiduciary Duties	15

ARTICLE V COMPANY MANAGEMENT		15

5.1	Management	15
5.2	Board of Directors	17
5.3	Officers	20
5.4	Related Party Matters	20
5.5	Company Employees	22

ARTICLE VI INDEMNIFICATION		22

6.1	Power to Indemnify in Actions, Suits or Proceedings	22
6.2	Authorization of Indemnification	22

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6.3	Expenses Payable in Advance	23
6.4	Non-Exclusivity of Indemnification and Advancement of Expenses	23
6.5	Survival of Indemnification and Advancement of Expenses	23
6.6	Indemnification of Employees and Agents	24
6.7	Severability	24
6.8	Limitation of Liability	24
6.9	Indemnitor of First Resort	25

ARTICLE VII PROGRAMS AND BUDGETS; ADDITIONAL COVENANTS		26

7.1	Initial Approved Program and Budget	26
7.2	Operations Under Programs and Budgets	26
7.3	Presentation of Proposed Programs and Budgets	27
7.4	Sustaining Expense	28
7.5	Amendments	28
7.6	Budget Overruns; Program Changes	28
7.7	Books, Records and Access	29
7.8	Bank Accounts	33
7.9	Compliance Covenants	34
7.10	GM Phase 2 Offtake Agreement	34
7.11	GM Life of Mine Rights	35
7.12	[Redacted — seriously prejudicial]	35
7.13	Employee Non-Solicit	35
7.14	Employee Incentive Plan	35
7.15	Management Fees	36
7.16	[Redacted — seriously prejudicial]	38

ARTICLE VIII DEFAULTS AND REMEDIES		38

8.1	Defaults	38
8.2	Notice of Default	38
8.3	Defaulting Member Right to Contest	38
8.4	Rights Upon Default	38
8.5	No Penalty	39
8.6	Suspension of Rights While a Defaulting Member	39

ARTICLE IX DISTRIBUTIONS		39

9.1	Distributions	39
9.2	Liquidating Distributions	41

ARTICLE X TRANSFERS AND ENCUMBRANCES OF UNITS		41

10.1	Restrictions on Transfer	41
10.2	Transfers to Affiliates	42
10.3	Right of First Offer	43
10.4	Drag-Along Right	44
10.5	Tag-Along Rights	46
10.6	DOE Put Right	48
10.7	GM Put Rights	49

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ARTICLE XI DISSOLUTION AND LIQUIDATION		49

11.1	Liquidation	49
11.2	Termination	50

ARTICLE XII REPRESENTATIONS AND WARRANTIES		50

12.1	Member Representations and Warranties	50
12.2	Survival	51

ARTICLE XIII MISCELLANEOUS		51

13.1	Confidentiality	51
13.2	Public Announcements	52
13.3	Notices	52
13.4	Headings	53
13.5	Waiver	53
13.6	Amendment	53
13.7	Severability	53
13.8	Rules of Construction	53
13.9	Governing Law	54
13.10	Independent Expert	54
13.11	Arbitration of Disputes	55
13.12	Waiver of Jury Trial	56
13.13	Further Assurances	56
13.14	Survival	56
13.15	No Third Party Beneficiaries	57
13.16	Entire Agreement	57
13.17	Parties in Interest	57
13.18	Specific Performance	57
13.19	Counterparts	57

Schedule “A”	Defined Terms	A-1
Schedule “B”	[Redacted — seriously prejudicial]	B-1
Schedule “C”	Members	C-1
Schedule “D”	Joinder to the Limited Liability Company Agreement	D-1
Schedule “E”	Tax Matters	E-1
Schedule “F”	[Redacted — seriously prejudicial]	F-1
Schedule “G”	[Redacted — seriously prejudicial]	G-1
Schedule “H”	Compliance Covenants	H-1

1.1	Anti-Bribery and Corruption Compliance	H-1
1.2	Trade and Sanctions Compliance	H-2
1.3	Anti-Money Laundering Compliance	H-3
1.4	Restrictions on Transactions with an FEOC	H-3

Schedule “I”	GM Phase 2 Offtake Agreement	I-1
Schedule “J”	[Redacted — seriously prejudicial]	J-1
Schedule “K”	[Redacted — seriously prejudicial]	K-1
Schedule “L”	[Redacted — seriously prejudicial]	L-1

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Schedule “M”	Employee Incentive Plan Summary Terms	M-1
Schedule “N”	GM Supply Chain Policy	N-1
Schedule “O”	[Redacted — seriously prejudicial]	O-1

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AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

LITHIUM NEVADA VENTURES LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Lithium Nevada Ventures LLC, a Delaware limited liability company (the “Company”), dated effective as of December 20, 2024 (the “Effective Date”), is adopted, executed and agreed to by the Members (as defined below) that are signatories hereto or that execute a Joinder (as defined below) after the Effective Date.

Recitals

A.	The Company was formed as a limited liability company under the Act by filing a certificate of formation with the Secretary of State of the State of Delaware on October 4, 2024 (the “Articles”).

B.

On October 4, 2024, LAC Management LLC, a Nevada limited liability company, entered into the limited liability company agreement of the Company (the “Original Agreement”) as the sole member of the Company.

C.	Following the Restructuring (as defined in the Investment Agreement), the sole member of the Company is LAC US Corp. (“LAC”);

D.

The Parties hereto desire: (a) to enter this Agreement to provide for the governance of the Company as further contemplated by this Agreement, (b) for this Agreement to supersede and restate the Original Agreement in its entirety, and (c) to admit to the Company as Members certain parties not previously admitted as Members as provided herein.

In consideration of the covenants and agreements in this Agreement, the Parties to or bound by this Agreement hereby amend and restate the Original Agreement in its entirety and further agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1	Definitions.

As used in this Agreement, capitalized terms have the meanings given in Schedule “A”.

1.2	Interpretation.

In interpreting this Agreement, except as otherwise indicated in this Agreement or as the context may otherwise require, (a) the words “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by those words or words of similar import, (b) the words “hereof,” “herein,” “hereunder,” and comparable terms refer to the entirety of this Agreement, including the Schedules, and not to any particular Article, Section, or other subdivision of this Agreement or Schedules to this Agreement, (c) any pronoun shall include the corresponding masculine, feminine, and neuter forms, (d) the singular includes

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the plural and vice versa, (e) references to any agreement (including this Agreement) or other document are to the agreement or document as amended, modified, supplemented, and restated now or from time to time in the future, (f) references to any Law are to it as amended, modified, supplemented, and restated now or from time to time in the future, and to any corresponding provisions of successor Laws, (g) except as otherwise expressly provided in this Agreement, references to an “Article,” “Section,” “preamble,” “recital,” or another subdivision, or to the “Schedule”, are to an Article, Section, preamble, recital or subdivision of this Agreement, or to the “Schedule” of this Agreement, (h) references to any Person include the Person’s respective successors and permitted assigns, (i) references to “dollars” or “$” shall mean the lawful currency of the United States of America, (j) references to a “day” or number of “days” (without the explicit qualification of “Business”) refer to a calendar day or number of calendar days, (k) if interest is to be computed under this Agreement, it shall be computed on the basis of a 360-day year of twelve 30-day months, (l) if any action or notice is to be taken or given on or by a particular calendar day, and the calendar day is not a Business Day, then the action or notice may be taken or given on the next succeeding Business Day, and (m) any financial or accounting terms that are not otherwise defined herein shall have the meanings given under U.S. GAAP.

1.3	Coordination With Schedules.

Except as otherwise provided in a Schedule, capitalized terms used in the Schedule that are not defined in the Schedule shall have the meanings given to them in this Agreement. If any provision of a Schedule conflicts with any provision in the body of this Agreement, the provision in the body of this Agreement shall control.

ARTICLE II

THE LIMITED LIABILITY COMPANY

2.1	Formation; Ratification.

(a)

The Company has been duly organized under the Act by the filing of the Articles on October 4, 2024. The Members agree that their rights and obligations relating to the Company and the administration and termination of the Company shall be subject to and governed by this Agreement. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that also is provided for in the Act.

(b)

The Members hereby ratify any and all acts taken or caused to be taken by LAC or any “authorized person” (within the meaning of the Act) in the name of or on behalf of the Company prior to the date hereof solely to the extent necessary to effectuate the Restructuring (as defined in the Investment Agreement), including in relation to the formation of the Company and entry into this Agreement and the transactions contemplated hereby.

2.2	Name.

The name of the Company shall be “Lithium Nevada Ventures LLC”.

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2.3	Purposes.

Unless otherwise determined by the Board of Directors subject to Section 4.5(a) and/or 4.5(b), the Company is formed for the purpose of the development, construction, start-up, financing, ownership, operation and monetization of the Project, including the processing, distribution, marketing and sale of lithium products produced by the Project, and the Company is authorized to engage in any activities necessary, appropriate or incidental to any of the foregoing that are permitted by the Act.

2.4	The Members.

The Company shall maintain a register containing the name, business address, and Units of each Member, as well as any Directors appointed by each Member, updated to reflect the admission of additional or substituted Members, changes of address, changes in Units, changes to appointed Directors and other changes in accordance with this Agreement, and shall provide the updated register to any Member promptly upon the written request of the Member.

2.5	Term.

The Company commenced on the date the Articles were filed with the Secretary of State of the State of Delaware and shall continue in existence until it is liquidated or dissolved in accordance with this Agreement and the Act.

2.6	Registered Agent; Offices.

The initial registered office and registered agent of the Company are identified in the Articles. The Board of Directors may from time to time designate a successor registered office and registered agent and may amend the Articles to reflect the change without the approval of the Members. The location of the principal place of business of the Company shall be at such place as the Board of Directors may designate from time to time. The Company may have such other offices as the Board of Directors may determine appropriate.

2.7	Title to Company Assets.

Title to the Company’s assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company (or a Subsidiary thereof) as an entity, and no Member, Manager, Director, or Officer shall have any ownership interest in such Company assets. Title to any or all of the Company’s assets may be held in the name of the Company or one or more of its Subsidiaries or one or more nominees, as the Board of Directors may determine (which determination, for the avoidance of doubt, shall be subject to Sections 4.5(a) and (b), as applicable, and may be delegated to the Manager). All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

Limited Liability Company Agreement of Lithium Nevada Ventures LLC: Page 3

ARTICLE III

CAPITAL CONTRIBUTIONS; INITIAL UNIT ISSUANCES

3.1	Initial Capital Contributions; Initial Unit Issuances.

(a)

As of the Effective Date, each Member has made (or has been deemed to have made) the amount of Capital Contributions set forth opposite its name on Schedule “C” under the heading “Initial Capital Contributions” (each, an “Initial Capital Contribution”). Except as set forth in Section 3.2, no Member has any obligation to make any additional Capital Contribution to the Company.

(b)

As set forth in Schedule “C”, the Initial Capital Contributions made by LAC include a cash contribution equal to $300,000,000 less the LAC 2024 CapEx. The Initial Capital Contributions made by LAC in the form of cash consideration shall be subject to adjustment as set out in this Section 3.1(b):

(i)

At least five (5) Business Days prior to the Effective Date, LAC provided GM with a written notice setting forth a good faith estimate of the amount of LAC 2024 CapEx (such estimate, the “Estimated LAC 2024 CapEx”) together with sufficient supporting documentation.

(ii)

As promptly as practicable and in any event within sixty (60) days after the Effective Date, LAC will prepare or cause to be prepared, and will provide to GM a written statement (the “CapEx Statement”) setting forth in reasonable detail LAC’s good faith determination of the amount of LAC 2024 CapEx together with sufficient supporting documentation.

(iii)

The amount of LAC 2024 CapEx set forth in the CapEx Statement will be final, conclusive and binding on the Company and the Members and constitute the “Final LAC 2024 CapEx” unless GM provides a written notice (the “CapEx Dispute Notice”) to LAC no later than thirty (30) days after LAC’s delivery of the CapEx Statement setting forth in reasonable detail any item on the CapEx Statement that GM has not received sufficient documentation to confirm or that GM believes has not been prepared in accordance with this Agreement. In the event that a CapEx Dispute Notice is delivered, the Members shall attempt to resolve the dispute in good faith for a period of thirty (30) days following the delivery of the CapEx Dispute Notice. If the Members resolve such dispute during such thirty (30) day period, the amount so agreed shall be the “Final LAC 2024 CapEx”. If the Members are unable to resolve any such dispute during such thirty (30) day period, the dispute shall be resolved pursuant to Section 13.10, and the amount determined by the Independent Expert shall be the “Final LAC 2024 CapEx”.

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(iv)	At such time as the Final LAC 2024 CapEx is finally determined in accordance with this Section 3.1(b):

(A)

if the Final LAC 2024 CapEx is greater than the Estimated LAC 2024 CapEx, the Company shall promptly (and in any event within five (5) Business Days) pay to LAC by wire transfer of immediately available funds, an amount in cash equal to the amount by which the Final LAC 2024 CapEx exceeds the Estimated LAC 2024 CapEx; and

(B)

if the Estimated LAC 2024 CapEx is greater than the Final LAC 2024 CapEx, LAC shall promptly (and in any event within five (5) Business Days) pay to the Company by wire transfer of immediately available funds, an amount in cash equal to the amount by which the Estimated LAC 2024 CapEx exceeds the Final LAC 2024 CapEx.

(v)

Any payments made by or to LAC pursuant to this Section 3.1(b) shall not result in any adjustments to the Units or Proportionate Interests issued to LAC on the Effective Date pursuant to its Initial Capital Contributions; provided, that the failure of LAC to make any payment required pursuant to this Section 3.1(b) shall result in an adjustment to the Units and Proportionate Interests in accordance with the Dilution Model.

(c)

Concurrently with the Initial Capital Contributions of the Members, the Company shall issue 164,473,684,211 Units in the aggregate to the Members listed on Schedule “C” in the individual amounts specified under the heading “Units”.

(d)

The Units of the Members (as well as the Proportionate Interests) shall be adjusted (i) upon the funding of any incremental Capital Contributions as provided in Section 3.2 or 3.3 (including, with respect to Capital Contributions required to be made by such Member when required to do so pursuant to Sections 3.2(a) or the provision of the GM Letters of Credit when required pursuant to Section 3.2(b), the requisite adjustments set forth in the Dilution Model), and (ii) upon the Transfer by a Member of any Units under Article X.

(e)

For the avoidance of doubt, all equity interests in the Company existing prior to the execution of this Agreement, and all agreements in connection therewith, are hereby automatically (and without action by any Person) forfeited or terminated, as the case may be, and of no further force or effect.

3.2	Additional Required Capital Contributions.

(a)

At FID, each Member shall make the amount of Capital Contributions set forth opposite their name on Schedule “C” under the heading “FID Capital Contributions” (each, an “FID Capital Contribution”); provided that GM’s obligation hereunder to make the FID Capital Contribution is subject to the following conditions (which conditions may be waived by GM in its sole discretion): (i) (A) the GM Phase 1 Offtake Agreement and the GM Phase 2 Offtake Agreement shall remain in full force and effect; provided, that, a breach by GM of the GM Phase 1 Offtake Agreement and the GM Phase 2 Offtake Agreement or any

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remedy exercised or action taken by LAC in response to such breach shall not be deemed to be a failure of this condition, and (B) each of LAC and the Company shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement, the Investor Rights Agreement, the GM Phase 1 Offtake Agreement and the GM Phase 2 Offtake Agreement (as applicable) required to be performed or complied with prior to such contribution (other than failures to perform or comply that are curable and have been cured prior to FID), and (ii) (A) the DOE Loan shall remain in full force and effect, and (B) the Company and its Subsidiaries (as applicable) shall have performed or complied with, in all respects, all of their respective obligations, covenants and agreements under the DOE Loan required to be performed or complied with prior to FID (other than failures to perform or comply that are curable and have been cured prior to FID). On the Effective Date, each Member shall receive Units in respect of each FID Capital Contribution as if such FID Capital Contribution had been made on the Effective Date, all as set forth on Schedule “C”.

(b)

Promptly, and in any event at least sixty (60) days prior to the date the Company elects as the First Advance Date (as defined in the DOE Loan), the Company shall notify GM in writing of the First Advance Date. GM shall deliver the GM Letters of Credit, in support of its obligations under this Agreement to be posted against the Construction Contingency Reserve Account, the Ramp-Up Reserve Account, and the Sustaining Capex Reserve Account to the Company at least twenty-two (22) Business Days (a “Delivery Date”) prior to (x) with respect to the Construction Contingency Reserve Account and the Ramp-Up Reserve Account, the First Advance Date and (y) with respect to the Sustaining Capex Reserve Account, the date of Total Plant Transfer (as defined in the DOE Loan); provided, that at and as of each Delivery Date, (i) the DOE Loan, as amended by the DOE Loan Amendment, shall remain in full force and effect, and (ii) the Company Group shall have performed or complied with, in all respects, all of their respective obligations, covenants and agreements under the DOE Loan, as amended by the DOE Loan Amendment, required to be performed or complied with prior to or at such Delivery Date. The Company shall be permitted to deliver the GM Letters of Credit that are to be posted against the Construction Contingency Reserve Account and the Ramp- Up Reserve Account to the DOE on the First Advance Date only if at and as of the First Advance Date (w) the DOE Loan, as amended by the DOE Loan Amendment, shall remain in full force and effect, (x) the Company Group shall have performed or complied with, in all respects, all of their respective obligations, covenants and agreements under the DOE Loan, as amended by the DOE Loan Amendment, required to be performed or complied with prior to or at such time of delivery, and (y) all other conditions precedent to the initial funding under the DOE Loan, as amended by the DOE Loan Amendment, shall have been satisfied or waived. The Company shall be permitted to deliver the GM Letter of Credit to be posted against the Sustaining Capex Reserve Account to the DOE at Total Plant Transfer only if at and as of the date of Total Plant Transfer (w) the DOE Loan, as amended by the DOE Loan Amendment, shall remain in full force and effect, (x) the Company Group shall have performed or complied with, in all respects, all of their respective obligations, covenants and agreements under the DOE Loan, as amended by the

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DOE Loan Amendment, required to be performed or complied with prior to or at such time of delivery, and (y) all other conditions precedent to Total Plant Transfer (as defined in the DOE Loan) under the DOE Loan, as amended by the DOE Loan Amendment, shall have been satisfied or waived. Except as otherwise set forth herein, GM shall be required to deliver and maintain each GM Letter of Credit posted (or to be posted) against (A) the Construction Contingency Reserve Account and the Ramp-Up Reserve Account from the First Advance Date until the Project Completion Date (as defined in the DOE Loan), (B) the Sustaining Capex Reserve Account from Total Plant Transfer until the Release Date (as defined in the DOE Loan), (C) the Debt Service Reserve Account from the earlier of (i) the Project Completion Date and (ii) the First Principal Payment Date, until the Release Date, and (D) the O&M Reserve Account from the Project Completion Date until the Release Date. Upon the Release Date, in the event there are still any outstanding GM Letters of Credit, the Company shall promptly, and in any event within two (2) Business Days of the Release Date, notify GM in writing. Unless earlier withdrawn as set forth herein (including pursuant to this Section 3.2(b), Section 3.8 or Section 10.6), upon the receipt of written notice of the Release Date, GM shall be entitled to withdraw the outstanding GM Letters of Credit, if any, and the Company shall cause the Subsidiary Borrower to withdraw such outstanding GM Letters of Credit in accordance with the terms and obligations set forth in the DOE Loan, the DOE ASA and the Accounts Agreement. Each beneficiary of any such GM Letter of Credit, as identified in such GM Letter of Credit, shall be permitted to seek recourse under such GM Letter of Credit.

(c)

Attached hereto as Schedule “J” is an illustrative example of dilution (the “Dilution Model”). In the event that either Member fails to make the Capital Contributions required to be made by such Member when required to do so pursuant to Section 3.2(a) or GM fails to deliver the GM Letters of Credit when required to do so pursuant to Section 3.2(b), such Member shall forfeit the number of Units prescribed in the Dilution Model (and for the avoidance of doubt, shall not receive any consideration in exchange for such forfeited Units) and the other Member shall have the right to be a Contributing Member pursuant to Sections 3.4(a) and (b) based on the price per Unit as set forth in the Dilution Model.

3.3	Additional Incremental Capital Contributions.

At such time when the Board of Directors determines additional capital is needed for an Approved Program and Budget (in accordance with Sections 4.5(a) and/or 4.5(b), to the extent applicable, and subject to Section 7.6) or the Manager determines additional capital is needed for a Sustaining Expense in accordance with the Management Services Agreement, the Board of Directors or the Manager shall submit to each Member a notice setting forth the amount each Member should contribute, based on the Members’ Proportionate Interests at such time, and the proposed Fair Market Value of a Unit for such Capital Contribution (a “Contribution Notice”). The Members shall have the right, but not the obligation, to contribute the amounts set forth in such notification within fifteen (15) Business Days after the later to occur of (i) the date such written notification is given and (ii) the determination of Final FMV of a Unit in respect of such Capital Contribution; provided that LAC and its Permitted Transferees shall be permitted to make

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such Capital Contributions in advance of the determination of Final FMV, and the other Members shall have the right to participate and make Capital Contributions on a pro rata basis promptly following the determination of Final FMV (and in any event, such Capital Contributions, if applicable, shall be made within five (5) Business Days of such determination). Each Member shall receive Units in respect of each additional Capital Contribution contemplated by this Section 3.3 based on the Final FMV of a Unit for such Capital Contribution.

3.4	Underfunding of Capital Contribution.

(a)

If a Member fails to contribute the entire amount of capital such Member is required to contribute pursuant to Section 3.2(a), if GM fails to provide the GM Letters of Credit required to be provided pursuant to Section 3.2(b) or if a Member fails to contribute the entire amount of capital allocated to such Member as provided in a Contribution Notice delivered pursuant to Section 3.3, then such Member shall be a “Non-Contributing Member”. The aggregate amount the Non-Contributing Members failed to contribute is referred to as the “Underfunded Amount”. A member that contributed its proportionate share of the required capital pursuant to Section 3.2(a), the GM Letters of Credit pursuant to Section 3.2(b) or the capital call provided in its Contribution Notice delivered pursuant to Section 3.3, as applicable, shall be referred to as a “Contributing Member”.

(b)

The Manager shall deliver a notice to the Contributing Members the amount of the capital call which the Non-Contributing Members failed to contribute (a “Non- Contribution Notice”). A Contributing Member shall have the right (but not the obligation) to elect by notice to the Board of Directors delivered within ten (10) days after its receipt of the Non-Contribution Notice, to contribute an amount up to its respective Proportionate Interest (as between Contributing Members only) (an “Excess Contribution”) of the Underfunded Amount. If a Contributing Member elects to make an Excess Contribution, then it shall be treated as a Capital Contribution, in which case the Contributing Member shall receive Units corresponding to the amount of such Excess Contribution based on the Dilution Model, in respect of contributions pursuant to Sections 3.2(a) or in substitution of the GM Letters of Credit, or the Final FMV of a Unit, in respect of a contribution pursuant to Section 3.3 (and the Proportionate Interests of the Members shall be adjusted accordingly).

3.5	Preemptive Rights.

(a)

Except for any issuance pursuant to Sections 3.1, 3.2, 3.3 and 3.4, the Company shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, (i) any Equity Securities of the Company to any Person (other than a Restricted Party) or (ii) any debt securities of the Company to any Member (collectively, the “Preemptive Securities”) unless, in each case, the Company shall have first offered to sell to each Member who is a Non- Defaulting Member (each, a “Preemptive Holder”) such Preemptive Holder’s pro rata share of the Preemptive Securities, at a price and on such other terms as shall have been specified by the Company in writing delivered to each such Preemptive

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Holder (the “Preemptive Offer”), which Preemptive Offer shall by its terms remain open and irrevocable for a period of at least ten (10) calendar days from the date it is delivered by the Company (the “Preemptive Offer Period”). Each Preemptive Holder may elect to purchase all or any portion of such Preemptive Holder’s pro rata share of the Preemptive Securities as specified in the Preemptive Offer at the price and upon the terms specified therein by delivering written notice of such election to the Company as soon as practical but in any event within the Preemptive Offer Period. Each Preemptive Holder’s “pro rata share” of Preemptive Securities shall be determined as follows: the total number of Preemptive Securities, multiplied by its Proportionate Interest. To the extent a Preemptive Holder elects to purchase less than its full pro rata share of the Preemptive Securities, each other Preemptive Holder shall have an additional option to purchase all or any portion of the balance of any such remaining Preemptive Securities on the terms specified in the Preemptive Offer by delivering written notice to the Company within ten (10) calendar days of the expiration of the applicable Preemptive Offer Period of its election to exercise such option.

(b)

In lieu of complying with the timing of the Preemptive Offer set forth in Section 3.5(a), the Company may elect to deliver a Preemptive Offer to each Preemptive Holder within thirty (30) days after the issuance of the Preemptive Securities if the proceeds of such issuance are, in the reasonable determination of the Board of Directors, necessary to be raised prior to the completion of the process described in Section 3.5(a). Any such delayed Preemptive Offer shall also describe the type, price, and terms of the Preemptive Securities. Each Preemptive Holder shall have ten (10) calendar days from the date notice is given to elect to purchase up to the relevant percentage with respect to such issuance as provided in Section 3.5(a).

3.6	Loans by Members to the Company.

Any loan by a Member to the Company made with the required consent of the Board of Directors and/or Members shall be separately entered on the books of the Company as a loan to the Company and not as a Capital Contribution and shall be evidenced by appropriate documentation approved by the Members in accordance with the provisions of this Agreement.

3.7	Return of Contributions.

Except as expressly set forth herein, no Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest on either its Capital Account or its Capital Contributions. No Capital Contribution that has not been returned shall constitute a liability of the Company or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member’s Capital Contributions.

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3.8	Reserve Accounts; Withdrawal of GM Letters of Credit.

The Company shall cause its applicable Subsidiaries to comply with all of the terms and obligations under the DOE Loan, the Accounts Agreement, the DOE ASA and each other applicable Transaction Document (as defined in the DOE Loan). While any amount of the GM Letters of Credit remains outstanding, the Company shall cause the Subsidiary Borrower to fund the DOE Reserve Accounts with any of the cash of the Subsidiary Borrower available to be used for such purpose, including any of the cash in the Restricted Payment Suspense Account (as defined in the DOE Loan), so that the cash deposited in each of the applicable DOE Reserve Accounts that requires funding pursuant to the Accounts Agreement is equal to the Reserve Account Requirement (as defined in the DOE Loan) for such DOE Reserve Account, until the face amount of the GM Letters of Credit is reduced to $0. On a quarterly basis (once applicable), the Company shall, and shall cause the Subsidiary Borrower to, where applicable, request that the DOE allow for the withdrawal of the GM Letters of Credit in accordance with Section 2.04(c) of the DOE ASA and Section 2.03(f) of the Accounts Agreement. For the avoidance of doubt, the Company shall ensure that the Subsidiary Borrower does not distribute any cash to the Company, and the Company in turn does not make any distribution to Members pursuant to Sections 9.1 and 9.2, until all the GM Letters of Credit are completely withdrawn and the face amount of the GM Letters of Credit are reduced to $0. Notwithstanding the foregoing, the GM Letters of Credit shall be withdrawn no later than three (3) Business Days after notice of the Release Date, as set forth in Section 3.2(b). For the avoidance of doubt, once the face amount under any of the outstanding GM Letters of Credit is reduced, the face amount under the GM Letters of Credit shall not be increased.

ARTICLE IV

UNITS; MEMBERS

4.1	Units.

The Board of Directors shall have the authority to issue, on behalf of the Company, an unlimited number of Units, subject to compliance with Sections 3.3, 4.5(a) and 4.5(b). Units may be issued, and the Persons to whom such Units are issued, if not already Members, may be admitted as additional Members only after, in each case (a) Board Approval thereof, (b) Supermajority Approval and/or Specified Approval, if required pursuant to this Agreement, and (c) such Person executes a Joinder and any other agreements and instruments in form and substance as the Board of Directors may deem necessary or desirable to effect such admission. Notwithstanding anything herein to the contrary, the Company may not issue Units or any Equity Securities of the Company to any Restricted Party.

4.2	Unit Certificates.

Units may be (but need not be) represented by certificates in such form as the Board of Directors shall from time to time approve, but shall be recorded in a register thereof maintained by the Company. If the Board of Directors elects to certificate the Units and a mutilated Unit certificate is surrendered to the Company or if a Member claims and submits an affidavit or other evidence, satisfactory to the Board of Directors, to the effect that the Unit certificate has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Unit certificate if the requirements of the Board of Directors are met. If required by the Board of Directors, such Member must provide an indemnity bond, or other form of indemnity, sufficient in the judgment of the Board of Directors to protect the Company against any loss which may be suffered. The Company may charge such Member for its reasonable out-of-pocket expenses in replacing a Unit certificate which has been mutilated, lost, destroyed or wrongfully taken. Units issued as of the Effective Date are not certificated.

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4.3	Limited Liability.

The liability of each Member shall be limited as provided by the Act. No Member shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether such debt, obligation or liability arises in contract, tort or otherwise, solely by reason of being a Member.

4.4	Meetings; Written Consent.

(a)

Any Member may call a special meeting of the Members on not less than five (5) Business Days’ notice to the other Member(s). In case of emergency, reasonable notice of a special meeting shall suffice. Meetings of the Members shall be held by teleconference or at the principal office of the Company or at such other location as agreed by the Members. The Members may hold meetings without complying with the above notice requirements if all Members are present at a meeting and waive the applicable notice requirements.

(b)

There shall be a quorum at a Members’ meeting if Members holding at least 75% of the outstanding Units are present at the meeting. If a quorum is not present within 30 minutes following the time at which the meeting is scheduled to take place, any Member present may adjourn the meeting to the same day in the immediately following week (or, if that day is not a Business Day, the next following Business Day) at the same time and place. The Member adjourning the meeting shall make a good faith effort to give notice to the other Member(s) of the rescheduled meeting but otherwise shall be under no obligation to give the other Member notice thereof. Only those items included on the agenda for the original meeting may be acted upon at such a rescheduled meeting, but any additional matters may be considered with the consent of all Members; provided, that no such items may include any matter set forth in Section 4.5(a) or 4.5(b) without Supermajority Approval or Specified Approval, as applicable.

(c)

A Member may, upon notice provided to the other Member(s), invite a reasonably limited number of other persons who have a reasonable business purpose for being present, to attend the relevant portion of any meeting of the Members; provided that each other Member consents, which consent need not be in writing, may be given by acquiescence and may not be unreasonably withheld. If personnel employed by the Company Group are required to attend a Member meeting, reasonable costs incurred in connection with such attendance shall be paid for by the Company. All other costs in respect of invited persons shall be paid for by the Member who extended the invitation.

(d)

Each notice of a meeting shall include an itemized agenda prepared by the Member responsible for calling the meeting, but any additional matters may be considered with the consent of all Members; provided, that no matter set forth in Section 4.5(a) or 4.5(b) may be considered without Supermajority Approval or Specified Approval, as applicable. The Manager shall prepare minutes of the applicable meeting, including a rescheduled meeting, and shall distribute a copy of such minutes to the Members within ten (10) days after the meeting. The minutes must be signed by the Members in attendance. The minutes shall be the official record of the decisions made by the Members and shall be binding on the Company, and the Members.

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(e)

Members may attend meetings of the Members by telephone or by video conference as long as all participants are able to hear and speak to each other and decisions are confirmed in writing by the Members. Meetings of the Members shall not be required for any purpose. Any action required or permitted to be taken by Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by the requisite Members.

4.5	Matters Requiring Additional Approval.

(a)

Supermajority Approval. The Company, the Manager and the Board of Directors shall not (and shall cause the Company’s Subsidiaries not to) take any of the following actions unless Supermajority Approval is first obtained:

(i)	effecting the sale and transfer of all or substantially all of the assets of the Company (other than as part of a Drag-Along Sale);

(ii)	effecting the surrender or abandonment of any material part or parts of the Properties, including the area contemplated by Phase 1 and Phase 2;

(iii)	changing the business purpose of the Company;

(iv)	electing to permanently terminate the operations of the Project or to suspend operations or place the Project on care and maintenance; and

(v)	effecting any liquidation, insolvency, bankruptcy, creditors’ protection or any other Insolvency Event.

(b)

Specified Approval. The Company, the Manager and the Board of Directors shall not (and shall cause the Company’s Subsidiaries not to) take any of the following actions unless Specified Approval is first obtained:

(i)	changing the size or composition of the Board of Directors of the Company, subject to Sections 5.2(a)(i) and 5.2(a)(ii);

(ii)

authorizing, creating or issuing any Units or other equity securities, or reclassifying any outstanding Units into any limited liability company interest or other equity security, that is in either case senior to the Units as to rights and privileges with respect to distributions, liquidation or redemption;

(iii)	amending this Agreement, the Articles or any other organizational document of the Company;

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(iv)

any change in the production process that is reasonably likely to result in a change to the specifications of the lithium product produced by the Project and provided to GM under any Offtake Agreements, unless GM is no longer utilizing its offtake rights under the applicable agreement evidencing such rights;

(v)

effecting the sale and transfer of assets of the Company Group having an aggregate value of greater than $5,000,000, other than (A) a Drag-Along Sale, (B) any sale of lithium in the ordinary course of business or (C) any sale of an asset that is a non-productive asset with a book value after reflecting depreciation of not greater than $10,000,000;

(vi)

incurring debt for borrowed money (excluding the DOE Loan) by the Company Group in excess of $10,000,000 on an individual basis or $30,000,000 in the aggregate, or making any material and adverse change to the terms of any such borrowed money debt;

(vii)	entering into or making material amendments to any Affiliate Contracts;

(viii)	amending the distribution policy set forth in Section 9.1;

(ix)

entering into or making any material amendments to any contract on behalf of the Company or Subsidiary which contemplates (i) aggregate payments or receipts in excess of $10,000,000 in any twelve (12) month period or (ii) a term greater than three (3) years, other than (A) any Specified Offtake Agreement, (B) any purchase order of lithium conducted on a spot basis, which, for avoidance of doubt, means at a single point in time such that only a single exchange of product takes place, so long as the price per unit within such purchase order is equal to or greater than market price, or (C) any contract in connection with a Drag-Along Sale;

(x)	effecting the settlement of any material claim or dispute that involves payment of more than $1,000,000 [Redacted — seriously prejudicial];

(xi)	electing to pursue the development and construction of Phase 2;

(xii)	effecting the acquisition of a material business or assets outside of the ordinary course of business;

(xiii)

effecting the approval or amendment of an Approved Program and Budget, in each case that would increase the expenses, in the aggregate, by more than 10% as compared to the expenses as set forth in the prior Approved Program and Budget;

(xiv)	effecting the termination or cancellation of an Approved Program and Budget;

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(xv)

making any material amendment to the DOE Loan, including any amendment that increases the amounts required under the Construction Contingency Reserve Account or the Ramp-Up Reserve Account, reduces any of the information provided pursuant to Section 7.7(e) or requires consent for any matter or action otherwise contemplated by this Agreement;

(xvi)

taking any action under the Employee Incentive Plan, including in relation to the economic terms thereof or the participants therein, if and to the extent such action would result in the Company being obligated to reimburse Incentive Plan Costs in any given year of an amount greater than the Incentive Plan Costs set forth in the then current Approved Program and Budget;

(xvii)	any determination subject to Specified Approval as set forth in Schedule “E”; and

(xviii)

making any expenditures that would result in the aggregate expenditures of the Company Group exceeding the aggregate expenditures set forth in the current Approved Program and Budget by more than 10% (other than Sustaining Expenses).

(c)

GM Approval. Notwithstanding anything in this Agreement to the contrary, for so long as GM and its Affiliates hold 10% or more of the issued and outstanding Units, the Company, the Manager and the Board of Directors shall not (and shall cause the Company’s Subsidiaries not to), unless the written consent of GM is first obtained, (i) effect any material tax change that could reasonably be expected to have an adverse effect in any material respect on GM or its Affiliates, (ii) [Redacted — seriously prejudicial] or (vi) permit any member of the Company Group to enter into any contract that would require the consent of a Third Party for the Transfer of any Units by GM or otherwise restrict any of GM’s Transfer rights under this Agreement (including GM’s put rights under Sections 7.9 and 10.6); provided, that, entering into any contract that contains a restriction on the change of Control of the Company shall not require GM’s approval under this Section 4.5(c).

(d)

LAC Approval. Notwithstanding anything in this Agreement to the contrary, for so long as LAC and its Affiliates hold 10% or more of the issued and outstanding Units, the Company, the Manager and the Board of Directors shall not (and shall cause the Company’s Subsidiaries not to) effect any material tax change that could reasonably be expected to have an adverse effect in any material respect on LAC or its Affiliates unless the written consent of LAC is first obtained.

4.6	No Member Fees.

No Member shall be entitled to compensation for attendance at Member meetings or for time spent in its capacity as a Member.

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4.7	No State Law Partnership.

The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager or Director be a partner or joint venturer of any other Member, Manager or Director or any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

4.8	Business Opportunities.

Each of the Company and the Members (in their own name and in the name and on behalf of the Company and its Subsidiaries) acknowledges and agrees that the Company (on behalf of itself and its Subsidiaries) hereby renounces any interest or expectancy in any business opportunity, transaction or other matter in which any of the Members participates or desires to participate and that involves any aspect related to the business or affairs of any of the Company and its Subsidiaries (each, a “Renounced Business Opportunity”). None of the Members shall have any obligation to communicate or offer any Renounced Business Opportunity to the Company, its Subsidiaries or any Member thereof and may pursue any Renounced Business Opportunity solely for its own account. Notwithstanding the foregoing, or anything to the contrary in this Agreement, LAC hereby covenants and agrees, and the Company hereby acknowledges and agrees, that any business opportunity, transaction or other matter in which LAC or any of its Affiliates participates or desires to participate that involves any aspect of the Business shall solely be conducted by and through the Company and its Subsidiaries, provided, for the avoidance of doubt, nothing herein shall restrict any financing or fundraising activities of LAC and its Affiliates (excluding the Company Group) that do not involve directly the conduct of the Business or otherwise seek to circumvent the protections set forth in this Section 4.8.

4.9	No Fiduciary Duties.

To the fullest extent permitted by the Act, a Member, in exercising any of its approval rights under this Agreement, shall (i) represent its own interests and (ii) be entitled to act or omit to act considering only such factors, including its own separate interests, as such Member chooses to consider. Notwithstanding anything to the contrary, any action of a Member or failure to act, taken or omitted in good faith reliance on the foregoing provision shall not, as between the Company and the other Members, on the one hand, and such Member, on the other hand, constitute a breach of any duty (including any fiduciary or other similar duty, to the extent that such exists under the Act or any other applicable law, rule or regulation) on the part of such Member. To the fullest extent permitted by the Act, each Member, in its capacity as such, shall not owe any fiduciary duties to the Company or any of the other Members.

ARTICLE V

COMPANY MANAGEMENT

5.1	Management.

(a)

The business and affairs of the Company shall be managed by or under the direction of a board of directors (the “Board of Directors”), to whom, subject to the limitations set forth in this Agreement and as otherwise required by the Act, the Members hereby delegate, and in which is vested, the full, exclusive and complete

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power, authority and discretion to manage and control the administration, affairs and operations of the Company. Unless otherwise provided in this Agreement, all actions, determinations, elections, judgments, approvals, considerations, amendments, calls or designations taken or omitted to be taken by the Board of Directors pursuant to this Agreement (whether to the Board of Directors’ satisfaction, sole discretion or otherwise) shall be taken or omitted to be taken only with Board Approval and, to the extent applicable, Supermajority Approval and/or Specified Approval.

(b)

To the fullest extent permitted by the Act, a Person, in performing their duties and obligations as a Director under this Agreement, shall (i) serve in such capacity to represent the interests of the Member that designated such Director and (ii) be entitled to act or omit to act at the direction of the Members that designated such Person to serve on the Board of Directors, considering only such factors, including the separate interests of the Member that designated such Director and factors specified by such Member, as such Director chooses to consider. Notwithstanding anything to the contrary, any action of a Director or failure to act, taken or omitted in good faith reliance on the foregoing provision shall not, as between the Company and the other Members, on the one hand, and the Director or the Member designating such Director, on the other hand, constitute a breach of any duty (including any fiduciary or other similar duty, to the extent that such exists under the Act or any other applicable law, rule or regulation) on the part of such Director or such designating Member or any other Director or Member. To the fullest extent permitted by the Act, none of the Directors shall owe any fiduciary duties to the Company or any of the Members; provided, however, that the Board of Directors shall act in accordance with the implied contractual covenant of good faith and fair dealing consistent with the terms of this Agreement.

(c)

Unless explicitly provided otherwise in this Agreement, including Sections 4.5(a) and 4.5(b), the Board of Directors shall have the power, right and authority on behalf and in the name of the Company and its Subsidiaries to carry out any and all of the objects and purposes of the Company and its Subsidiaries and to perform all acts which the Board of Directors, in its sole discretion, may deem necessary or desirable.

(d)

The Company is solely responsible for the operation, maintenance and control of the Company’s assets and facilities. Nothing herein shall be taken to impose any duties, responsibilities or obligations, express or implied, on the Members or their respective Affiliates (other than the Company) in connection with, or relating to, compliance with, or liability under, applicable laws relating, in full or in part, to the protection of the environment, natural resources or human health or safety, including those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, treatment, release and disposal of hazardous substances or petroleum or any fraction thereof. Notwithstanding the foregoing, the Manager in its capacity as such shall have such duties, responsibilities and obligations as set forth in the Management Services Agreement.

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(e)

Pursuant to the Management Services Agreement, the Board of Directors and the Members have delegated to the Manager the authority to perform the Services (as defined in the Management Services Agreement) and, subject to the terms of the Management Services Agreement and this Agreement (including any matter requiring Board Approval, Supermajority Approval, or Specified Approval), no additional delegation of authority or approval of the Board of Directors, the Members, or any other Person shall be required for the Manager to perform the Services in the manner required or contemplated by the Management Services Agreement.

5.2	Board of Directors.

(a)

Organization and Composition. The Board of Directors shall initially consist of five Directors, three of whom shall be appointed by LAC (the “LAC Designees”) and two of whom shall be appointed by GM (the “GM Designees”), subject to adjustment as set forth pursuant to Sections 5.2(a)(i) and 5.2(a)(ii) below.

(i)

For so long as any Member holds a majority of the Proportionate Interests, such Member shall be entitled to appoint such number of Directors that would result in the minimum number of Directors necessary for such Member to hold a majority of the Board of Directors. Neither LAC nor GM shall be entitled to appoint a Director if the aggregate of the Proportionate Interest held by such Member together with any of its Permitted Transferees is less than 10%.

(ii)

Each Member admitted after the funding of the Initial Capital Contributions with a Proportionate Interest equal to or greater than 20% shall be entitled to appoint one Director. No such Member shall be entitled to appoint a Director if the aggregate of the Proportionate Interest held by such Member together with any of its Permitted Transferees is less than 20%.

(iii)

If at any time a Member’s Proportionate Interest decreases such that the number of such Member’s appointees then in office as Directors exceeds the number of Directors that such Member is entitled to appoint, a sufficient number of Directors appointed by it shall be automatically removed as a Director so that the number of Directors appointed by that Member equals the number of Directors that such Member is entitled to appoint.

(iv)

Each Member may remove any Director appointed by it at any time with or without cause, effective upon written notice to Company by the appointing Member and, following any such removal, the appointing Member may appoint another Director (to the extent such appointing Member is otherwise entitled to do so in accordance with this Section 5.2).

(v)	The Company and Members may not appoint or remove Directors except in accordance with the appointment rights provided by this Section 5.2.

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(vi)

Each Director appointed pursuant to this Section shall be an individual who is an employee of its appointing Member or such Member’s Controlled Affiliates and is qualified to act as a Director under all applicable Legal Requirements, but shall not be required to be a Member of the Company.

(vii)	Each Director may provide its appointing Member with any information acquired by the Director in their capacity as a Director of the Company.

(b)

Voting. For purposes of determining whether the voting thresholds referenced in this Agreement have been satisfied, (i) the vote of all Directors who were appointed by the same Member shall be cast in the same manner (either for or against a measure, or otherwise) and (ii) any single Director may exercise all of the voting power of the Directors appointed by the same Member. In the event that there are two Members, each Director shall have one vote. In the event that there are three or more Members, each Director shall have the number of votes equal to the Proportionate Interest of the Member who appointed such Director (and if a Member is entitled to appoint multiple Directors, then the collective vote of the Directors who were appointed by the same Member shall be equal to the Proportionate Interest of the Member who appointed such Directors as of the time of the applicable vote).

(c)

Meetings. Meetings of the Board of Directors shall be held at least quarterly, at such times and at such place outside of Canada as the Board of Directors shall determine. The Manager, on behalf of the Board of Directors, shall give not less than ten (10) Business Days’ notice to the Directors of such regular meetings. In addition to regularly scheduled meetings, any Director may call a special meeting of the Board of Directors upon five (5) Business Days’ notice. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one Director appointed by each designating Member is present; provided that a majority of Directors may constitute a quorum without at least one Director appointed by each Member if all Directors received proper notice of such meeting in accordance with this Section 5.2(c); provided further, that notwithstanding any such majority quorum, matters set forth in Section 4.5(a) or 4.5(b) may not be considered without the presence of Directors that may provide Supermajority Approval or Specified Approval, as applicable. Each notice of a special meeting shall include an agenda or statement of the purpose of the meeting prepared by the Director calling the meeting, but any matters may be considered at the meeting; provided, matters set forth in Section 4.5(a) or 4.5(b) may not be considered without the presence of Directors that may provide Supermajority Approval or Specified Approval, as applicable. If a quorum is not present within 30 minutes following the time at which the meeting is scheduled to take place, the meeting shall be adjourned to the same day in the immediately following week (or, if that day is not a Business Day, the next following Business Day) at the same time and place. The Manager, on behalf of the Board of Directors, shall give notice to the Directors of the rescheduled meeting. Only those items included on the agenda for the original meeting may be acted upon at such a rescheduled meeting, but any additional matters may be considered with the consent of all Directors; provided,

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matters set forth in Section 4.5(a) or 4.5(b) may not be considered without the presence of Directors that may provide Supermajority Approval or Specified Approval, as applicable. For the avoidance of doubt, in no event shall any matter requiring Supermajority Approval or Specified Approval be voted on at a meeting where the requisite Directors are not present. Attendance of a Director at any meeting of the Board of Directors (including by telephone) shall constitute a waiver of notice of such meeting, except where such Director attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened and notifies the other Directors at such meeting of such purpose.

(d)

Reliance on Books, Reports and Records. Each Director shall, in the performance of their duties, be fully protected in relying in good faith upon the books of account or reports made to the Company by any of its Officers, the Manager, or by an independent certified public accountant or by an appraiser selected with reasonable care by the Board of Directors, or in relying in good faith upon other records of the Company. Furthermore, each Director (in such Person’s capacity as a Director) may rely, and shall incur no liability in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, paper, document, signature or writing reasonably believed by it to be genuine, and may rely on a certificate signed by an officer, agent or representative of any Person in order to ascertain any fact with respect to such Person or within such Person’s knowledge, in each case unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such reliance, action or inaction, such Director engaged in bad faith, fraud or willful or intentional misconduct or criminal wrongdoing.

(e)

Costs and Expenses. The Company shall pay or reimburse the reasonable and documented out-of-pocket expenses of the Directors in connection with the participation of the Directors in meetings of the Board of Directors (and committees thereof).

(f)	Conduct of Meetings.

(i)

Meetings of the Board of Directors may be held by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such communications equipment shall constitute presence in person at the meeting.

(ii)

A Director may, upon notice provided to the other Directors, invite a reasonably limited number of other persons who have a reasonable business purpose for being present, to attend the relevant portion of any meeting of the Board of Directors; provided that the Director(s) representing the other Member(s) consent, which consent need not be in writing, may be given by acquiescence and may not be unreasonably withheld. If personnel employed by the Company Group are required to attend a meeting of the Board of Directors, reasonable costs incurred in connection with such attendance shall be paid for by the Company. All other costs in respect of invited persons shall be paid for by the Member whose appointed Director extended the invitation.

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(g)

Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if the action is evidenced by a written consent describing the action taken and signed by Directors representing the requisite number of votes that would be required to take the applicable action at a meeting of the Board of Directors and, when so signed, such written consent shall constitute Board Approval, Supermajority Approval and/or Specified Approval, as applicable, of such action, and notice of any such action taken shall be provided to those Directors who have not consented in writing promptly following the taking of such action.

5.3	Officers.

The Board of Directors may appoint such officers of the Company, including the chief executive officer of the Company, as the Board of Directors may deem necessary or advisable (collectively, the “Officers”), and such Officers shall have the power, authority and duties delegated herein or otherwise in writing by the Board of Directors. Officers may be given titles or may be designated as “authorized persons.” To the extent authorized by the Board of Directors, any Officer may act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company and its Subsidiaries, in each case, consistent with Approved Program and Budget and subject to Section 4.5. Each Officer (in such Person’s capacity as an Officer) shall have such fiduciary duties that an officer of the Company would have if the Company were a corporation organized under the laws of the State of Delaware.

5.4	Related Party Matters.

(a)

Related Party Matters. “Related Party Matters” shall include any member of the Company Group, on the one hand, entering into any Affiliate Contract with any Member or Affiliate of such Member (in its capacity as counterparty to the applicable Affiliate Contract, arrangement or dealing, a “Related Party”, and any Member who is, or whose Affiliate is, the Related Party, the “Conflicted Member”), on the other hand, and any decision or action by a Company Group member to:

(i)	amend any Affiliate Contract with any Related Party;

(ii)	affirmatively waive or release any of its rights or remedies in respect of a breach of, or a failure by any Related Party to comply with the terms of such Affiliate Contract;

(iii)	affirmatively waive or release any of its rights or remedies in respect of any liabilities owed to the Company Group under such Affiliate Contract;

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(iv)

declare a default or exercise remedies after a default under such Affiliate Contract or exercise remedies of the Company Group member under such Affiliate Contract, or terminate, give notice to terminate or extend any such Affiliate Contract;

(v)	defend any claim brought against a Company Group member by a Related Party under any such Affiliate Contract; or

(vi)	bring any claim in respect of a breach or otherwise against a Related Party under any such Affiliate Contract.

(b)

Approval Required. Neither the Company nor any Subsidiary of the Company shall take any action in respect of, and neither the Board of Directors nor any Member shall approve, a Related Party Matter without the prior approval of each Member that is not a Conflicted Member (each, a “Non-Conflicted Member”) and that holds, together with its Affiliates, a Proportionate Interest of at least 10%.

(c)	Process in Respect of Related Party Matters.

(i)

If this Agreement provides, or the Company Group (or any Member) identifies, that a Related Party Matter has arisen or a course of action with respect to a Related Party Matter needs to be decided upon, the Board of Directors (through the Manager, acting on behalf of the Company) or the relevant Member becoming aware of the same shall promptly give a notice in writing to the other Members. Any such notice shall identify and explain the nature of the Related Party Matter and the proposed course of action, together with reasonable supporting documents, materials or information to enable the Non-Conflicted Member(s) to develop an informed view of such Related Party Matter and a proposed course of action for such Related Party Matter.

(ii)

The Members shall cooperate in good faith to agree on the course of action to be taken by the Company Group with respect to the relevant Related Party Matter no later than fifteen (15) Business Days after the date on which notice was served on the Members in accordance with Section 5.4(c)(i).

(iii)

Notwithstanding anything to the contrary in this Agreement, (i) any Related Party Matter shall not require the consent, authorization or approval of any Conflicted Member or the Board of Directors, and (ii) the Non-Conflicted Member(s) may conduct or cause to be conducted any such Related Party Matter on behalf of the Company; provided that the Non-Conflicted Member(s) act in good faith and in the best interest of the Company.

(iv)

If there are two or more Non-Conflicted Members, and such Non- Conflicted Members are unable to agree on a course of action pursuant to Section 5.4(c)(ii) in a manner that would satisfy Section 5.4(b), then any Non-Conflicted Member may refer the matter to an Independent Expert. Each such Non-Conflicted Member shall propose a course of action (solely with respect to the Related Party Matter) to the Independent Expert, who shall determine which proposed course of action is in the best interests of the Company, and the Company shall implement such action or course of action.

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(v)

Prior to a Non-Conflicted Member exercising its rights under Section 5.4(c)(iii) with respect to any Related Party Matter, all Non-Conflicted Members must agree on the applicable action pursuant to Section 5.4(c)(ii) or such Non-Conflicted Member must follow the course of action determined by the Independent Expert in accordance with Section 5.4(c)(iv). Any Non-Conflicted Member so taking any action with respect to any Related Party Matter, such Non-Conflicted Member shall provide written notice to the Company, and the Company shall have ten (10) days to take, or cause the applicable Subsidiary to take, such action.

5.5

Company Employees. By no later than April 30, 2027, LAC shall, and shall cause the Company to, implement a roles and responsibilities organizational chart that has all employees of the Company Group reporting, directly or indirectly, to the General Manager.

ARTICLE VI

INDEMNIFICATION

6.1	Power to Indemnify in Actions, Suits or Proceedings.

The Company shall indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such Person is a Covered Person (each, a “Proceeding”), against any and all losses, claims, expenses (including attorneys’ fees), costs, liabilities, damages, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with such Proceeding; provided, however, that such Covered Person shall not be indemnified by the Company if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such Covered Person is seeking indemnification hereunder, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person committed bad faith, fraud or willful or intentional misconduct or criminal wrongdoing or, in the case of an Officer (in such Person’s capacity as such), such Officer did not meet the applicable standard of conduct under Section 6.8. Any indemnification provided hereunder shall be satisfied solely out of the assets of the Company (including available insurance coverage, if any), as an expense of the Company and, accordingly, no Covered Person shall be subject to personal liability by reason of these indemnification provisions.

6.2	Authorization of Indemnification.

Except as provided in Section 6.3, any indemnification under this Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of a Covered Person is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.1. The determination of

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whether a Covered Person has met the standard of conduct that entitled it to indemnification hereunder shall be made by the Board of Directors. To the extent that a Covered Person has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 6.1, or in defense of any claim, issue or matter therein, he, she or it shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him, her or it in connection therewith, without the necessity of authorization in the specific case.

6.3	Expenses Payable in Advance.

Upon written request by a Covered Person, the Company shall pay reasonable expenses incurred (or reasonably expected to be incurred) by such Covered Person in defending or investigating a Proceeding in advance of (a) the final disposition of such Proceeding and (b) the determination of whether such Covered Person has met the standard of conduct that entitles such Covered Person to indemnification hereunder; provided, however, prior to payment (or advancement) by the Company of any such expenses, the Covered Person shall provide an unsecured undertaking to the Company to repay all such amounts if it shall ultimately be determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Article VI; provided, further, that in no event shall the Company be required to pay or advance to any Covered Person that is not an employee, director or officer of LAC or its Affiliates any amounts in connection with a Proceeding initiated by (i) such Covered Person or (ii) the Company or any of its Subsidiaries.

6.4	Non-Exclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by or granted pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, contract, a vote of Members or Board of Directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, it being the policy of the Company that indemnification of the Persons specified in Section 6.1 shall be made to the fullest extent permitted by applicable law. The provisions of this Article VI shall not be deemed to preclude the indemnification of any Person who is not specified in Section 6.1, but whom the Company has the power or obligation to indemnify under the provisions of the Act or otherwise.

6.5	Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of a Covered Person. Any amendment, modification or repeal of this Section 6.5 or any provision hereof shall be prospective only and shall not in any way affect the limitations on liability of the Covered Persons, or terminate, reduce or impair the right of any past, present or future Covered Person, under and in accordance with the provisions of this Article VI as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

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6.6	Indemnification of Employees and Agents.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and the advancement of expenses to employees and agents of the Company Group similar to those conferred in this Article VI to Covered Persons.

6.7	Severability.

The provisions of this Article VI are intended to comply with the Act. To the extent that any provision of this Article VI authorizes or requires indemnification or the advancement of expenses contrary to the Act or the Articles, the Company’s power to indemnify or advance expenses under such provision shall be limited to that permitted by the Act and the Articles and any limitation required by the Act or the Articles shall not affect the validity of any other provision of this Article VI.

6.8	Limitation of Liability.

(a)

Each Covered Person may rely, and shall incur no liability in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, paper, document, signature or writing reasonably believed by it to be genuine, and may rely on a certificate signed by an officer, agent or representative of any Person in order to ascertain any fact with respect to such Person or within such Person’s knowledge, in each case unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such reliance, action or inaction, such Covered Person committed bad faith, fraud or willful or intentional misconduct or criminal wrongdoing.

(b)

To the maximum extent permitted by applicable law, no Covered Person shall be liable to the Company or to any Member for losses sustained or liabilities incurred as a result of any act or omission (in relation to the Company, any transaction, any investment or any business decision or action, including for breach of duties including fiduciary duties) taken or omitted by such Covered Person, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such act or omission, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person engaged in bad faith, fraud or willful or intentional misconduct or criminal wrongdoing.

(c)

To the maximum extent permitted by applicable law, no Officer (in such Person’s capacity as such) shall be liable to the Company or to any Member for losses sustained or liabilities incurred as a result of any act or omission (in relation to the Company, any transaction, any investment or any business decision or action, including for breach of duties including fiduciary duties) taken or omitted by such Officer (in such Person’s capacity as such), unless there has been a final and non- appealable judgment entered by a court of competent jurisdiction determining that, in respect of such act or omission, and taking into account the acknowledgments and agreements set forth in this Agreement, such Officer (in such Person’s capacity as such) would have had such liability for such act or omission that an officer of the Company would have if the Company were a corporation organized under the laws of the State of Delaware.

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(d)

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, TO THE FULLEST EXTENT PERMITTED BY LAW, NO MEMBER (IN THEIR CAPACITY AS A MEMBER) OR DIRECTOR (IN THEIR CAPACITY AS A DIRECTOR) SHALL BE LIABLE TO THE COMPANY, TO ANY MEMBER OR TO ANY OTHER PERSON MAKING CLAIMS ON BEHALF OF THE FOREGOING FOR CONSEQUENTIAL, EXEMPLARY, PUNITIVE, INCIDENTAL, INDIRECT OR SPECIAL DAMAGES, INCLUDING DAMAGES FOR LOSS OF PROFITS, LOSS OF USE OR REVENUE OR LOSSES BY REASON OF COST OF CAPITAL, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE BUSINESS OF THE COMPANY OR ANY OF ITS CONTROLLED AFFILIATES, REGARDLESS OF WHETHER SUCH CLAIMS ARE BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, VIOLATION OF ANY APPLICABLE DECEPTIVE TRADE PRACTICES ACT OR SIMILAR LAW OR ANY OTHER LEGAL OR EQUITABLE DUTY OR PRINCIPLE, AND THE COMPANY AND EACH MEMBER HEREBY RELEASE EACH OTHER MEMBER (IN THEIR CAPACITY AS A MEMBER) AND DIRECTOR (IN THEIR CAPACITY AS A DIRECTOR) FOR ANY SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE LIMITATIONS SET FORTH IN THIS SECTION 6.8(D) SHALL NOT APPLY WITH RESPECT TO DAMAGES ARISING FROM ANY FAILURE BY A MEMBER TO MAKE ANY CAPITAL CONTRIBUTION REQUIRED TO BE MADE IN ACCORDANCE WITH SECTION 3.2(a) OR SECTION 3.2(b).

(e)

Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.8 shall limit or waive any claims against, actions, rights to sue, other remedies or other recourse the Company, any Member or any other Person may have against any Member, Director or Officer for a breach of contract claim relating to any binding agreement, including this Agreement.

6.9	Indemnitor of First Resort.

As a result of agreements or obligations arising outside of this Agreement, it may be the case that certain of the Covered Persons have certain rights to indemnification, advancement of expenses or insurance provided by a Member and/or certain of its Affiliates (collectively, the “Member Indemnitors”). However, regardless of whether or not there are any such rights to indemnification, advancement of expenses or insurance provided by any Member Indemnitor, (a) the Company is the indemnitor of first resort (i.e., the Company’s obligations to the Covered Persons are primary and any obligation of the Member Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any Covered Persons are secondary), (b) the Company shall be required to advance the full amount of expenses incurred by the Covered Persons and shall be liable for the full amount of all expenses, judgments, penalties,

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fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and the Covered Persons) and (c) the Company hereby irrevocably waives, relinquishes and releases each of the Member Indemnitors from any and all claims against any of the Member Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Regardless of any advancement or payment by the Member Indemnitors on behalf of any Covered Person with respect to any claim for which a Covered Person has sought indemnification from the Company, (i) the foregoing shall not be affected and (ii) the Member Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Covered Person against the Company.

ARTICLE VII

PROGRAMS AND BUDGETS; ADDITIONAL COVENANTS

7.1	Initial Approved Program and Budget.

The initial Approved Program and Budget set forth on Schedule “G” hereto and covering (a) the Budget Period from the Effective Date until December 31, 2024; provided, that, if the Effective Date is not on the first day of a calendar month, the Approved Program and Budget for the first calendar month shall be divided by the number of days in such calendar month, and such amount shall be multiplied by the number of remaining days in such calendar month; provided further that, for the avoidance of doubt, nothing in this Section 7.1 shall impact the calculation of LAC 2024 CapEx, (b) the Budget Period from anticipated FID until Total Plant Transfer and (c) the Budget Period from Total Plant Transfer until 12 months thereafter is hereby approved for such applicable Budget Period (and solely for such Budget Period). For the avoidance of doubt, following the date the Total Plant Transfer occurs, only the Program and Budget set forth in Section 7.1(c) shall be considered the then Approved Program and Budget.

7.2	Operations Under Programs and Budgets.

Except as otherwise provided in Sections 7.4 and 7.6, the operations of the Company Group shall be conducted, expenses shall be incurred, and Assets shall be acquired consistent with Approved Programs and Budgets. For clarity, subject to Sections 4.5(a) and 4.5(b), the Board of Directors has sole and final approval of Programs and Budgets, and any such approved Program and Budget shall be deemed to be an “Approved Program and Budget” for the purposes of this Agreement. Each Program and Budget shall be for a Budget Period of a calendar year (other than prior to FID, in which case such Programs and Budgets shall include both an aggregated annual budget as well as detailed budgets for each month comprising such fiscal year) and shall provide for: (a) accrual of reasonably anticipated Environmental Compliance expenses for all Company Group operations contemplated under the Program and Budget; (b) in reasonable detail, the scope, direction and nature of Company Group operations to be undertaken in respect of such period; (c) payment of all obligations of the Company under Underlying Agreements; and (d) in reasonable detail, the coverage and terms of the applicable insurance policies for the Company Group. The Manager shall send to the Members each Approved Program and Budget. The Manager shall have the right to spend such amounts notwithstanding such Approved Program and Budget within the parameters provided for in Section 7.4 and Section 7.6.

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7.3	Presentation of Proposed Programs and Budgets.

(a)

Not later than sixty (60) days (or, prior to FID, thirty (30) days) before the expiration of the then current Approved Program and Budget, the Manager shall prepare a proposed Program and Budget for the succeeding calendar year or longer such period approved by the Board of Directors, and submit the proposed Program and Budget for such calendar year or other period to the Board of Directors and, if applicable, the Members, for review. The proposed Program and Budget shall be accompanied by a notice of the date and time of the meeting to be held by the Board of Directors and, if applicable, the Members to consider the proposed Program and Budget, which date shall not be less than ten (10) days after the submission of the proposed Program and Budget to Board of Directors and, if applicable, the Members. The Directors and, if applicable, the Members may approve the proposed Program and Budget, propose modifications to the proposed Program and Budget or reject the proposed Program and Budget. If the Board of Directors unanimously approves or the Members unanimously approve such proposed Program and Budget, then such proposed Program and Budget shall be the Approved Program and Budget for such period. If such proposed Program and Budget is not so unanimously approved, for the next following ten (10) days, the Manager shall negotiate in good faith with the Board of Directors to derive a revised Program and Budget. At the end of such negotiation period, the Manager shall submit a revised Program and Budget for such calendar year or other period to the Board of Directors and, if applicable, the Members for review. The revised Program and Budget shall be accompanied by a notice of the date and time of the meeting to be held by the Board of Directors and, if applicable, the Members to consider the proposed Program and Budget, which date shall not be less than ten (10) days after the submission of the proposed Program and Budget to Board of Directors and, if applicable, the Members.

(b)

In the event that Specified Approval is not obtained for any revised Program and Budget or any increase in the Management Fees (as defined in the Management Services Agreement) following the negotiation period set forth in Section 7.3(a), and the submission of such revised Program and Budget in accordance with Section 7.3(a), (i) with respect to all items other than the Management Fees, (A) if such revised Program and Budget would not increase the expenses, in the aggregate, by more than 10% as compared to the expenses as set forth in the prior Approved Program and Budget, the Board of Directors may approve such amended Program and Budget by Board Approval other than the Management Fees, and (B) if such revised Program and Budget would increase the expenses, in the aggregate, by more than 10% as compared to the expenses as set forth in the prior Approved Program and Budget, until the required Specified Approval is obtained, the Manager shall, and shall cause the Company Group to, continue to operate under the prior Approved Program and Budget (increased by CPI), which shall be deemed to be the Approved Program and Budget under this Agreement until a new Approved Program and Budget is adopted in accordance with this Agreement, and (ii) with respect to any increase in the Management Fees, until the required Specified Approval is obtained, the Manager shall, and shall cause the Company Group to,

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continue to operate under the prior Approved Program and Budget’s Management Fees (increased by CPI), which shall be deemed to be the Approved Management Fee (as defined in the Management Services Agreement) under the Management Services Agreement until a new Approved Management Fee is adopted in accordance with this Agreement (it being understood and acknowledged that a modification of Incentive Plan Costs from a “non-cash” item in a Program and Budget to a “cash” item in a subsequent Program and Budget shall not be deemed to be an increase in expenses for the purposes of this Section 7.3(b), provided that any related payments are made in accordance with and subject to Section 7.14).

7.4	Sustaining Expense.

Notwithstanding anything to the contrary in this Agreement, the Manager shall be entitled to conduct such operations and to make such expenditures (on behalf of the Company) as are necessary, in the Manager’s judgement, to (i) respond to an Emergency, (ii) comply with any change in Law or enforcement of such Law since the date of the last Approved Program and Budget, for which the Board of Directors reasonably determines spending cannot wait until completion of the amendment process set forth in Section 7.5 or the next budget approval process as set forth in Section 7.3 or (iii) make any indemnification payment required under any agreement that has been finally determined pursuant to such agreement (including, to the extent applicable, the receipt of Specified Approval for any applicable settlement) (x) to which the Company or any of its subsidiaries is a party and (y) is not an Affiliate Contract, in each case, so long as the Manager has acted in accordance with this Agreement and the Management Services Agreement (each of the foregoing, a “Sustaining Expense”). The Manager shall promptly notify the Board of Directors and the Members of each Sustaining Expense and shall use commercially reasonable efforts to continue to operate within the Approved Program and Budget, notwithstanding such Sustaining Expense, and to avoid issuing any Contribution Notice in respect of such Sustaining Expense.

7.5	Amendments.

During the applicable Budget Period, the Manager may propose amendments (the “Amendments”) to any currently Approved Program and Budget from time to time. If applicable, at the meeting to vote on the Amendment (taking into account any revisions made by the Manager during the negotiation period), the Members shall vote to either accept or reject the revised Amendment in accordance with Section 4.5(b)(xiii).

7.6	Budget Overruns; Program Changes.

During the applicable Budget Period, the Manager shall immediately notify the Board of Directors of any actual or anticipated material departure from an Approved Program and Budget. If the actual or anticipated departure from the Approved Program and Budget (a) results in less than a 10% increase, in the aggregate, of the expenses as compared to the then-current Approved Program and Budget and (b) is not an increase of the Management Fees paid pursuant to the Management Services Agreement, the Manager can proceed with Board Approval and such budget overruns shall be charged to the Company. If the actual or anticipated departure from the Approved Program and Budget involves an increase (i) in the Management Fees paid pursuant to the

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Management Services Agreement or (ii) of more than 10%, in the aggregate, of the expenses as compared to the then-current Approved Program and Budget, the Manager can proceed with Specified Approval (as and to the extent set forth in such Specified Approval) and such budget overruns shall be charged to the Company. Notwithstanding the foregoing, the Manager shall be able to proceed with any overruns without approval to the extent such costs and expenses are directly caused by a Sustaining Expense.

7.7	Books, Records and Access.

(a)

The Company shall, and shall cause its Subsidiaries to, prepare and maintain proper, accurate and complete books and records of accounts, taxes, financial information and all matters pertaining to the Company (and its Subsidiaries) including all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company, in each case to the extent required in accordance with U.S. GAAP (other than with respect to the 2024 fiscal year, for which IFRS Accounting Standards shall be applied (the “IFRS Accounting Year”)), and maintain a system of internal accounting controls over financial reporting which provides reasonable assurance that: (i) transactions are executed in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP (other than with respect to the 2024 fiscal year, for which IFRS Accounting Standards shall be applied) and to maintain accountability for its assets; and (iii) none of the Company Group maintains off- the-books accounts. The consolidated financial statements of the Company and its Subsidiaries shall be audited annually by a reputable firm of independent certified public accountants as shall be appointed from time to time by the Board of Directors, including to determine compliance with applicable Laws. The fact that such independent certified public accountants may audit the financial statements of one or more of the Members or their Affiliates shall not disqualify such accountants from auditing the Company’s and its Subsidiaries’ financial statements. Any related costs incurred by an auditor (other than pursuant to Section 7.7(g)) shall be borne by the Company.

(b)

At a minimum, the Company shall keep at its principal place of business the following records: (i) a current list of the full name and last known business, residence, or mailing address of each Member, Director and Officer (in each case both past and present); (ii) a copy of this Agreement, the organizational documents of the Company and each Subsidiary, and all amendments to any of the foregoing, together with executed copies of any powers of attorney pursuant to which any such document has been executed; (iii) copies of the income tax returns and reports of the Company and each Subsidiary, and all supporting work papers, if any, for ten (10) years after the due date for filing (including extensions) the Company’s or such Subsidiary’s annual or short period tax returns (and the Company shall provide each Member with an opportunity, at the expense of such Member, to obtain a complete set of such tax returns, and supporting workpapers, prior to their destruction and upon the dissolution of the Company); (iv) copies of the currently effective written agreements of the Company and each Subsidiary and copies of books and records

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of account and any financial statements of the Company and each Subsidiary for ten (10) years after the due date for filing (including extensions) the Company’s or such Subsidiary’s related SEC filing and reports (and the Company shall provide each Member with an opportunity, at the expense of such Member, to obtain a complete set of such files and records prior to their destruction and upon the dissolution of the Company); (v) minutes of every meeting of the Members; (vi) minutes of every meeting of the Board of Directors; (vii) any written consents obtained from the Members or the Board of Directors for actions taken by the Members or the Board of Directors without a meeting; and (viii) such other books and records as may be required by applicable Law.

(c)

The Members shall have the reasonable right (i) to consult from time to time with the Officers and the supervisors or independent certified public accountants of the Company (and its Subsidiaries) at their respective places of business regarding operating and financial matters and (ii) to visit and inspect any of the properties or assets of the Company or any of its Subsidiaries (no more than quarterly). The requesting Member shall use commercially reasonable efforts to prevent any such inspections from unreasonably interfering with Operations or the other business and operations of the Company.

(d)	The Company shall provide to each Member the following reports:

(i)

(x) within 120 days of the year-end for the year ending December 31, 2024 and (y) within ninety (90) days of the year-end for each year thereafter, audited consolidated financial statements of the Company Group audited by and certified by the Company’s independent certified public accountants, along with such auditor’s report (the Annual Audited Financial Statements) including:

(A)	the consolidated balance sheet of the Company Group as of the close of such year-end;

(B)	a consolidated statement of income of the Company Group for such year-end;

(C)	a consolidated statement of the Company Group’s cash flows for such year-end; and

(D)	a consolidated statement of the Company Group’s shareholder’s equity for such year-end; and

(E)	a disclosure of such Member’s Capital Account as of the close of such Fiscal Year, and changes therein during such year-end;

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(ii)

within sixty (60) days of the end of any fiscal quarter, quarterly unaudited consolidated financial statements (balance sheets, statements of income, statement of cash flows, and statement of equity) of the Company Group for the previous quarter, certified by the Chief Financial Officer of the Company; provided, however, that in the event that, after the Commencement of Commercial Production (as defined in the GM Phase 1 Offtake Agreement), GM’s investment in the Company is deemed to be a “material investment” (as determined by GM in good faith pursuant to its accounting practices) (“GM Material Investment Determination”) and GM delivers written notice to the Company of such GM Material Investment Determination, then ninety (90) days after delivery of such written notice to the Company, (a) preliminary completed drafts of such quarterly unaudited consolidated financial statements, subject to final adjustments and incorporating all financial data and records the Company is aware of at the time, shall be delivered within thirty (30) days of the end of any fiscal quarter, and (b) final quarterly unaudited consolidated financial statements shall be delivered on the earlier of (x) promptly following the relevant information becoming available to the Company, and (y) prior to the applicable reporting deadline imposed on LAC under any applicable Securities Laws;

(iii)

within sixty (60) days of the end of each fiscal quarter during the IFRS Accounting Year, and within ninety (90) days of the end of the IFRS Accounting Year, an unaudited reconciliation of the Company Group’s quarterly unaudited consolidated financial statements with respect to such fiscal quarter and an audited reconciliation of the Company Group’s annually audited consolidated financial statements with respect to such fiscal year, in each case, to U.S. GAAP, if it was reasonably determined by GM in consultation with its auditor, that this information is necessary for GM financial reporting, accounting or tax purposes;

(iv)

within forty-five (45) days of the end of each month, unaudited monthly financial statements (balance sheets, statements of income, and cash flows) of the Company Group for the previous month; provided, however, in the event of a GM Material Investment Determination and GM delivers written notice to the Company of such GM Material Investment Determination, then ninety (90) days after delivery of such written notice to the Company, such unaudited monthly financial statements shall be delivered on the earlier of (a) promptly following the relevant information becoming available to the Company and (b) thirty (30) days following the end of each month; and

(v)

in the event of a GM Material Investment Determination and GM delivers written notice to the Company of such GM Material Investment Determination, then ninety (90) days after delivery of such written notice to the Company, no later than three (3) Business Days after the end of each quarter, an estimate of earnings of the Company Group in the form of a preliminary income statement.

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(e)	For so long as a Member Group holds at least 10% of the outstanding Units and the DOE Loan is outstanding, each Member in such Member Group shall have the right to receive:

(i)	within five (5) days after the same is provided to the DOE pursuant to Section 8.02(a) of the DOE Loan, the Omnibus Annual Report (as defined in the DOE Loan);

(ii)	within five (5) days after the same is provided to the DOE pursuant to Section 8.02(b) of the DOE Loan, each Quarterly Certificate (as defined in the DOE Loan);

(iii)	within five (5) days after the same is provided to the DOE pursuant to Section 8.02(c) of the DOE Loan, each Community Benefits Plan and Justice40 Annual Report (as defined in the DOE Loan);

(iv)	within five (5) days after the same is provided to the DOE, each environmental report provided to the DOE pursuant to Section 8.02(f) of the DOE Loan;

(v)	within five (5) days after the same is provided to the DOE, each monthly report provided to the DOE pursuant to Section 8.02(d) of the DOE Loan;

(vi)	within five (5) days after the same is provided to the DOE, each monthly update and monthly performance report provided to the DOE pursuant to Section 8.02(e) of the DOE Loan;

(f)	For so long as a Member Group holds at least 10% of the outstanding Units, each Member in such Member Group shall have the right to receive:

(i)

if the DOE Loan is no longer outstanding, promptly following internal preparation thereof, any reports produced by, or on behalf of the Company Group, with substantially similar information previously provided under Section 7.7(e)(i) through Section 7.7(e)(vi) and, if no such reports are so produced, such Member shall discuss in good faith with the Company and agree on the information, form, and cadence of the reports to be delivered to such Member by the Company Group;

(ii)	promptly upon request to the extent available, the then-current Approved Program and Budget;

(iii)

promptly following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Authority or any litigation proceedings or filings involving the Company or any of its Subsidiaries, in each case, in respect of the Company’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of the Company and its Subsidiaries, and any responses by the Company; and

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(iv)

such other financial statements, information and reports at such times and in such forms as any such Member may reasonably request in order to enable such Member or any of its Affiliates to prepare financial or other reports required by applicable Law.

(g)

For so long as a Member Group holds at least 10% of the outstanding Units, each Member in such Member Group shall have the right to visit the Properties, facilities, and Assets of the Company Group at its own expense and no more frequently than once during any calendar quarter, unless there has been an Emergency, then in such event, such Member in a Member Group shall have the additional right to visit the Properties, facilities, and Assets of the Company Group once for each Emergency during such calendar quarter, so long as the exercise of such right does not unreasonably interfere with the business and operations of the Company Group. In addition to the other rights specifically set forth in this Agreement, subject to Section 7.7(h) each such Member is entitled to, at its option and at its own expense, from time to time but no more frequently than once per calendar year, conduct internal audits of the books, records and accounts of the Company and the Subsidiaries, which audits may be conducted by employees or agents approved by the Board of Directors upon the reasonable request of any such Member at any reasonable time during normal business hours.

(h)

Notwithstanding anything in this Section 7.7 to the contrary, the Company shall not be required to provide any Member with access to, or to disclose any information to, a Member if such disclosure would reasonably be expected to result in the sharing of pricing and key sales terms of any purchasers of the offtake of the Project; provided, that such restriction shall not restrict a Member from receiving aggregate, de-identified sales numbers and financial statements otherwise required to be provided in this Section 7.7.

(i)

Provided that there is no conflict with any other agreement between the Company and any third Person, except to the extent set forth in Section 7.7(h), none of the Company, the Manager or the Board of Directors (on behalf of the Company) shall have the right to keep confidential from the Members any information that the Board of Directors would otherwise be permitted to keep confidential from the Members pursuant to Section 18-305(c) of the Act.

(j)	The rights set forth in this Section 7.7 are intended to be the sole information rights of the Members as permitted by the Act.

7.8	Bank Accounts.

The Board of Directors shall cause the Company to establish and maintain one or more separate bank and investment accounts for Company funds in the Company’s name with such financial institutions and firms as the Board of Directors may select and designate signatories thereon. The Company may not commingle the Company’s funds with the funds of any other Person other than, as determined by the Board of Directors, the Company’s Subsidiaries.

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7.9	Compliance Covenants.

For so long as GM or an Affiliate thereof is a Member, the Company shall, and shall cause each of its Subsidiaries to, comply with each of the policies attached as Schedule “H” (the “Compliance Covenants”), the Compliance Covenants may not be amended without GM’s consent. In the event of a breach by the Company of the Compliance Covenants that is not Cured or cannot be Cured and GM is not then a Defaulting Member, GM and its Affiliates shall have the right to, in its sole discretion, pursue one or more of the following remedies: (a) (i) for so long as the DOE Loan is outstanding, sell a portion or all of their Units to the Company (and the Company shall buy such Units) for an aggregate purchase price of up to $[Redacted — commercially sensitive information], or (ii) if the DOE Loan has been terminated, sell a portion or all of their Units to the Company (and the Company shall buy such Units) for a purchase price per Unit (the “Compliance Put Purchase Price”) equal to the highest of (1) the Fair Market Value of a Unit,

(2) the book value of a Unit, and (3) the GM Aggregate Contribution Amount divided by the total number of Units held by GM and its transferees immediately prior to GM exercising any of its remedies under this Section 7.9, in each of clause (i) or (ii) by delivery of a written notice (the “Compliance Put Notice” and the date for such sale set forth therein the “Compliance Put Closing Date”) to the Company requesting such sale (provided that such Compliance Put Notice is delivered within 120 days following the date on which GM notifies the Company of such breach); provided that if the Company, in good faith, demonstrates that it cannot pay such price out of funds available to the Company in excess of an amount sufficient for the Company to continue as a going concern, without raising additional funds through debt or equity financing or selling any assets (“Available Funds”), then the Compliance Put Purchase Price shall be reduced to the maximum amount the Company is able to pay at such time out of Available Funds (as agreed between the Company and GM), (b) Transfer its Units to any Third Party without being required to comply with any of the restrictions or limitations set forth in this Agreement other than Sections 10.1(c), 10.1(d), 10.1(g)(i), 10.1(g)(ii) and, only with respect to material Governmental Authorizations, 10.1(g)(iv); or (c) pursue any other remedy available to it pursuant to Section 13.11, and in each of clause (a) or (b) any outstanding and undrawn GM Letters of Credit shall be withdrawn. By way of example, GM may elect to put to the Company a portion of its Units and Transfer the remainder of GM’s Units to a Third Party. The Company shall, and shall cause its Subsidiaries to, comply with the GM Supply Chain Policy, the Company shall incorporate, and shall cause its Subsidiaries to incorporate, and shall require each third-party service provider to incorporate, to the extent applicable, the GM Supply Chain Policy in its or its Subsidiaries’ contract for goods or services, unless the Company determines in good faith, after receiving advice from counsel, that (x) a third-party service provider maintains its own code of conduct and/or other supply chain policy(s) and (y) such code and/or other policy(s) are substantially similar in all material respects to the applicable portions of the GM Supply Chain Policy.

7.10	GM Phase 2 Offtake Agreement.

Upon the Effective Date, the Company and GM (or an Affiliate thereof) shall enter into an additional offtake agreement (or agreements) in substantially the form of Schedule “I” (the “GM Phase 2 Offtake Agreement”).

Limited Liability Company Agreement of Lithium Nevada Ventures LLC: Page 34

7.11	GM Life of Mine Rights.

Following the expiry of the (a) GM Phase 1 Offtake Agreement, with respect to the volumes from Phase 1 of the Project, and (b) GM Phase 2 Offtake Agreement, with respect to the volumes from Phase 2 of the Project, in each case, GM shall have life of mine offtake rights, at market price, for a percentage of all volumes from Phase 1 and Phase 2 of the Project, as applicable, equal to GM’s Proportionate Interest as of the applicable date of determination in accordance with the process and procedures set forth on Schedule “K” (“Life-of-Mine Rights”). Notwithstanding the foregoing, if the DOE Loan is terminated prior to FID and GM exercises its rights under Section 10.6 and pursuant to a DOE Put Notice, GM shall have no further Life-of-Mine Rights, which shall be null and void. For the avoidance of doubt, the Life-of-Mine Rights shall be transferrable (in whole or in part) to any transferee of Units from GM and shall be exercisable by any such transferee.

7.12	[Redacted — seriously prejudicial]

7.13	Employee Non-Solicit.

Each Member (other than any Member that is an Affiliate of LAC) hereby agrees, on behalf of itself and its Affiliates, that, without LAC’s prior written consent, such Member and its Affiliates shall not, for so long as such Member is a member of the Company, directly or indirectly solicit for employment or engagement, or employe or engage, any employee of LAC or its Affiliates (including Manager) who provides services to the Company Group; provided, however, that such Member and its Affiliates shall not be prohibited from: (a) employing or engaging any such Person who contacts such Member or its Affiliates on his or her own initiative and without any direct or indirect solicitation by such Member or its Affiliates; (b) conducting generalized solicitations for employees (which solicitations are not specifically targeted at employees of LAC or its Affiliates (including Manager) and employing or engaging any Person that responds to such solicitations); (c) soliciting for employment or employing any Person who (i) has been terminated by LAC or its Affiliates and has not been solicited for employment in breach of this Section 7.13 by such Member or its Affiliates prior to such termination or (ii) has not been employed or engaged by LAC or its Affiliates sixty (60) consecutive days, or (d) soliciting for employment or engagement any employee of LAC or its Affiliates with the express consent of LAC.

7.14	Employee Incentive Plan.

(a)

Following the Effective Date, LAC Parent may issue restricted stock units to employees of the Company Group (in addition to any such issuances that may exist as of the Effective Date) pursuant to the terms and conditions of its existing equity incentive plan, a copy of which is attached as Schedule “M” (the “Employee Incentive Plan”). Unless otherwise determined by LAC in its sole discretion, the Company shall reimburse LAC Parent for any costs of, and costs associated with, the issuance of restricted stock units under the Employee Incentive Plan to the extent recorded in the books and records of LAC Parent in accordance with U.S. GAAP (such costs, the “Incentive Plan Costs”); provided, that, any reductions to such costs associated with the termination of employees and the forfeiture of unvested restricted stock units (such reductions, “Incentive Plan Cost Reductions”), shall be offset against the Incentive Plan Costs incurred for that current calendar year (or if such Incentive Plan Cost Reduction happens in a subsequent calendar year, then shall reduce the Incentive Plan Costs for such calendar year).

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(b)

Prior to Production Commencement, the Company shall not reimburse LAC Parent for any Incentive Plan Costs incurred, but such costs shall accrue, as adjusted for any Incentive Plan Cost Reductions (“Accrued Incentive Plan Costs”) and shall be paid in accordance with Section 9.1(a)(ii).

(c)

In the event of a material change to LAC Parent that results in the restricted stock units of LAC Parent issued under the Employee Incentive Plan no longer being a directly aligned incentive for performance by the employees of the Company Group, GM shall have the right to request that the Company revisit, amend, and/or terminate issuances of restricted stock units to employees of the Company Group under the Employee Incentive Plan and adopt an alternative employee incentive plan implemented solely by the Company, which shall be subject to Specified Approval.

7.15	Management Fees.

(a)

The Manager acknowledges and agrees that, (i) prior to Production Commencement, all Approved Management Fees and Approved Third Party Expenses (each as defined in the Management Services Agreement) shall not be paid in cash by the Company and (ii) in the event the Company does not have sufficient cash on hand to pay the Approved Management Fees or Approved Third Party Expenses as required under the Management Services Agreement, no Contribution Notice shall be submitted or delivered to the Members to request additional capital to be contributed to the Company in order to fund such costs, but, in each case, the Approved Management Fees or Approved Third Party Expenses shall instead accrue as an amount owed by the Company to the Manager (collectively, the “Accrued Management Costs”) and shall be paid in accordance with Section 9.1(a)(ii); provided, however, that in the event a Contribution Notice is delivered to the Members (x) in accordance with Section 3.3 and this Section 7.15 and (y) after the second anniversary of the Effective Date, then (A) each Member that is not an Affiliate of the Manager shall fund an additional amount of the capital contribution requested in the Contribution Notice, up to a maximum of the total amount requested in the Contribution Notice, equal to the amount of the Accrued Management Costs that is attributable to such Member’s Proportionate Interest (“Management Catch-up Amount”), and the Accrued Management Costs shall be decreased by an amount equal to the aggregate Management Catch-up Amount, divided by the percentage of the aggregate Proportionate Interests of the Members that are not an Affiliate of the Manager, and (B) the aggregate Management Catch-up Amount shall be deemed contributed by LAC (and for the avoidance of doubt, shall not be deemed contributed by the applicable Member making such contribution). [Redacted — seriously prejudicial].

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(b)

Subject to Section 7.15(c), in the event that, in connection with a Contribution Notice properly delivered pursuant to Section 3.3 and this Section 7.15, (i) the Members that are not Affiliates of the Manager fail to fully contribute the aggregate Management Catch-up Amount and (ii) the Members that are the Manager or Affiliates of the Manager make a Capital Contribution equal to at least its Proportionate Interest of the Contribution Notice amount, then, in addition to the amount of the Capital Contribution made by the Members that are the Manager or Affiliates of the Manager, LAC shall also be deemed to have made an additional Capital Contribution equal to (x) the difference between the aggregate Management Catch-Up Amount and the portion of the aggregate Management Catch-Up Amount contributed by the Members that are not Affiliates of the Manager, (y) divided by the percentage of the aggregate Proportionate Interests of the Members that are not an Affiliate of the Manager, and such deemed Capital Contribution shall be included for the purposes of acquiring Units in accordance with Section 3.3, and the Accrued Management Costs shall also be reduced by an amount equal to the aggregate Management Catch-Up Amount, divided by the percentage of the aggregate Proportionate Interests of the Members that are not an Affiliate of the Manager. [Redacted — seriously prejudicial].

(c)

In the event that, in connection with a Contribution Notice properly delivered pursuant to Section 3.3 and this Section 7.15, (i) the Members that are not Affiliates of the Manager fail to fully contribute at least their collective Proportionate Interest of the Contribution Notice amount and (ii) subject to Section 7.15(d) the Members that are the Manager or Affiliates of the Manager do not make any Capital Contribution under the Contribution Notice, then (A) the Members that are not Affiliates of the Manager shall be deemed to have contributed an amount equal to the actual amount contributed multiplied by their collective Proportionate Interest, (B) LAC shall be deemed to have contributed the difference between actual amount contributed by such other Members and the amount deemed contributed pursuant to clause (A), and (C) the Accrued Management Costs shall be reduced by an amount equal to (x) the amount deemed contributed pursuant to clause (B) divided by (y) the collective Proportionate Interest of the Members that are not Affiliates of the Manager. [Redacted — seriously prejudicial].

(d)

In the event that, in connection with a Contribution Notice properly delivered pursuant to Section 3.3 and this Section 7.15, the Members that are not Affiliates of the Manager fail to fully contribute at least their collective Proportionate Interest of the Contribution Notice amount, LAC shall have five (5) Business Days to make a Capital Contribution following the deadline for such Capital Contribution set forth in such Contribution Notice.

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7.16	[Redacted — seriously prejudicial]

ARTICLE VIII

DEFAULTS AND REMEDIES

8.1	Defaults.

The occurrence of any one or more of the following shall, so long as it subsists, constitute an “Event of Default” by a Member (the “Defaulting Member” and the other Member shall be referred to as a “Non-Defaulting Member”), but only it its capacity as a Member:

(a)	a Member suffering an Insolvency Event;

(b)	a Member failing to make FID Capital Contributions when required to do so pursuant to Section 3.2(a);

(c)	any breach by a Member of Section 3.2(b);

(d)	a Member breaching any of the Transfer restrictions set forth in Article IX; and

(e)

a Member taking any action requiring Supermajority Approval or Specified Approval hereunder without such required approval that is not Cured or cannot be Cured; provided that any action taken by or at the express direction of the Manager shall be deemed to be an action taken by the Member that is an Affiliate of the Manager for purposes of this Section 8.1(e).

8.2	Notice of Default.

The Company shall give the Defaulting Member a written notice of default (a “Notice of Default”), which shall describe the default in reasonable detail.

8.3	Defaulting Member Right to Contest.

Contemporaneously with the delivery of the Notice of Default, the Non-Defaulting Member shall have the rights specified in Section 8.6. If the Defaulting Member in good faith contests whether the alleged default has in fact occurred, the Defaulting Member shall give notice thereof to the Non-Defaulting Member and the provisions of Section 13.2 shall then be applicable (except as otherwise provided herein) and pending such dispute resolution by agreement or a final ruling, Section 8.6 shall not be operative. If the ruling confirms that a default has occurred or there is agreement of the Parties, Section 8.6 shall be operative.

8.4	Rights Upon Default.

The Company, after providing a Notice of Default, shall have the right (but not the duty) to exercise any remedy available to it at law or equity.

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8.5	No Penalty.

The Members acknowledge and agree that the rights and remedies conferred by this Article VIII do not constitute a penalty, unlawful forfeiture or penalty interest rates, and that such rights and remedies are necessary to ensure that the interests of the Members are appropriately balanced. Each Member covenants that it shall not raise any prohibition against penalty clauses as a defense to the dilution contemplated by Section 3.2.

8.6	Suspension of Rights While a Defaulting Member.

In addition to the remedies set forth above or available at applicable Law, if an Event of Default subject to the provisions of Section 8.3 occurs and is continuing, the Defaulting Member’s:

(a)	voting rights in the Company will be suspended and quorum for Member meetings will be adjusted to not require the attendance of the Defaulting Member;

(b)

Directors designed by the Defaulting Member will not be entitled to vote and quorum and voting thresholds for meetings of the Board of Directors will be proportionally adjusted to not require attendance of such Directors;

(c)	rights to Transfer its Units will be suspended; and

(d)	rights to receive distributions will be suspended.

ARTICLE IX

DISTRIBUTIONS

9.1	Distributions.

(a)

Regular Distributions. Except with the Specified Approval of the Members or pursuant to Section 3.1(b), subject to Section 8.6(d) and Section 9.1(c), and in compliance with the terms of the DOE Loan, all Available Cash of the Company shall be distributed to the Members on a quarterly basis (within fifteen (15) Business Days following the commencement of each calendar quarter), or at such additional time or times as the Board of Directors determines, as follows:

(i)

first, in the event that any amount (A) under any GM Letter of Credit is drawn, to GM until such time as GM has received aggregate distributions equal to such drawn amount (and such distributions shall reduce the drawn amount thereunder) or (B) under any LAC Guarantee is called and paid by LAC, and (1) if no amount under any GM Letter of Credit has been drawn and remains outstanding, to LAC until such time as LAC has received aggregate distributions equal to (x) such called and paid amount, multiplied by (y) the Proportionate Interests of Members other than LAC and its Affiliates or (2) if both amounts under a LAC Guarantee have been called and paid and amounts under the GM Letter of Credit have been drawn and such amounts are outstanding, to LAC and GM pro rata in proportion to the amounts required to be paid to LAC and GM until such time as both LAC and GM have received aggregate distributions equal to such respective amounts (and with respect to such distributions to GM, shall reduce the drawn amount under the GM Letter of Credit);

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(ii)	second, to LAC until LAC has received an amount equal to the Accrued Incentive Plan Costs and Accrued Management Costs, if any;

(iii)

third, only if such distribution is for the last calendar quarter of the calendar year, to LAC, an amount equal to the Net Incentive Plan Costs for such calendar year; provided, however, that in the event that there is not sufficient Available Cash to distribute an amount to LAC equal to the Net Incentive Plan Costs for such calendar year, the remainder of such Net Incentive Plan Costs shall be deemed to be Accrued Incentive Plan Costs in the immediately subsequent quarter for purposes of this Section 9.1(a); and

(iv)	thereafter, any remaining amount of Available Cash shall be distributed pro rata in proportion to their respective Proportionate Interests.

(b)

Tax Distributions. Subject to Section 9.1(a)(i) and 9.1(c), and in compliance with the terms of the DOE Loan, Available Cash shall be distributed to each Member with respect to each fiscal year in an amount equal to any federal, state or local income taxes payable by such Member (or the direct or indirect owners of such Member) with respect to the taxable income allocated by the Company to such Member for federal, state and local income tax purposes for such fiscal year (net of losses allocated by the Company to such Member for federal, state or local income tax purposes in prior fiscal years that have not been offset by prior allocations of taxable income, to the extent such prior losses would be available to offset such taxable income allocated to such Member in such fiscal year) pursuant to Section 3.3 and Section 3.4 of Schedule “E”, assuming that the taxable income (and loss) allocated by the Company to such Member were the only items of taxable income and loss recognized by such Member and based on the highest applicable combined federal and state income tax rate applicable to a corporation resident in New York, New York (such amount, a Member’s “Tax Distribution”); provided, that, in the event that any amount was paid by LAC under a LAC Guarantee or any amount was drawn on a GM Letter of Credit, all Available Cash shall be distributed to LAC and GM under Section 9.1(a)(i), until such time LAC and GM, as applicable, have received aggregate distributions equal to such respective amounts. The Company shall make quarterly distributions based on estimates of the required Tax Distribution to each Member in a manner sufficient to allow such Member to timely satisfy its quarterly estimated tax payment obligations, with a true-up to the amount of such Tax Distribution to be made to such Member on or before the due date for the payment of tax for such fiscal year. In the event the Company does not have sufficient Available Cash to make a Tax Distribution to a Member, the unpaid amount will be carried forward and added to the amount of Tax Distribution owed to such Member in the succeeding fiscal year. Any distributions made to a Member pursuant to this Section 9.1(b) shall be treated as an advance against, and shall reduce on a dollar-for-dollar basis, the next succeeding distribution otherwise payable by the Company to such Member pursuant to Section 9.1(a)(iv).

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(c)

No Distributions In Kind. During the existence of the Company, no Member shall be entitled or required to receive as distributions from the Company of any asset other than cash unless otherwise determined by the Board of Directors.

9.2	Liquidating Distributions.

Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the assets of the Company shall be vested in the Board of Directors, who shall have full power and authority to sell, assign and encumber any and all of the Company’s assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. The proceeds of liquidation of the assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in the following order of priority:

(a)

first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by applicable law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including fixed or contingent, matured or unmatured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and

(b)	thereafter, to the Members in accordance with Section 9.1.

ARTICLE X

TRANSFERS AND ENCUMBRANCES OF UNITS

10.1	Restrictions on Transfer.

(a)

No Member shall, or shall permit their Affiliates to, and no Member shall Transfer, directly or indirectly, its Units except, subject to Section 7.9, in full compliance with the provisions of this Article X. Without limiting the generality of the foregoing, the Members acknowledge and agree that an Indirect Transfer of an equity interest in a Member (including through any change of Control of such Member (including through any change of Control of any parent company of such Member) other than a Parent Change of Control) (the “Indirect Interest”) is a Transfer and is subject to the provisions of this Article X. For the avoidance of doubt, nothing in this Agreement restricts in any manner any Parent Change of Control.

(b)	Any purported Transfer in violation of this Article X shall be void ab initio and of no force or effect.

(c)

No Transfer shall be effective and no transferee of a Member’s Units shall have the rights of such Member hereunder unless (i) the Transfer was completed in compliance herewith; (ii) the transferor Member has provided to the other Member a minimum of five (5) Business Days notice of such intended Transfer; and (iii) the transferee, as of the effective date of the Transfer, has executed a Joinder. With respect to an Indirect Transfer, the transferee shall confirm the Joinder.

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(d)

Except as set forth in Section 7.9, the transferor Member and the transferee of any Units (as well as any Indirect Interests) shall be responsible for payment of any taxes, fees, levies or other governmental charges payable under applicable Law in respect of the Transfer and shall indemnify and hold harmless the other Members and the Company in respect thereof.

(e)

The Members agree to ensure that the Company will not cause or permit, and the Company agrees not to permit or effect, the Transfer of Units to be made on its books unless the Transfer is permitted or required by the provisions of this Agreement.

(f)

The Members shall take, or shall cause the Company to take, any actions as may be required to approve any Transfers of Units that are authorized in accordance with Section 7.9 or the provisions of this Article X.

(g)

Except as set forth in Section 7.9, no Member shall complete a Transfer (i) to a Restricted Party, (ii) that would violate or is prohibited (A) by any Law or (B) by the terms of any agreement or other instrument affecting the Company Group or the Assets (x) pursuant to Section 10.01 of the DOE Loan or (y) that was expressly approved by (A) Specified Approval, (B) GM pursuant to Section 4.5(c) or (C) prior written consent of GM pursuant to Section 6.2(e) of the Investment Agreement, (iii) that would result in the assignment or termination of a GM Letter of Credit, unless such transferee delivers one or more replacement letters of credit acceptable to the DOE and at no cost to the Company, (iv) that would result in the cancellation of any Governmental Authorization applicable to the Company or the Assets, (v) to any Person that is not Creditworthy or (vi) in the event that LAC is the transferor Member, unless (x) LAC continues to Control the Company or (y) the transferee of the Units is a Qualified Operator and such transferee, upon consummation of such Transfer, will Control the Company; provided, that if in connection with any such Transfer, the transferee or its Affiliate is bound by the Management Services Agreement, and such party is reasonably capable of performing the services contemplated thereby in substantially the same manner, and at substantially the same price, as during the preceding twelve (12) months, then such transferee shall be deemed to satisfy clauses (a) and (b) of the definition of Qualified Operator. For the avoidance of doubt, (A) GM and its Affiliates shall be permitted to Transfer to any GM Competitor and (B) LAC and its Affiliates shall be permitted to Transfer to any LAC Competitor.

10.2	Transfers to Affiliates.

Each Member may Transfer its Units to an Affiliate, provided that:

(a)	such Affiliate is wholly owned by (i) such Member, (ii) in the case of GM, GM Parent or (iii) in the case of LAC, LAC Parent;

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(b)	such Affiliate shall assume the obligations of the Member and become a Party to this Agreement by signing a Joinder; and

(c)

such Affiliate shall covenant and agree (A) to remain an Affiliate of the transferring Member for so long as it continues to hold any Units; and (B) that, prior to ceasing to be an Affiliate of such Member, it will Transfer all of its Units to the Member or another Affiliate of such transferring Member.

10.3	Right of First Offer.

(a)

ROFO Offer. Subject to Section 10.1, if any Member (a “Selling Member”) desires to Transfer all or a portion of its Units (the “Subject Units”), then the Selling Member shall first provide written notice to each other Member (the “ROFO Members”) and the Company (such notice, a “ROFO Notice”) of its intent to Transfer the Subject Units and specifying the amount of the Subject Units and the material terms and conditions pursuant to which the Selling Member proposes to Transfer the Subject Units, including the price at which the Selling Member is willing to Transfer the Subject Units (the “Seller’s Price”).

(b)

Exercise. During the 45-day period following the receipt of a ROFO Notice by the Company and the ROFO Members (the “Offer Period”), each ROFO Member shall have the right, at its option and at any time prior to the expiration of the Offer Period, to deliver to the Selling Member an offer (a “Purchase Offer”) to purchase for cash (payable at closing) all (but not less than all) of the Subject Units on the terms and conditions set forth in such Purchase Offer. The delivery of a Purchase Offer by a ROFO Member shall constitute an irrevocable commitment by such ROFO Member for a 30-day period (the “ROFO Period”) to purchase the Subject Units on the terms and conditions set forth in such Purchase Offer upon acceptance by the Selling Member. Prior to the end of the ROFO Period, the Selling Member shall have the right to accept the offer set forth in a Purchase Offer by delivering written notice (the “Acceptance Notice”) of such acceptance to the applicable ROFO Member; provided that, if two (2) or more ROFO Members deliver Purchase Offers, the Selling Member may only accept the offer with the greatest aggregate purchase price; provided further that, if two (2) or more ROFO Members deliver Purchase Offers offering the same aggregate purchase price and the Selling Member accepts such offer, the ROFO Members shall each be allocated their proportionate share of the Subject Units (calculated based on the number of Units owned by each such ROFO Member at the time of the proposed Transfer relative to the number of Units owned by all such ROFO Members who delivered Purchase Offers offering the same aggregate purchase price); provided further that, the Selling Member shall be required to accept any Purchase Offer at a price equal to or greater than the Seller’s Price. The Selling Member and the applicable ROFO Members shall use commercially reasonable efforts to complete the Transfer within thirty (30) days of delivery of the Acceptance Notice, subject to reasonable extension for the parties to obtain any regulatory approvals required in connection with such Transfer. If the Selling Member fails to elect to accept the offer set forth in any Purchase Offer within the applicable ROFO Period, such Selling Member

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shall be deemed to have declined such offer. If the Selling Member accepts a Purchase Offer, Selling Member and the applicable ROFO Members shall use commercially reasonable efforts to complete the Transfer within thirty (30) days of delivery of the Acceptance Notice, subject to reasonable extension for the parties to obtain any regulatory approvals required in connection with such Transfer.

(c)

Sale to a Third Party. If (i) no ROFO Member delivers a Purchase Offer within the Offer Period, or (ii) the Selling Member does not accept any of the offers set forth in the Purchase Offers within the ROFO Period, then, subject to Section 10.1 the Selling Member may Transfer the Subject Units to a Third Party (the “Third-Party Purchaser”); provided, however, that (w) such Transfer must be consummated within 3 months after the expiration of the Offer Period; (x) if a Purchase Offer was timely delivered, the aggregate purchase price at which the Subject Units are Transferred must be equal to at least the highest aggregate purchase price set forth in any Purchase Offer that was timely delivered; (y) if a Purchase Offer was not timely made, the aggregate purchase price at which the Subject Units are Transferred must be equal to at least the Seller’s Price; and (z) the Transfer must be for cash and the other terms and conditions of such Transfer shall not be more favorable to the Third-Party Purchaser, taken as a whole, than the terms and conditions set forth in the ROFO Notice. If the Selling Member shall fail to complete a transaction with a Third-Party Purchaser within the time period set forth in this Section 10.3(c) above, the Selling Member shall again be required to comply with all the provisions of this Agreement, including Section 10.1 and this Section 10.3 with respect to any proposed Transfer; provided, that a Selling Member and its Affiliates shall not be permitted to deliver more than one (1) ROFO Notice in any six (6)-month period.

10.4	Drag-Along Right.

(a)

Drag-Along Sale. If at any time, a Member Group holding an aggregate of 85% or more of the issued and outstanding Units receive a bona fide offer from a Third Party or group of Third Parties acting in concert (collectively, a “Drag-Along Transferee”) to acquire all of the Units of the Members (or to acquire all or substantially all of the assets of the Company) (a “Drag-Along Sale”), then, subject to Board Approval, such Members (the “Initiating Drag Members”) may require the Company to send a written notice to the other Members (the “Drag Along Right Exercise Notice”) requiring each other Member (a “Drag-Along Member”) to participate in such Drag-Along Sale in the manner set forth in this Section 10.4.

(b)

Drag-Along Notice. The Drag Along Right Exercise Notice shall be delivered to each Drag-Along Member at least thirty (30) days prior to the date on which the Initiating Drag Members expect to consummate the Drag-Along Sale. The Drag Along Right Exercise Notice shall set forth: (i) the name of the Drag-Along Transferee, (ii) the proposed amount and form of consideration and material terms and conditions of payment offered by the Drag-Along Transferee in connection with the Drag-Along Sale, (iii) all other material terms of the Drag-Along Sale, including the expected closing date of the transaction, and (iv) a copy of any form of agreement proposed to be executed by the Company or the Drag-Along Members in connection with the Drag-Along Sale.

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(c)	Units to be Sold. Subject to Section 10.5(d):

(i)

notwithstanding anything herein to the contrary, if the Drag-Along Sale requires Member approval or Board approval (including pursuant to Section 4.5), each Drag-Along Member shall, or shall cause its appointed Managers to, vote in favor of such Drag-Along Sale with respect to all Units that such Drag-Along Member owns and shall waive any dissenters’ rights, appraisal rights or similar rights it may have in connection with such Drag-Along Sale;

(ii)

each Drag-Along Member shall execute and deliver all related transaction agreements and take such other action in support of the Drag-Along Sale as shall reasonably be requested by the Company or the Initiating Drag Members in order to consummate such Drag-Along Sale in accordance with the terms, and subject to the conditions, set forth in this Section 10.4, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, and any similar or related documents.

(iii)

Each Drag-Along Member agrees to refrain from asserting any claim or commencing any suit or other legal challenge with respect to such Drag- Along Sale or alleging any breach of fiduciary duty of the Initiating Drag Members or the Board of Directors in connection with the evaluation, negotiation, and entry into such Drag-Along Sale.

(d)

Conditions of Sale. The consideration to be received by a Drag-Along Member shall be the same form and amount of consideration to be received by the Initiating Drag Members (or, if the Initiating Drag Members are given an option as to the form and amount of consideration to be received, the same option shall be given) with the aggregate consideration payable in such Drag-Along Sale allocated among the Initiating Drag Members and the Drag-Along Members pro rata in proportion to the number of Units sold in such Drag-Along Sale by each such Member, and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those applicable to the Initiating Drag Members. Each Drag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Initiating Drag Members make or provide in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to an Initiating Drag Member, each Drag-Along Member shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by each

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Initiating Drag Members and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by each Initiating Drag Member and each Drag-Along Member (other than any indemnification obligation pertaining specifically to an Initiating Drag Member or a Drag-Along Member, which obligation shall be the sole obligation of such Initiating Drag Member or Drag-Along Member), in each case in an amount not to exceed the aggregate proceeds received by each such Initiating Drag Member and Drag-Along Member in connection with the Drag-Along Sale. Each Drag-Along Member shall not be required to agree to any restrictive covenant in connection with the Drag-Along Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Drag-Along Sale) or any release of claims other than a release in customary form of claims arising solely in such Member’s capacity as a member of the Company.

(e)

GM Conditions of Sale. If GM is not an Initiating Drag Member, then as additional conditions to the Drag-Along Sale, (i) GM shall retain its right to receive the Life of Mine Rights equal to its ownership percentage immediately prior to the Drag- Along Sale and (ii) GM shall not be required to, in connection with its participation in the Drag-Along Sale, amend or terminate any existing offtake or similar agreement between GM or its Affiliates, on the one hand, and the Company or its Affiliates, on the other hand.

(f)

Expenses. The fees and expenses of the Initiating Drag Members incurred in connection with a Drag-Along Sale and for the benefit of all Members, to the extent not paid or reimbursed by the Company or the Drag-Along Transferee, shall be shared by the Initiating Drag Members on a pro rata basis, based on the consideration received by each such Initiating Drag Member.

(g)

Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Initiating Drag Members.

(h)

Application of Transfer Restrictions. If the Initiating Drag Members exercise their rights under this Section 10.4, the Drag-Along Members shall not be entitled to exercise their rights under Section 10.5 with respect to such Drag-Along Sale.

10.5	Tag-Along Rights.

(a)

Tag Along Sale. If, at any time, a Member Group, with an aggregate Proportionate Interest of 70% or more elects to, with respect to 70% or more of the outstanding Units held by such Member Group, Transfer such Units to any Third Party or any group of Third Parties acting in concert (collectively, a “Tag-Along Transferee”) in a bona fide arm’s-length transaction or series of related transactions (a “Tag- Along Sale”), then, subject to (i) the other provisions of this Section 10.5, and (ii) the Tag-Along Transferee’s agreement to consummate such Tag-Along Sale, each other Member (each, a “Tag-Along Member”) shall be entitled to Transfer all or any portion of its Units pursuant to such Tag-Along Sale in the manner set forth in this Section 10.5.

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(b)

Tag-Along Sale Notice. Prior to the consummation of any Tag-Along Sale, the Selling Member shall promptly give written notice of such Tag-Along Sale (the “Tag-Along Notice”) to each Tag-Along Member at least thirty (30) days prior to the date on which the Selling Member expects to consummate the Tag-Along Sale. The Tag-Along Notice shall set forth: (i) the name of the Tag-Along Transferee, (ii) the number of Units to be sold by the Selling Member, (iii) the proposed amount and form of consideration and material terms and conditions of payment offered by the Tag-Along Transferee in connection with the Tag-Along Sale (the consideration per Unit being the “Tag-Along Unit Price”), (iv) all other material terms of the Tag-Along Sale, including the expected closing date of the transaction, and (v) a copy of any form of agreement to be executed by the Tag-Along Members in connection with the Tag-Along Sale.

(c)

Exercise by Tag-Along Member. Each Tag-Along Member shall have the right to Transfer in a Tag-Along Sale all or any portion of its Units in connection with the Tag-Along Sale, exercisable by notice within thirty (30) days following its receipt of the Tag-Along Notice, to notify the Selling Member of its election to participate in such Tag-Along Sale (each such electing Tag-Along Member, a “Participating Tag-Along Member”) and specifying the number of Units it desires to Transfer in such Tag-Along Sale. With respect to any Tag-Along Sale, each Participating Tag- Along Member shall Transfer its applicable Units in such Tag-Along Sale free and clear of all Encumbrances (other than those arising under applicable securities laws or this Agreement or those that will be released on or prior to consummation of the Tag-Along Sale). If any applicable Tag-Along Member fails to elect to participate in any Tag-Along Sale following receipt of a Tag-Along Notice within the applicable time period specified in this Section 10.5(c), such Tag-Along Member shall be deemed to have elected not to participate in such Tag-Along Sale.

(d)

Conditions of Sale. The consideration to be received by a Participating Tag- Along Member shall be the same form and amount of consideration to be received by the Selling Member (or, if the Selling Member is given an option as to the form and amount of consideration to be received the same option shall be given) with the aggregate consideration payable in such Tag-Along Sale allocated among the Selling Member and the Participating Tag-Along Members pro rata in proportion to the number of Units sold in such Tag-Along Sale by each such Member, with the price per Unit received by the Selling Members and each Participating Tag-Along Member being no less than the Tag-Along Unit Price, and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those applicable to the Selling Member. Each Participating Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale (except that in the case of representations,

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warranties, covenants, indemnities, and agreements pertaining specifically to the Selling Member, each Participating Tag-Along Member shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Participating Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Participating Tag-Along Member (other than any indemnification obligation pertaining specifically to the Selling Member or a Participating Tag-Along Member, which obligation shall be the sole obligation of the Selling Member or such Participating Tag-Along Member), in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Participating Tag-Along Member in connection with the Tag-Along Sale.

(e)

GM Conditions of Sale. If GM is a Participating Tag-Along Member as additional conditions to such Tag-Along Sale, (i) if any other Member retains any offtake or similar rights in connection with a Tag-Along Sale, then GM shall be entitled to retain or receive, as applicable, a proportionate amount of substantially comparable offtake or similar rights as the rights retained by such other Member and (ii) GM shall not be required to, in connection with its participation in the Tag-Along Sale, amend or terminate any existing offtake or similar agreement between GM or its Affiliates, on the one hand, and the Company or its Affiliates, on the other hand.

(f)

Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of the Selling Member and all Participating Tag-Along Members, to the extent not paid or reimbursed by the Company or the Tag-Along Transferee, shall be shared by the Selling Member and all of the Participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member.

(g)

Cooperation. The Selling Member and each Participating Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Member.

(h)

Application of Transfer Restrictions. This Section 10.5 shall only apply to Transfers in which (i) the Members have not exercised their rights in full under Section 10.3 to purchase all of the Selling Member’s Units, and (ii) the Selling Members have not, or are not able to, exercise their rights under Section 10.4.

10.6	DOE Put Right.

If the DOE Loan is terminated prior to FID and such termination is not caused, directly or indirectly, by GM or its Affiliates (including the failure to declare FID in accordance with this Agreement), then GM and its Affiliates shall have the option, in GM’s sole discretion, to sell all, but not less than all, of their Units to the Company and the Company shall have the obligation to purchase all such Units exercisable by providing written notice to the Company (the “DOE Put Notice” and the date for such sale set forth therein the “DOE Put Closing Date”). The consideration to be received by GM and its Affiliates shall be an amount (the “DOE Put Purchase Price”) equal to (a) all Capital Contributions made in respect of their Units prior to the Put Closing Date, less (b) $10,000,000.

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10.7	GM Put Rights.

Any purchase by the Company in relation to a GM Put Notice will be on an “as is, where is” basis (except that GM shall make customary title representations with the respect to the Units, including the absence of any encumbrances thereon), without any representations or warranties of any kind regarding the Company or any of its Subsidiaries and without any conditions to consummating such purchase and sale other than the receipt of (a) any material Governmental Authority approvals required under applicable Law to consummate such purchase and sale and (b) any contractual consent required by a material contract the was the subject of Specified Approval or was entered into when GM or its Affiliate Controlled the Company, or (c) as otherwise required pursuant to Section 7.9. The Put Closing Date shall be extended to the extent necessary for the Company to secure any material Governmental Authority approval or consent required to consummate such purchase and sale to a date five (5) days following receipt of such approval or consent so long as such the Company is using commercially reasonable efforts to pursue the approval or consent and every thirty (30) days during the extension delivers to the other Member a certificate that such approval is being so pursued. On the Put Closing Date, (x) GM and its Affiliates shall assign to the Company all right, title and interest in their Units, free and clear of all encumbrances, by executing such documents as may be necessary to effect the sale, and (y) the Put Purchase Price shall be paid by the Company by wire transfer of immediately available funds. In addition, on the DOE Put Closing Date only, GM shall execute such documents as may be necessary to surrender its rights to Phase 2 offtake. Each Member and the Manager hereby agrees to cooperate with, to take all actions as may be reasonably necessary to consummate and to not take any action that would reasonably be expected to delay, the closing of the sale.

ARTICLE XI

DISSOLUTION AND LIQUIDATION

11.1	Liquidation.

(a)	Dissolution. The Company shall be dissolved upon Specified Approval.

(b)

Effect of Dissolution. Upon dissolution, the Company shall cease carrying on its business but shall not terminate until the winding up of the affairs of the Company is completed, the assets of the Company shall have been distributed as provided below and a certificate of cancellation of the Company under the Act has been filed with the Secretary of State of the State of Delaware.

(c)	Liquidation Upon Dissolution. The proceeds of liquidation of the assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in accordance with Section 9.2.

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(d)

Negative Capital Accounts. No Member shall be liable to the Company or to any other Member for any negative balance outstanding in each such Member’s Capital Account, whether such negative Capital Account results from the allocation of losses or other items of deduction and loss to such Member or from distributions to such Member, and such Member shall not have any obligation to make any contribution to the capital of the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or, except as required by the Act, to any other Person for any purpose whatsoever.

11.2	Termination.

The winding up of the Company shall be completed when all of its debts, liabilities and obligations have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Members (or have otherwise been abandoned). Upon the completion of the winding up of the Company, a certificate of cancellation of the Company shall be filed with the Secretary of State of the State of Delaware.

ARTICLE XII

REPRESENTATIONS AND WARRANTIES

12.1	Member Representations and Warranties.

Each Member hereby represents and warrants to the Company and each other Member that:

(a)

if such Member is a corporation, limited liability company, partnership or other entity, such Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the laws of the jurisdiction of its incorporation, organization or formation; and such Member has full corporate, limited liability company, partnership or other applicable power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by its board of directors, stockholders, managers, members, partners, trustees, beneficiaries or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by such Member have been duly taken;

(b)

such Member has duly executed and delivered this Agreement and the other documents contemplated herein, and, assuming due execution by the other parties hereto and thereto, such documents constitute the legal, valid and binding obligation of such Member enforceable against such Member in accordance with the terms of each such document (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity); and

(c)

such Member’s authorization, execution, delivery and performance of this Agreement does not and shall not (A) conflict with, or result in a breach, default or violation of, (x) the organizational documents of such Member, (y) any contract, obligation or agreement to which such Member is a party or is otherwise subject or (z) any law, order, judgment, decree, writ, injunction or arbitral award to which such Member is subject; or (B) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, unless such requirement has already been satisfied.

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12.2	Survival.

The representations and warranties contained in Section 12.1 shall survive the execution of this Agreement and shall continue in full force and effect for a period of two years from the date of this Agreement,

ARTICLE XIII

MISCELLANEOUS

13.1	Confidentiality.

(a)

Subject to Section 13.1(c), each Member shall keep confidential and not use, reveal, provide or transfer to any third Person any Confidential Information that it obtains or has obtained concerning the Company Group or the other Members without the prior written consent of the applicable other Member, which consent shall not be unreasonably withheld or delayed, except (i) to the extent that disclosure to a third Person is required by Law or pursuant to any stock exchange or securities commission rule or disclosure requirement of the SEC, (ii) information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications, and (iii) information that was in the disclosing party’s possession before the Effective Date (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company or the other Member.

(b)

Notwithstanding Section 13.1(a), Confidential Information may be disclosed without consent to (i) a consultant, contractor, subcontractor, officer, director or employee of the Company, the Manager or any Member or any of their respective Affiliates that has a bona fide need to be informed of the Confidential Information, (ii) any third Person to whom the disclosing Member contemplates a Transfer of all or any part of its Units (or Indirect Interest), (iii) any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or an investment in the disclosing Member or the Company, or (iv) in connection with a press release or public announcement under Section 13.2.

(c)

As to any disclosure under clause (i), (ii) or (iii) of Section 13.1(a), (i) the disclosing Member shall give notice to the other Member concurrently with the making of the disclosure, (ii) only such Confidential Information as the recipient has a legitimate business need to know shall be disclosed, (iii) the recipient shall first agree in writing to protect the Confidential Information from further disclosure to the same extent as the Members are obligated under this Section 13.1, and (iv) the disclosing Member shall be responsible and liable for any use or disclosure by any such recipient that would constitute an impermissible use or disclosure by the disclosing Member.

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(d)

A Member shall continue to be bound by this Section 13.1 until the earlier of the date that is 2 years after the resignation or deemed resignation of such Member or the Transfer by such Member of all of its Units, provided that with respect to any Confidential Information that constitutes “trade secrets” or a Member of the Company under the Uniform Trade Secrets Act or similar applicable Laws, the provisions of this Section 13.1 shall survive indefinitely.

13.2	Public Announcements.

No Member shall, alone or in concert with others, without the prior written consent of the Company or as otherwise expressly permitted under this Agreement, make, publish, issue or release (and each Member shall procure that none of its relevant Affiliates and use reasonable best efforts to procure that none of its or such Affiliates’ Representatives shall make, publish, issue or release) any press release or other similar public announcement in connection with this Agreement or the transactions contemplated hereby, except as may be required by applicable Law or pursuant to any stock exchange or securities commission rule or disclosure requirement of the SEC (based upon the reasonable advice of counsel), court process or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system; provided that, the disclosing Person shall provide prior notice to each Member of any public disclosure that it proposes to make which includes the name of the Company, such Member or any of its Affiliates, together with a draft copy of such disclosure; provided further that, except as required by applicable Law (based upon the reasonable advice of counsel), in no circumstances shall any public disclosure of the Company or any of its Affiliates include the name of a Member or any of its Affiliates without such Member’s prior written consent, in its sole discretion. The restrictions contained in this Section 13.2 shall survive any termination of the membership of any Member in the Company or of this Agreement. Each Member acknowledges that damages may not be an adequate remedy for breach of this Section 13.2 and that injunctive relief may be an appropriate remedy.

13.3	Notices.

Any notice or other communication that is required or permitted to be given hereunder shall be sent to or made at the Company’s principal office or the addresses set forth in Schedule “C”. All notices shall be in writing and shall be given (i) by personal delivery or overnight courier, (ii) by electronic communication; or (iii) by registered mail. All notices shall be effective and shall be deemed delivered (a) if by personal delivery or by overnight courier, on the date of delivery if delivered before 5:00 p.m. local destination time on a Business Day, otherwise on the next Business Day after delivery, (b) if by electronic communication on the Business Day after receipt of the electronic communication, and (c) if solely by registered mail, on the Business Day after actual receipt. A Member may change its address by written notice to the other Members.

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13.4	Headings.

The subject headings of the Articles, Sections and subsections of this Agreement and the Schedules to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of their provisions.

13.5	Waiver.

Except for waivers specifically provided for in this Agreement, rights under this Agreement may not be waived except by an instrument in writing signed by the Member to be charged with the waiver. The failure of a Member to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach of this Agreement shall not constitute a waiver of any provision of this Agreement or limit the Member’s rights thereafter to enforce any provision or exercise any right.

13.6	Amendment.

Except for administrative updates to the Schedules by the Company to reflect the accurate nature of such Schedules, notwithstanding the definition of “limited liability company agreement” contained in the Act or any other contrary provision of the Act, no amendment, restatement, modification, or supplement of or to this Agreement shall be valid or shall constitute part of the “limited liability company agreement” of the Company unless it is made in a writing duly executed by each Member with Specified Approval, which writing specifically indicates that it is amending, restating, modifying or supplementing this Agreement. Notwithstanding the foregoing, this Agreement shall not be amended or modified in a manner that is disproportionate and adverse to a Member in its capacity as a holder of a class of Units relative to the other Members holding the same class of Units without the consent of the Member disproportionately and adversely affected (other than in connection with the issuance of additional Units approved in accordance with this Agreement).

13.7	Severability.

If at any time any covenant or provision contained in this Agreement is deemed in a final, non-appealable ruling of an arbitrator or to the extent applicable a court of competent jurisdiction, to be invalid or unenforceable, such covenant or provision shall be considered divisible and shall be deemed immediately amended and reformed to include only such portion of such covenant or provision as such arbitrator has held to be valid and enforceable. Such covenant or provision, as so amended and reformed, shall be valid and binding as though the invalid or unenforceable portion had not been included in this Agreement.

13.8	Rules of Construction.

Each Member acknowledges that it has been represented by counsel during the negotiation, preparation and execution of this Agreement or the acquisition of its Units or other interest in the Company. Each Member therefore waives the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the drafter of the agreement or document.

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13.9	Governing Law.

This Agreement, and the rights and liabilities of the Members under this Agreement, shall be governed by and interpreted in accordance with the Laws of the State of Delaware, except for its rules as to conflicts of Laws that would apply the Laws of another state.

13.10	Independent Expert.

(a)

Disputes with respect to Fair Market Value, LAC 2024 CapEx, and any matter described in Section 5.4(c)(iv) shall be referred to an Independent Expert for resolution. If a Member wishes to refer any of the foregoing matters to an Independent Expert for resolution in accordance with the terms of this Agreement, such Member shall give written notice to the other Members of such intention.

(b)

Within thirty (30) days after a written notice has been served by any Member pursuant to Section 13.10(a) notifying the other Members of its decision to refer a matter to an Independent Expert, the Members shall use reasonable efforts to jointly select and retain an appropriate Independent Expert mutually acceptable to the Members.

(c)

Each Member shall (A) reasonably cooperate with the Independent Expert, (B) have the opportunity to make presentations and provide supporting material to the Independent Expert in defense of its positions (which supporting material shall also be provided to the other Member), in a manner established by the Independent Expert in consultation with the Members, (C) subject to customary confidentiality and indemnity agreements, provide the Independent Expert with access to their (and their applicable Affiliates’) respective, and cause the Company Group to provide access to their, books, records, and Representatives, and such other information, in each case as the Independent Expert may reasonably request in order to render its determination, and (D) not engage in ex parte communications with the Independent Expert. The Independent Expert shall be instructed to resolve any dispute within twenty (20) Business Days after its engagement on such dispute (provided that such twenty (20) Business Day period may be extended by the Independent Expert with the consent of the Members, and the failure of the Independent Expert to deliver its resolution of the dispute within a required period of time shall not be grounds to object to the confirmation or enforcement of such resolution).

(d)

The resolution of any dispute by the Independent Expert (A) shall be set forth in writing and (B) shall be final and binding upon the Members, the Company and each Subsidiary of the Company, except in the case of fraud, bad faith, manifest error, or if it is later determined that the Independent Expert had a conflict of interest.

(e)	The Independent Expert shall act as an expert and not as an arbitrator.

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(f)

For any disputes related to the determination of Fair Market Value and LAC 2024 CapEx, the disputing parties shall bear and pay the fees and expenses of the Independent Expert in inverse proportion as they may prevail on disputed matters resolved by the Independent Expert, which proportionate allocations shall be determined by the Independent Expert at the time the determination is rendered. For any disputes related to Related Party Matters, the Independent Expert shall apportion the fees and expenses among the disputing parties.

(g)

All aspects of any dispute resolution conducted pursuant to this Section 13.10, including the underlying dispute, the existence of resolution proceedings with an Independent Expert, the merits of the resolution proceedings with the Independent Expert and the determination by the Independent Expert, shall, in each case, be considered Confidential Information. Any documentation or information provided to, or received by any Member from, the Independent Expert shall also be considered Confidential Information.

13.11	Arbitration of Disputes.

Each of the Members shall use commercially reasonable efforts to resolve any dispute among the Members that relates to this Agreement and to settle any such dispute through joint cooperation and consultation. Subject to Sections 13.10 (which shall apply to any dispute hereunder relating to Related Party Matters, LAC 2024 CapEx or Fair Market Value and this Section 13.11 shall not apply to such matters) and 13.18, any dispute whatsoever among any of the Members with respect to the interpretation of, or relating to any alleged breach of, this Agreement that the Members are unable to settle within thirty (30) days, as set forth in the preceding sentence, shall be resolved by final and binding arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules, before a panel of three (3) arbitrators. Any such arbitration shall be held in New York, New York unless another location is mutually agreed upon by the parties to such arbitration. Such arbitration shall be the exclusive remedy hereunder with respect to any dispute relating to this Agreement; provided, however, that nothing contained in this Section 13.11 shall limit any Member’s right to bring (a) post-arbitration actions seeking to enforce an arbitration award or (b) actions seeking emergency or temporary injunctive or other similar temporary relief (pending the resolution of the arbitration contemplated herein) in the event of a breach or threatened breach of any of the provisions of this Agreement. If this Section 13.11 is for any reason held to be invalid or otherwise inapplicable with respect to any dispute, then any action or proceeding brought with respect to any dispute arising under this Agreement, or to interpret or clarify any rights or obligations arising hereunder, shall be maintained solely and exclusively in the state or U.S. federal courts in the State of Delaware. With respect to any action or proceeding that a successful party to the arbitration may wish to bring to enforce any arbitral award or to seek injunctive or other similar relief in the event of the breach or threatened breach of this Agreement (or any other agreement contemplated hereby), each party irrevocably and unconditionally (and without limitation): (i) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of the courts of the United States and the State of Delaware; (ii) waives any objection it may have now or in the future that such action or proceeding has been brought in an inconvenient forum; (iii) agrees that in any such action or proceeding it will not raise, rely on or claim any immunity (including from suit, judgment, attachment before judgment or otherwise, execution or other enforcement); (iv) waives any right of immunity which it has or its assets may have at any time; and (v) consents generally to the giving of any relief or the issue of any process in connection

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with any such action or proceeding including the making, enforcement or execution of any order or judgment against any of its property. Each Member shall use best efforts to cause any proceeding conducted pursuant to this Section 13.11 to be held in confidence by the International Centre for Dispute Resolution, the arbitrators and each of the parties to such proceeding and their respective Affiliates, and all information relating to or disclosed by any party thereto in connection with such proceeding shall be treated by the parties thereto, their respective Affiliates and the arbitrators as confidential business information and no disclosure of such information shall be made by any party thereto, its Affiliates or the arbitrator without the prior written consent of the party thereto furnishing such information in connection with the arbitration proceeding, except as required by applicable law or to enforce any award of the arbitrators. The party whom the arbitrators determine is the prevailing party in such arbitration shall receive, in addition to any other award pursuant to such arbitration or associated judgment, reimbursement from the other party of all reasonable legal fees incurred with respect to such arbitration.

13.12	Waiver of Jury Trial.

EACH PARTY TO THIS AGREEMENT HEREBY KNOWINGLY AND VOLUNTARILY WAIVES ITS RIGHTS TO TRIAL BY JURY IN ANY LITIGATION INVOLVING OR IN ANY WAY RELATING TO A DISPUTE ARISING HEREUNDER.

13.13	Further Assurances.

Each Member agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

13.14	Survival.

(a)

Resignation, Relinquishment, Redemption and Transfer. After the resignation or deemed resignation of a Member, the relinquishment or redemption of a Member’s Units, or the Transfer by a Member of all of its equity interests in the Company, such former Member shall have no further rights or obligations as a Member of the Company relating to periods after the date of the resignation, deemed resignation, relinquishment, redemption or Transfer; provided, that after such resignation, deemed resignation, relinquishment, redemption or Transfer, such former Member shall not be released, either in whole or in part, from any liability of such Member to the Company or the other Member under this Agreement or otherwise relating to periods through the date of such resignation, deemed resignation, relinquishment, redemption or Transfer, unless each other Member agrees in writing to any such release.

(b)

Dissolution, Liquidation and Termination. After the dissolution, liquidation and termination of the Company, each Person that was a Member as of the date of the dissolution, liquidation or termination of the Company shall be entitled to copies of all information acquired by or on behalf of the Company on or before the date of dissolution, liquidation or termination and not previously furnished to such Person.

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(c)

Survival of Provisions. The provisions of this Agreement shall survive any event described in Section 13.14(a) and (b) to the fullest extent necessary for the enforcement of such provisions and the protection of the Members, the Manager or other Persons in whose favor such provisions run.

13.15	No Third Party Beneficiaries.

Except to the extent specifically provided in this Agreement with respect to Covered Persons (who are express third party beneficiaries of this Agreement solely to the extent provided in this Agreement), this Agreement is for the sole benefit of the Members and no other Person (including any creditor of the Company) is intended to be a beneficiary of this Agreement or shall have any rights under this Agreement. Except as specifically provided in this Agreement, no Person (including any named third-party beneficiary) shall have a right to approve any amendment or modification, or waiver under, this Agreement.

13.16	Entire Agreement.

This Agreement contains the entire understanding of the Members with respect to the Company and supersedes all prior agreements, understandings and negotiations relating to the subject matter of this Agreement.

13.17	Parties in Interest.

This Agreement shall inure to the benefit of the permitted successors and permitted assigns of the Members and shall be binding upon the successors and permitted assigns of the Members.

13.18	Specific Performance.

Each Member agrees that the other Members would be damaged irreparably and would have no adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each Member shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other Members and to enforce specifically this Agreement and the terms and provisions hereof, this being in addition to any other remedies to which such Member is entitled at law or in equity, without proof of actual damages or any obligation to post any bond or other security as a prerequisite to obtaining equitable relief. Each Member agrees not to dispute or resist any such application for relief on the basis that another Member has an adequate remedy at law or that damage arising from such non-performance or breach is not irreparable.

13.19	Counterparts.

This Agreement may be executed in multiple counterparts, including by electronic signature and all such counterparts taken together shall constitute the same document.

[Signatures on Next Page]

Limited Liability Company Agreement of Lithium Nevada Ventures LLC: Page 57

The Parties have executed this Agreement on the dates indicated below to be effective for all purposes as of the Effective Date.

MEMBERS:

GENERAL MOTORS HOLDINGS LLC

By:	Signed “Paul Jacobson”
Name:	Paul Jacobson
Title:	Chief Financial Officer
Date:	December 20, 2024

Signature Page to Limited Liability Company Agreement of Lithium Nevada Ventures LLC

The Parties have executed this Agreement on the dates indicated below to be effective for all purposes as of the Effective Date.

MEMBERS:

LAC US CORP.

By:	Signed “Jonathan Evans”
Name:	Jonathan Evans
Title:	President
Date:	December 20, 2024

Signature Page to Limited Liability Company Agreement of Lithium Nevada Ventures LLC

SCHEDULE “A”

DEFINED TERMS

1. Defined Terms. As used in this Agreement, the following capitalized terms have the following meanings given:

“Acceptance Notice” has the meaning set forth in Section 10.3(b).

“Accounts Agreement” has the meaning set forth in the DOE Loan.

“Accrued Incentive Plan Costs” has the meaning set forth in Section 7.14(b).

“Accrued Management Costs” has the meaning set forth in Section 7.15.

“Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Affiliate” means with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person. Notwithstanding the previous sentence, the Company shall not be considered an Affiliate of either Member or any of their respective Affiliates.

“Affiliate Contract” shall mean any contract, agreement, lease, sublease, license, bid, tender, purchase order, consulting agreement, supply agreement, distribution contract, manufacturing contract, maintenance contract, commitment or undertaking, in each case that is legally binding, between a member of the Company Group, on one hand, and a Member or an Affiliate thereof (for clarity, not including a Company Group member, as applicable), on the other hand, including, for the avoidance of doubt, the Management Services Agreement.

“Amendments” has the meaning set forth in Section 7.5.

“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the U.S. Foreign Corrupt Practices Act (FCPA) as amended and the U.K. Bribery Act.

“Anti-Money Laundering Laws” means the Patriot Act, the Money Laundering Control Act of 1986, the Bank Secrecy Act, Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act of 2001 (Canada), as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which the Company or any of its Subsidiaries operate.

“Approved Program and Budget” means any Program and Budget that is approved in accordance with Section 7.2.

“Articles” has the meaning set forth in the Recitals.

Schedule “A” – Defined Terms: A-1

“Assets” means the Products and all other real and personal property, tangible and intangible, including existing or after-acquired properties, and all contract rights and data, in each case held by the Company related to the Properties (for the avoidance of doubt, the Properties are not considered Assets of the Company).

“Available Cash” means, as of the date of determination with respect to the Company, the excess of cash on hand after payment of all current liabilities, including current debt service requirements and excluding any restricted cash, cash in PTC Proceeds Escrow Accounts or cash unavailable for distribution under any agreement, including any agreement evidencing indebtedness, to which the Company Group is a party, over the amount that the Board of Directors reasonably determines is required to be retained as a reserve to meet any liabilities or proposed expenditures of the Company and its Subsidiaries that are accrued or reasonably foreseeable with respect to (x) the next two calendar quarters consistent with the Approved Program and Budget, or (y) reserves for any reclamation or decommissioning costs required by applicable Laws.

“BIS” means the U.S. Bureau of Industry and Security.

“Board Approval” means the affirmative vote of, or written consent signed by, the Directors holding a majority of the number of votes of the Directors.

“Board of Directors” has the meaning set forth in Section 5.1(a).

“Budget” means a detailed estimate of all expenditures to be made by the Company during a Budget Period, including those made in performing a corresponding Program and as part of the Employee Incentive Plan.

“Budget Period” means the time period covered by a Budget.

“Business” means the development, construction, start-up, ownership and operation of the Project, including the processing, distribution, marketing or sale of lithium products produced by the Project.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in Detroit, Michigan, Reno, Nevada or Vancouver, British Columbia are authorized or required by Law to be closed.

“CapEx Dispute Notice” has the meaning set forth in Section 3.1(b)(iii).

“CapEx Statement” has the meaning set forth in Section 3.1(b)(ii).

“Capital Account” means the capital account maintained for each Member in accordance with Treasury Regulations section 1.704-1(b)(2)(iv).

“Capital Contribution” means, with respect to a Member, the Fair Market Value of any contribution by the Member to the capital of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

Schedule “A” – Defined Terms:-A-2

“Company” means Lithium Nevada Ventures LLC, a Delaware limited liability company.

“Company Group” means the Company and its Subsidiaries.

“Compliance Covenants” has the meaning set forth in Section 7.9.

“Compliance Put Closing Date” has the meaning set forth in Section 7.9.

“Compliance Put Notice” has the meaning set forth in Section 7.9.

“Compliance Put Purchase Price” has the meaning set forth in Section 7.9.

“Confidential Information” means all information, data, knowledge and know-how (including formulas, patterns, compilations, programs, devices, methods, techniques and processes) provided by the Company, a Member or the Manager, any of their respective Affiliates, or any of their respective employees or agents, to any of the foregoing that either (a) derive independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third Persons and that are the subject of efforts that are reasonable under the circumstances to maintain their secrecy, or (b) that are designated by the providing Person as confidential, in each case including all analyses, interpretations, compilations, studies and evaluations based on the information, data, knowledge and know-how that are generated or prepared by or on behalf of the recipient of the information, data, knowledge or know-how.

“Conflicted Member” has the meaning set forth in Section 5.4(a).

“Construction Contingency Reserve Account” has the meaning set forth in the DOE Loan.

“Contributing Member” has the meaning set forth in Section 3.4(a).

“Contribution Notice” has the meaning set forth in Section 3.3.

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings.

“Covered Person” means (a) each current and former (i) Member and each of its Affiliates (excluding, for purposes of this definition, the Company and its Subsidiaries), and its and their respective officers, directors, partners, stockholders, managers, members and employees, (ii) Director (solely in such Person’s capacity as a Director), and (iii) Officer (solely in such Person’s capacity as an Officer) and (b) each Person not identified in clause (a) of this definition who is a current or former manager, director or officer of any Subsidiary of the Company or who served in such a capacity (in each case, solely in such Person’s capacity as such) for any other entity or enterprise at the request of the Company and whom the Board of Directors expressly designates as a Covered Person in a written resolution, in each case of clause (a) or (b) of this definition, whether or not such Person continues to have the applicable status.

Schedule “A” – Defined Terms:-A-3

“CPI” means the percentage equal to the “Percent Change from 12 months ago” set forth in the “Avg” column for the last fully completed year in the “Consumer Price Index – All Urban Consumers, U.S. city average, All items, Base period 1982-84 = 100, not seasonally adjusted” as reported by the United States Bureau of Labor Statistics.

“Creditworthy” shall mean, with respect to any Person as of any date of determination, that such Person has (i) a long-term credit rating of at least “BBB-” by Standard & Poor’s, “BBB-” by Fitch or “Baa3” by Moody’s; provided if such Person has more than one long- term credit rating, the lowest such rating shall be considered for purposes of this definition or (ii) bona fide unpaid capital commitments (other than the unpaid commitments of any defaulting partner or Person whose commitment could not be unconditionally called) and Fair Market Value of investments or other assets over which such Person, directly or indirectly, has beneficial ownership, in the aggregate, in excess of $2,000,000,000.

“Cure” means (i) curing or correcting an incident of noncompliance in all material respects within thirty (30) days of the earlier of the Company’s receipt of notice or knowledge of same, or (ii) if such incident of non-compliance (A) is not material, (B) is solely related to noncompliance with Section 1.1(c), Section 1.2(a)(ii) or Section 1.3(b) of the Compliance Covenants and (C) was not subject to a cure period under applicable Law but cannot be reasonably cured within such 30 day period, (x) the preparation and adoption by the Company of a bona fide plan within such 30 day period to cure such incident of non- compliance as soon as reasonably practicable and (y) the curing of such incident of non- compliance is within sixty (60) days of the earlier of the Company’s receipt of notice or knowledge of same.

“Debt Service Reserve Account” has the meaning set forth in the DOE Loan.

“Defaulting Member” has the meaning set forth in Section 8.1.

“Development” means all preparation (other than Exploration) for the removal and recovery of Products, including pre-stripping, stripping and the construction or installation of a mill, leach facilities, or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Products, and all related Environmental Compliance.

“Dilution Model” has the meaning set forth in Section 3.1(c).

“DOE” means the U.S. Department of Energy, an agency of the United States of America.

“DOE ASA” means that certain Affiliate Support, Share Retention and Subordination Agreement, dated as of October 28, 2024, by and among Lithium Americas Corp., 1339480 B.C. Ltd., Lithium Nevada Corp., KV Project LLC, the DOE, and Citibank, N.A., as collateral agent for the Secured Parties, as amended by the DOE Loan Amendment, effective as of the date hereof.

Schedule “A” – Defined Terms:-A-4

“DOE Loan” means that certain Loan Arrangement and Reimbursement Agreement, dated as of October 28, 2024, by and between Lithium Nevada Corp. and the DOE, as amended by the DOE Loan Amendment, effective as of the date hereof.

“DOE Loan Amendment” means that certain Omnibus Amendment and Termination Agreement, dated as of December 17, 2024, by and among Lithium Nevada Corp., the DOE, Lithium Americas Corp., 1339480 B.C. Ltd., the Company, Lithium Nevada Projects LLC, KV Project LLC, and Citibank, N.A., as collateral agent for the Secured Parties, as amended by that Joinder Agreement, dated as of the date hereof, by LAC US Corp.

“DOE Post-Project Completion Reserve Accounts” means, collectively, the Sustaining Capex Reserve Account, the Debt Service Reserve Account and the O&M Reserve Account.

“DOE Put Closing Date” has the meaning set forth in Section 10.6.

“DOE Put Notice” has the meaning set forth in Section 10.6.

“DOE Put Purchase Price” has the meaning set forth in Section 10.6.

“DOE Reserve Accounts” means, collectively, the Construction Contingency Reserve Account, the Ramp-Up Reserve Account, the Sustaining Capex Reserve Account, the Debt Service Reserve Account and the O&M Reserve Account.

“Emergency” means a condition, circumstance or situation that arises or occurs, or is reasonably likely imminently to arise or occur, with respect to the Project that: (a) presents, or is likely to present, a threat to: (i) the health, safety, or security of Persons; (ii) the material Properties or Assets of the Company; (iii) the security, integrity, or reliability of the Project; or (iv) the environment; or (b) results, or is likely to result, in a complete withdrawal, cancellation, suspension, revocation, or material restriction of any accreditation, authorization, certificate, clearance, consent, exemption, license, notarization, permit, permission, ruling, or other approval of, or from any Governmental Authority for the Project.

“Employee Incentive Plan” has the meaning set forth in Section 7.14(a).

“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right- of-entry, matter capable of registration against title, option, assignment, right of preemption, royalty, right, privilege or any other encumbrance or title defect of any nature whatsoever, regardless of form, whether or not registered or registrable and whether or not consensual or arising by any Legal Requirement, and includes any contract to create any of the foregoing.

Schedule “A” – Defined Terms:-A-5

“Environmental Compliance” means actions performed by the Company Group to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

“Environmental Laws” means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; employee health and safety; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment, including ambient air, surface water and groundwater; and all other Laws relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock, member’s interests, partnership interests or other equity interests of such Person or any subsidiary of such Person or any securities convertible into or exchangeable or exercisable for any shares of capital stock, member’s interests, partnership interests or other equity interests in such Person or any subsidiary of such Person, (ii) any equity-based awards, contingent value rights, “phantom” stock warrants, calls, options or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interest of, or other securities or ownership interests in such Person or any subsidiary of such Person, or other rights to acquire from such Person or any subsidiary of such Person, or any other obligation or agreement of such Person or any subsidiary of such Person to issue, deliver or sell, or cause to be issued, delivered or sold, any voting securities of, or other equity interests in, such Person or any subsidiary of such Person, or (iii) any other rights, arrangements or agreements to receive cash in respect of the value of equity interests in the such Person or any subsidiary of such Person.

“Estimated LAC 2024 CapEx” has the meaning set forth in Section 3.1(b)(i).

“Event of Default” has the meaning set forth in Section 8.1.

“Excess Contribution” has the meaning set forth in Section 3.4(b).

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including drilling required after discovery of potentially commercial mineralization, and all related Environmental Compliance.

“Fair Market Value” means, with respect to any property, as of the time of determination, the then fair market value of such property as determined in good faith by the Board of Directors, provided that if there is a dispute with respect to Fair Market Value, such dispute shall be referred to an Independent Expert for resolution in accordance with Section 13.10.

Schedule “A” – Defined Terms:-A-6

“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Code, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy.

“FID” means the date on which (a) the Board of Directors has approved the Company or its applicable Subsidiary making an affirmative final investment decision with respect to the Project, (b) a “Notice to Proceed” has been issued under that certain EPCM Agreement by and between the Bechtel Infrastructure and Power Company and Lithium Nevada Corp., dated November 19, 2022 (as supplemented by that certain Purchase Order No. 4500000274, dated as of January 13, 2023), (c) LAC has certified and provided sufficient supporting documentation to GM that, immediately following LAC’s FID Capital Contribution, LAC Parent shall hold at least $51,000,000 of cash net of any financing fees required to be paid by LAC or any of its Affiliates, and (d) each of the following conditions have been satisfied as of the date of determination: (i) the Board of Directors has confirmed that it reasonably expects the Company will have sufficient funds to complete construction of Phase 1, (ii) the Company has obtained all regulatory approvals, third-party consents, licenses and permits needed at that time for construction of Phase 1, and (iii) each of LAC and GM have approved the determination that FID has occurred (such approval not to be withheld unless the conditions set forth in clauses (i)-(ii) are not satisfied as of the applicable date of determination).

“FID Capital Contribution” has the meaning set forth in Section 3.2(a).

“Final FMV” means the Fair Market Value of a Unit as (i) agreed by LAC and GM or (ii) determined pursuant to Section 13.10.

“Final LAC 2024 CapEx” has the meaning as determined pursuant to Section 3.1(b)(iii).

“General Manager” means the general manager of the Company, with such individual being employed by the Company (to be appointed by Specified Approval, such approval not to be unreasonably withheld, conditioned, or delayed by any applicable Member), and shall report directly to the Board of Directors.

“GM” means General Motors Holdings LLC, a Delaware limited liability company.

“GM Aggregate Contribution Amount” means an amount equal to (A) the sum of all Capital Contributions made by GM or any of its Affiliates (including the Initial Capital Contribution), plus (B) the sum of all loans made by GM or any of its Affiliates to the Company or any of its Subsidiaries that remain outstanding at such time (including any remaining amount drawn under any GM Letters of Credit issued in connection with the DOE Loan), minus (C) the sum of all distributions received by GM and its Affiliates prior to the Compliance Put Notice.

“GM Competitor” means any OEM (as defined in the Investment Agreement) or any Affiliate of any OEM.

Schedule “A” – Defined Terms:-A-7

“GM Designee” has the meaning set forth in Section 5.2(a).

“GM Letters of Credit” means, collectively, the letters of credit in an aggregate amount equal to $195,000,000, which, (i) as of the First Advance Date shall be allocated pursuant to separate letters of credit for each DOE Reserve Account as follows: (A) posted against the Construction Contingency Reserve Account in the amount of $[Redacted — commercially sensitive information], and (B) posted against the Ramp-Up Reserve Account in the amount of $[Redacted — commercially sensitive information], (ii) as of Total Plant Transfer, posted against the Sustaining Capex Reserve Account in the amount of $[Redacted — commercially sensitive information], and (iii) upon the Project Completion Date, the letters of credit posted against the Construction Contingency Reserve Account and the Ramp-Up Reserve Account shall be transferred and (A) posted against the Debt Service Reserve Account in an amount equal to the (x) Reserve Account Requirement (as defined in the DOE Loan) as of the Project Completion Date or the First Principal Payment Date, whichever is earlier, minus (y) any cash already deposited into such account and (B) posted against the O&M Reserve Account in an amount equal to the (x) Reserve Account Requirement (as defined in the DOE Loan) minus (y) any cash already deposited into such account, in each case, delivered by GM (utilizing such issuing bank as GM shall select in its sole discretion so long as such bank is acceptable to the DOE and provided that the letters of credit meet the definition of Acceptable Letters of Credit in the DOE Loan) in favor of Citibank, N.A. as Collateral Agent under the DOE Loan.

“GM Material Investment Determination” has the meaning set forth in Section 7.7(d)(ii).

“GM Parent” means General Motors Company and its permitted successors and assigns.

“GM Phase 1 Offtake Agreement” means the lithium offtake agreement, dated as of February 16, 2023, by and between LAC and GM, as amended from time to time.

“GM Phase 2 Offtake Agreement” has the meaning set forth in Section 7.10.

“GM Put Notice” means the Compliance Put Notice or DOE Put Notice, as applicable.

“GM Supply Chain Policy” means the supply chain policy of GM attached hereto as Schedule “N”, as may be updated from time to time by GM upon written notice to the other Members and the Company.

“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Authority or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality, public international organization, political party, organization, or candidate.

Schedule “A” – Defined Terms:-A-8

“Governmental Authority” means any domestic or foreign national, federal, regional, state, provincial, tribal, municipal or local court, government, governmental department, commission, authority, central bank, board, bureau, agency, official, authority, tribunal, commission, commissioner, bureau, minister or ministry, board, body or other instrumentality exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government, including any securities regulatory authorities and stock exchange.

“Governmental Authorization” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement to which the Company or the Properties is subject or which is required by the Company or the Properties.

[Redacted — seriously prejudicial]

[Redacted — seriously prejudicial]

“IFRS Accounting Standards” means the International Financial Reporting Standards adopted by the International Accounting Standards Board, as in effect from time to time.

“IFRS Accounting Year” has the meaning set forth in Section 7.7.

“Incentive Plan Costs” has the meaning set forth in Section 7.14(a).

“Incentive Plan Cost Reductions” has the meaning set forth in Section 7.14(a).

“Independent Expert” means a senior employee or partner at any independent, nationally recognized accounting, valuation or engineering firm, as applicable based on the nature of the relevant issue or issues, that is mutually acceptable to the Members; provided that if the Members cannot agree (a) on whether an accounting, valuation or engineering firm should be selected or (b) on the selection of such a senior employee or partner, any Member may request the American Arbitration Association sitting in New York, New York to appoint a senior employee or partner at any such accounting, engineering or other independent consultant firm to act as the Independent Expert, and such appointment will be conclusive and binding on the Members.

“Indirect Interest” has the meaning set forth in Section 10.1(a).

“Indirect Transfer” means, in respect of any Member, any indirect Transfer.

“Initial Capital Contribution” has the meaning set forth in Section 3.1(a).

“Insolvency Event” means, with respect to a Person, the occurrence of any of the following events: (a) a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Person’s assets is appointed and the appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or the appointment is consented to, requested by, or acquiesced in by the Person, (b) the Person commences a voluntary case, or consents to the entry of any order for relief in an

Schedule “A” – Defined Terms:-A-9

involuntary case, under any applicable bankruptcy, insolvency or similar Law, (c) the Person consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets, (d) the Person makes a general assignment for the benefit of creditors or fails generally to pay its debts as they become due, or (e) entry is made against the Person of a judgment, decree or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar Law.

“Investment Agreement” means the Investment Agreement, dated as of October 15, 2024, by and among LAC Parent, the Company and GM.

“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated as of October 3, 2023, by and between LAC and GM, as may be amended, superseded or replaced.

“Joinder” means a joinder in the form attached hereto as Schedule “D”.

“LAC” has the meaning set forth in the Preamble.

“LAC 2024 CapEx” means the sum of (i) Total Project Costs incurred by LAC and its Affiliates from January 1, 2024 to the Effective Date, plus (ii) the sum of (x) LNC Project Working Capital (During Construction), (y) Pre-Completion Opex (During Construction), and (z) DOE Financing Fees & Expenses, in each case as used in this clause (ii) as incurred by LAC and its Affiliates from the date of the closing of the DOE Loan to the Effective Date, plus (iii) the lesser of (x) [Redacted — seriously prejudicial] and (y) $15,000,000, with each of the terms “Total Project Costs”, “LNC Project Working Capital (During Construction)”, “Pre-Completion Opex (During Construction)”, and “DOE Financing Fees & Expenses” are defined by reference to the use of the term in the Summary of Finalized Sources & Uses and the manner of their calculation as set out in Schedule “L”.

“LAC Competitor” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the exploration, development or operation of lithium mines, provided that the Members and their respective Affiliates will not in any event be deemed a LAC Competitor.

“LAC Guarantee” means any obligation of LAC and its Affiliates in connection with the Affiliate Guarantees (as defined in the DOE ASA).

“LAC Parent” means Lithium Americas Corp., a corporation existing under the Business Corporation Act (British Columbia) and its permitted successors and assigns.

“Law” means all applicable federal, state, local, municipal, tribal and foreign laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

Schedule “A” – Defined Terms:-A-10

“Legal Requirement” means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of any Governmental Authority, and the terms of any Governmental Authorization.

“Life of Mine Rights” has the meaning set forth in Section 7.11.

“Management Catch-up Amount” has the meaning set forth in Section 7.15.

“Management Services Agreement” means the Management Services Agreement dated as of the Effective Date, by and between LAC and the Company.

“Manager” means (a) as of the Effective Date, LAC, and (b) any replacement Person appointed to serve as the manager of the Company in accordance with this Agreement.

“Member” and “Members” mean GM and LAC and any other Person admitted as a transferee Member or additional Member of the Company under this Agreement. The term “Member” also includes a former Member, but only to the extent of any rights or obligations under this Agreement that expressly survive the resignation of the Member, the Transfer of the Member’s Units or the dissolution, termination and liquidation of the Company.

“Member Group” means, collective, all Members who are Affiliates.

“Member Indemnitor” has the meaning set forth in Section 6.9.

“Net Incentive Plan Costs” means, for any given calendar year, the Incentive Plan Costs for such calendar year, minus the Incentive Plan Cost Reductions recognized in such calendar year.

“Non-Conflicted Member” has the meaning set forth in Section 5.4(b).

“Non-Contributing Member” has the meaning set forth in Section 3.4(a).

“Non-Contribution Notice” has the meaning set forth in Section 3.4(b).

“Non-Defaulting Member” has the meaning set forth in Section 8.1.

“Notice of Default” has the meaning set forth in Section 8.2.

“O&M Reserve Account” has the meaning set forth in the DOE Loan.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Officers” has the meaning set forth in Section 5.3.

“Offtake Agreement” means the form of offtake agreement for the sale of Products by or on behalf of the Company.

Schedule “A” – Defined Terms:-A-11

“Operations” means the activities and operations of the Company.

“Original Agreement” has the meaning set forth in the Recitals.

“Parent Change of Control” means any Person or group of related Persons becoming the beneficial owner (as determined under Section 13(d) under the U.S. Securities Exchange Act of 1934), directly or indirectly, of Control of GM Parent, in respect of GM, or LAC Parent, in respect of LAC.

“Participating Tag-Along Member” has the meaning set forth in Section 10.5(c).

“Parties” means, collectively, LAC and GM and their respective successors and permitted assigns.

“Permitted Transferee” means (a) any Affiliate of a Member, (b) any transferee approved by the Members and not as a result of ROFO Notice to a Third-Party Purchaser pursuant to Section 10.3, a Drag-Along Sale pursuant to Section 10.4 or a Tag-Along Sale pursuant to Section 10.5 and (c) any transferee pursuant to an exercise of Section 7.9.

“Person” means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, Governmental Authority or other entity.

“Phase 1” means phase 1 of the Project as described on Schedule “F”.

“Phase 2” means phase 2 of the Project as described on Schedule “F”.

“Preemptive Holder” has the meaning set forth in Section 3.5(a).

“Preemptive Offer” has the meaning set forth in Section 3.5(a).

“Preemptive Offer Period” has the meaning set forth in Section 3.5(a).

“Preemptive Securities” has the meaning set forth in Section 3.5(a).

“Proceeding” has the meaning set forth in Section 6.1.

“Production Commencement” means the date on which each of the Restricted Payment Conditions (as defined in the DOE Loan) have been satisfied.

“Products” means any ores, concentrates, precipitates, doré, cathodes, leach solutions or any other primary, intermediate or final products or any other product containing economically recoverable minerals obtained from ore mined and removed from the Properties or from ore leached in place in or on the Properties.

“Profit” means any item of income or gain of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of the Members including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of income or gain.

Schedule “A” – Defined Terms:-A-12

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a year or any longer period.

“Project” means the Thacker Pass lithium project comprised of the Properties.

“Properties” means the interests described on Schedule “B”.

“Proportionate Interest” means, at any time, for a Member, the amount (expressed as a percentage and rounded to four decimals) determined by the formula (A/B), where:

“A” is the total amount of all Units held by such Member; and

“B” is the total amount of all Units issued and outstanding.

The Parties acknowledge that a Member’s Proportionate Interest may be recalculated from time to time in accordance with Section 3.1(c).

“Public Company” means a company who issues its shares to the public and whose shares are listed for trading on a recognized stock exchange in any of Canada, the United States, the United Kingdom or Australia.

“Put Closing Date” means the Compliance Put Closing Date or DOE Put Closing Date, as applicable.

“Put Purchase Price” means the aggregate Compliance Put Purchase Price or DOE Put Purchase Price, as applicable.

“Qualified Operator” means an operator of mining facilities utilizing acid leaching recovery processes of a similar size, type and value as the Project (a) with a minimum of 10 years’ experience operating such facilities, (b) with the operational, technical, and management expertise, environmental and safety record, and general and regulatory experience reasonably necessary to manage and operate the Project in accordance with generally accepted industry standards, (c) that is legally authorized to function as the operator of the Project, (d) that is not a Sanctioned Person, FEOC or GM Competitor, (e) that is Creditworthy and (f) while the DOE Loan is outstanding, that is acceptable to the DOE.

“Ramp-Up Reserve Account” has the meaning set forth in the DOE Loan.

“Related Party” has the meaning set forth in Section 5.4(a).

“Related Party Matters” has the meaning set forth in Section 5.4(a).

“Renounced Business Opportunity” has the meaning set forth in Section 4.8.

Schedule “A” – Defined Terms:-A-13

“Restricted Party” means any (a) Sanctioned Person, (b) a FEOC, (c) other than in the context of a Transfer by GM or any of its Affiliates, a GM Competitor, or (d) other than in the context of a Transfer by LAC or any of its Affiliates, a LAC Competitor.

“Sanctioned Person” means any Person: (a) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions Laws of the United States or any other applicable Sanctions Authority; (b) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (c) an entity owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof.

“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

“Sanctions” means the economic sanctions Laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority.

“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Authority with jurisdiction over the parties to this Agreement.

“SEC” means the U.S. Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933, together with the rules and regulations promulgated by the United States Securities and Exchange Commission under the statute.

“Securities Laws” means all applicable Laws promulgated by any securities regulatory authorities, including the SEC.

“Selling Member” has the meaning set forth in Section 10.3(a).

“Specified Approval” means Board Approval, and (i) for so long as GM and its Affiliates collectively hold at least 10% of the outstanding Units, either (a) the approval of at least one GM Designee, if any, as part of such Board Approval, or (b) if GM has not appointed any GM Designee but has the right to do so, the approval of GM as a Member, (ii) for so long as LAC and its Affiliates collectively hold at least 10% of the outstanding Units, either (a) the approval of at least one LAC Designee, if any, as part of such Board Approval, or (b) if LAC has not appointed any LAC Designee but has the right to do so, the approval of LAC as a Member, and (iii) for each other Member holding at least 25% of the outstanding Units, either (a) the approval of at least one Director appointed by such Member, if any, as part of such Board Approval or (b) if such Member has not appointed any Directors but has the right to do so, the approval of such Member as a Member.

Schedule “A” – Defined Terms:-A-14

“Specified Offtake Agreement” means any Offtake Agreement that (i) has pricing terms (including any discounts, rebates, floors, ceilings, credit terms, and any other term that affects net price) that, taken in the aggregate, results in a price payable that is greater than the price in any Offtake Agreement with GM or its Affiliates, (ii) does not involve any non-cash consideration being provided to the Company or any Subsidiary, (iii) has an aggregate term (including any renewal periods) that is less than ten (10) years, (iv) does not contain a “most favored nations” or substantially similar provision, (v) does not contain any provision that limits or restricts the ability of the Company Group to enter into or engage in any market or line of business, that establishes an exclusive sale or purchase obligation of the Company Group with respect to any product or service or any geographic location or that otherwise contains any covenant regarding non-competition or non- solicitation restricting the Company Group or (vi) (A) does not involve or is not entered into in connection with (1) any cash or other consideration being provided to LAC or any of its other Affiliates or (2) any other contract, agreement or transaction to which LAC or any of its Affiliates is a party or (B) is not entered into with a third party that is a counterparty to (or becoming a counterparty to) any other material contracts between LAC or any of its Affiliates, on the one hand, and such third party or any of its Affiliates, on the other hand.

“Subject Units” has the meaning set forth in Section 10.3(a).

“Subsidiary” means, with respect to any Person: (a) any corporation, partnership, limited liability company or other business entity of which a majority of the equity interests entitled to vote under ordinary circumstances in the election of directors (or in the selection of any other similar governing body in the case of an entity other than a corporation) are at the time owned or Controlled by such Person or by one or more of the other direct or indirect Subsidiaries of such Person or a combination thereof (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency); (b) a partnership in which such Person or any direct or indirect Subsidiary of such Person is a general partner; or (c) a limited liability company in which such Person or any direct or indirect Subsidiary of such Person is a managing member or manager.

“Subsidiary Borrower” means Lithium Nevada LLC.

“Supermajority Approval” means Board Approval, and (i) for so long as GM and its Affiliates collectively hold at least 10% of the outstanding Units, either (a) the approval of at least one GM Designee, if any, as part of such Board Approval, or (b) if GM has not appointed any GM Designee but has the right to do so, the approval of GM as a Member, (ii) for so long as LAC and its Affiliates collectively hold at least 10% of the outstanding Units, either (a) the approval of at least one LAC Designee, if any, as part of such Board Approval, or (b) if LAC has not appointed any LAC Designee but has the right to do so, the approval of LAC as a Member, and (iii) for each other Member holding at least 10% of the outstanding Units, either (a) the approval of at least one Director appointed by such Member, if any, as part of such Board Approval or (b) if such Member has not appointed any Directors but has the right to do so, the approval of such Member as a Member.

Schedule “A” – Defined Terms:-A-15

“Sustaining Capex Reserve Account” has the meaning set forth in the DOE Loan.

“Sustaining Expense” has the meaning set forth in Section 7.4.

“Tag-Along Member” has the meaning set forth in Section 10.5(a).

“Tag-Along Notice” has the meaning set forth in Section 10.5(b).

“Tag-Along Sale” has the meaning set forth in Section 10.5(a).

“Tag-Along Transferee” has the meaning set forth in Section 10.5(a).

“Tag-Along Unit Price” has the meaning set forth in Section 10.5(b).

“Third Party” has the meaning set forth in Section 10.3(c).

“Transfer” means any, direct or indirect, voluntary or involuntary, sale, assignment, transfer, conveyance, exchange, bequest, devise, gift, pledge, hypothecation or other encumbrance, or any other disposition or alienation (in each case, with or without consideration, by operation of law (including by merger or consolidation) or otherwise) of any rights, interests or obligations with respect to the Units held by a Member.

“Transferred” and “Transferring” shall have correlative meanings. Notwithstanding the foregoing, a Transfer of a Member’s Units due to the occurrence of a sale (whether by merger, amalgamation, consolidation, other similar business combination, purchase of equity interests or otherwise) of any Member’s Public Company Controlling parent, or the sale of all or substantially all of the assets of any Member’s Public Company Controlling parent, to a Third Party, shall not constitute a Transfer of such Units.

“Underfunded Amount” has the meaning set forth in Section 3.4(a).

“Underlying Agreement” means any agreement to which the Company Group is a party or which contain unperformed, ongoing or surviving obligations or liabilities of any party.

“Unit” means a membership interest in the Company representing a fractional part of the limited liability company interests in the Company of all the Members; provided, however, that any series or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement and the equity interest represented by such series or group of Units shall be determined in accordance with such relative rights, powers and duties set forth in this Agreement.

“U.S. GAAP” means the United States generally accepted accounting principles in effect from time to time.

Schedule “A” – Defined Terms:-A-16

SCHEDULE “B”

[Redacted — seriously prejudicial]

Schedule “B”: B-1

SCHEDULE “C”

MEMBERS

(AS OF THE EFFECTIVE DATE)

MEMBER	INITIAL CAPITAL CONTRIBUTIONS		FID CAPITAL CONTRIBUTIONS	COMMITTED LETTERS OF CREDIT	UNITS	PROPORTIONATE INTEREST
General Motors Holdings LLC 300 Renaissance Center Detroit, Michigan USA 48265-3000 Attention: Kurt Hoffman, Director, Corporate Development Email: [Redacted — personal information] with a copy to (that shall not constitute notice): Attention: Lead Counsel, Corporate Development & Global M&A Email: [Redacted — personal information]		$330,000,000.00 in cash	$100,000,000.00	$195,000,000.00	62,500,000,000	38.00%
LAC US Corp. c/o Lithium Americas Corp. Suite 300, 900 W Hastings Street Vancouver, BC V6C 1E5 Attention: Jonathan Evans, President and CEO Email: [Redacted — personal information]	$ $	138,305,687.29 in cash 700,452,634.96 in property by contribution of Lithium Nevada LLC	$180,978,519.86	$0.00	101,973,684,211	62.00%

Schedule “C” – Members: C-1

SCHEDULE “D”

JOINDER TO THE LIMITED LIABILITY COMPANY AGREEMENT1

The undersigned hereby agrees to become a party to, as a Member, and agrees to be bound the terms of, the Limited Liability Company Agreement, dated effective as of the    day of          , 2024 (the “Agreement”), by and among Lithium Nevada Ventures LLC, a Delaware limited liability company (the “Company”), and the Members of the Company and the undersigned hereby authorizes the Company (i) to attach this Counterpart Signature Page to such Agreement and (ii) to add the name of the undersigned to the books and records of the Company.

Dated as of:

Print Name of Member

Signature of Member

If Member is an entity:

Print Name of Authorized Person Signing

Title of Authorized Person Signing

[1]

If there is a Transfer of Indirect Interests or a Transfer to a Wholly-Owned Subsidiary, this Joinder to be modified accordingly. Additionally, if there is a new Manager who is not a Member, this Joinder to be modified accordingly. If the name of the Company changes, this Joinder to be modified accordingly.

Schedule “D” – Joinder to the Limited Liability Company Agreement: D-1

SCHEDULE “E”

TAX MATTERS

This Schedule “E” shall govern the relationship of the Members and the Company with respect to tax matters and the other matters addressed in this Schedule “E”. Capitalized terms used but not defined herein shall have the meaning described in the Agreement. The following terms have the definitions hereinafter indicated whenever used in this Schedule “E”:

“Adjusted Capital Account” means the Capital Account maintained for each Member, (a) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5), and (b) decreased by any amounts described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member. The definition is intended to comply with the provisions of Treasury Regulation Sections 1.704- 1(b)(2)(ii)(d) and 1.704-2 and shall be interpreted consistently therewith.

“Allocation Period” means the period (a) commencing on the date hereof or, for any Allocation Period other than the first Allocation Period, the day following the end of a prior Allocation Period, and (b) ending (i) on the last day of each fiscal year; (ii) the day preceding any day in which an adjustment to the Book Value of the Company’s properties pursuant to clauses (b)(i), (b)(ii), (b)(iii) or (b)(v) of the definition of Book Value occurs; (iii) immediately after any day in which an adjustment to the Book Value of the Company’s properties pursuant to clause (b)(iv) of the definition of Book Value occurs; or (iv) on any other date determined by the Board of Directors with Specified Approval.

“Book Value” means, with respect to any property of the Company, such property’s adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Book Value of any property contributed by a Member to the Company shall be the fair market value of such property as of the date of such contribution.

(b) The Book Values of all properties shall be adjusted to equal their respective fair market values in connection with (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1); (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a non-compensatory option in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); or (v) any other event to the extent determined by the Board of Directors to be permitted and necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); provided, however, that

Schedule “E” - Tax Matters: E-1

adjustments pursuant to clauses (b)(i), (b)(ii) and (b)(iv) above shall be made only if the Board of Directors reasonably determines with Specified Approval that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any non-compensatory options are outstanding upon the occurrence of an event described in clauses (b)(i) through (b)(v) above, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2).

(c) The Book Value of property distributed to a Member shall be adjusted to equal the fair market value of such property as of the date of such distribution.

(d) The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (g) of the definition of Profits or Losses or Section 3.2(h); provided, however, that the Book Value of property shall not be adjusted pursuant to this clause (d) to the extent that the Board of Directors reasonably determines with Specified Approval an adjustment pursuant to clause (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

(e) If the Book Value of property has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits, Losses and other items allocated pursuant to Article III.

“Credit Transfer Document” means the definitive documentation of any Credit Transfer Transaction, including, but not limited to, any transfer election statement, credit transfer certificate and credit transfer agreement.

“Credit Transfer Member” means, with respect to PTCs transferred by the Company for a taxable year or Credit Transfer Proceeds received in exchange therefor, (i) GM in respect of a GM Credit Transfer Transaction, and (ii) LAC in respect of a LAC Credit Transfer Transaction.

“Credit Transfer Preliminary Agreement” means any non-disclosure agreement, exclusivity agreement, or other preliminary agreement entered into by the Company or the potential Credit Transfer Member and one or more potential Credit Transferees in contemplation of a Credit Transfer Transaction or non-disclosure agreement, participation agreement or other brokerage agreement entered into with any Person agreeing to help facilitate Credit Transfer Transactions by the Company.

Schedule “E” - Tax Matters: E-2

“Credit Transfer Proceeds” means all proceeds received by the Company in consideration of the transfer of a portion of the PTCs of the Company pursuant to a Credit Transfer Transaction.

“Credit Transfer Transaction” means, as applicable, a GM Credit Transfer Transaction or an LAC Credit Transfer Transaction.

“Credit Transferee” means a Person to whom the Company elects to transfer a portion of the PTCs of the Company pursuant to a Credit Transfer Transaction who is eligible to be treated as a “transferee taxpayer” within the meaning of such term in Section 6418(a) of the Code.

“Depreciation” means, for each Allocation Period an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to property for such Allocation Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such Allocation Period shall be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulation Sections 1.704-3(d)(2) and (b) with respect to any other such property the Book Value of which differs from its adjusted tax basis at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of any property at the beginning of such Allocation Period is $0.00, Depreciation with respect to such property shall be determined with reference to such beginning value using any reasonable method selected by the Board of Directors.

“Direct Pay Distribution Amount” means an amount equal to the sum of (a) all proceeds received by the Company in connection with any payment from the IRS to the Company pursuant to Section 6417(c)(1)(A) of the Code and Treasury Regulations Section 1.6417- 4(c)(1)(i) and (b) the amount of any reduction to any such payment referred to in the parenthetical in Treasury Regulations Section 1.6417-4(c)(1)(i).

“Direct Pay Election” means an election under Sections 6417(c)(1) and (d)(1)(D) of the Code and an elective payment election under Treasury Regulations Sections 1.6417-2(b) and 1.6417-3.

“Direct Pay Proceeds” means all proceeds received by the Company in connection with any payment from the IRS to the Company pursuant to Section 6417(c)(1)(A) of the Code and Treasury Regulations Section 1.6417-4(c)(1)(i).

“GM Credit Transfer Transaction” means a transaction pursuant to which GM, as the Credit Transfer Member, causes the Company to elect to transfer a portion of the PTCs of the Company to one or more transferees in exchange for cash pursuant to Section 6418 of the Code.

Schedule “E” - Tax Matters: E-3

“GM’s Eligible Credit Amount” means, for any taxable year, the eligible credit amount arising from PTCs, for purposes of Treasury Regulations Section 1.6418-3(b)(2)(i), in respect of GM for such taxable year.

“GM PTC Proceeds Escrow Account” has the meaning set forth in Section 5.3(a).

“IRS” means the United States Internal Revenue Service. “LAC Credit Transfer Transaction” means a transaction pursuant to which LAC, as the Credit Transfer Member, causes the Company to elect to transfer a portion of the PTCs of the Company to one or more transferees in exchange for cash pursuant to Section 6418 of the Code.

“LAC’s Eligible Credit Amount” means, for any taxable year, the eligible credit amount arising from PTCs, for purposes of Treasury Regulations Section 1.6418-3(b)(2)(i), in respect of GM for such taxable year.

“LAC PTC Proceeds Escrow Account” has the meaning set forth in Section 5.3(a).

“Profits” or “Losses” means, for each Allocation Period, an amount equal to the Company’s taxable income or loss for such period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of “Profits” or “Losses” shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of “Profits” or “Losses,” shall be subtracted from such taxable income or loss;

(c) in the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 3.2, be taken into account for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

Schedule “E” - Tax Matters: E-4

(e) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(f) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) any items that are allocated pursuant to Section 3.2 shall not be taken into account in computing Profits and Losses, but the amounts of the items of income, gain, loss or deduction available to be specially allocated pursuant to Section 3.2 will be determined by applying rules analogous to those set forth in clauses (a) through (g) above.

“PTC” means the advanced manufacturing production credit, as defined in Section 45X of the Code.

“PTC Proceeds Escrow Accounts” has the meaning set forth in Section 5.3(a).

“Release Date” has the meaning set forth in the Loan Arrangement and Reimbursement Agreement between Lithium Nevada Corp., as borrower, and the U.S. Department of Energy, as lender, with respect to the Thacker Pass Project in Humbolt County, Nevada.

“Required Minimum Documentation” has the meaning set forth in Treasury Regulations Section 1.6418-2(b)(5)(iv).

“Revenue Account” has the meaning set forth in the Loan Arrangement and Reimbursement Agreement between Lithium Nevada Corp., as borrower, and the U.S. Department of Energy, as lender, with respect to the Thacker Pass Project in Humbolt County, Nevada.

“Revocation Election” means any revocation election under Section 6417(d)(1)(D)(ii)(II) of the Code and Treasury Regulations Sections 1.6417-2(b)(4)(iii) and 1.6417-3(e)(3)(ii).

ARTICLE I

PARTNERSHIP REPRESENTATIVE

1.1 Designation. The Board of Directors shall appoint the Company’s partnership representative under Section 6223 of the Code (the “Partnership Representative”) and the following shall apply:

(a) The initial Partnership Representative shall be Manager. If the Partnership Representative is an entity, the Partnership Representative shall appoint a “designated individual” within the meaning of Treasury Regulation Section 301.6223-1 (the “Designated Individual”) to act on the entity’s behalf and such Designated Individual shall be entitled to exercise all rights and powers granted to the Partnership Representative under this Agreement.

Schedule “E” - Tax Matters: E-5

(b) The Partnership Representative is hereby authorized to take such actions and to execute and file all statements and forms on behalf of the Company that are approved by the Manager and are permitted or required by Sections 6221 through 6241 of the Code (together with any final or temporary Treasury Regulations, Revenue Rulings, and case law interpreting such sections of the Code and any analogous provision of state, local or non-U.S. law), including a “push-out” election under Section 6226 of the Code or any analogous election under state, local or non-U.S. tax law or in connection with any other tax proceeding. The Partnership Representative shall inform Members as to the status of any material tax proceeding involving the Company. Each Member shall cooperate with the Partnership Representative and do or refrain from doing any or all things requested by the Partnership Representative and approved by the Manager (including paying any and all resulting taxes, additions to tax, penalties and interest in a timely fashion) in connection with any examination of the Company’s affairs by any federal, state, or local tax authorities, including resulting administrative and judicial proceedings. No Member shall have any claim against the Partnership Representative or the Company for any actions taken (or any failures to take action) by such Persons in good faith. All reasonable, documented costs and expenses incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

ARTICLE II

PARTNERSHIP TAX STATUS; TAX ELECTIONS AND RETURNS

2.1 Partnership Tax Status. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Unless otherwise approved by the Board of Directors with Specified Approval, neither the Company nor any Member shall make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law; provided, however, that nothing in this Agreement shall be deemed to create a partnership for any other purpose.

2.2 Tax Elections.

(a) Required Company Elections. On the appropriate forms or tax returns the Company shall:

(i) adopt the calendar year as the Company’s fiscal year, if permitted under the Code;

(ii) adopt the accrual method of accounting for U.S. federal income tax purposes; and

(iii) elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b).

Schedule “E” - Tax Matters: E-6

(b) Other Company Elections. Elections required or permitted to be made by the Company under the Code or any state tax law shall be made as determined by the Board of Directors; provided that, notwithstanding anything to the contrary contained in this Agreement, the following elections or actions with respect to the Company or any Subsidiary, as applicable, shall require Specified Approval: (i) the making of any election to treat the Company as an entity other than a “partnership” for U.S. federal, state or local income tax purposes or the taking of any other action that would cause the Company to be treated as an entity other than a “partnership” for U.S. federal, state or local income tax purposes; (ii) the making of any election to treat Subsidiaries formed or organized within the United States or any political subdivision thereof as not disregarded as separate from their owner; (iii) the adoption of a method of accounting which is not the accrual method of accounting or a change in any material method of accounting previously adopted, unless required by Law; (iv) the adoption of a taxable year, consistent with Section 706 of the Code; and (v) the making of any election to adopt a tax allocation method for purposes of Section 3.4 other than the traditional method under Section 1.704-3(b) of the Treasury Regulations with respect to property of the Company or any Subsidiary.

2.3 Tax Returns. The Company shall prepare and timely file all U.S. federal, state, local and foreign tax and information returns required to be filed by the Company. Unless otherwise determined by the Board of Directors, any income tax return of the Company shall be prepared by an independent certified public accounting firm selected by the Board of Directors. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company’s operations that is reasonably necessary to enable the Company’s tax returns to be timely prepared and filed. The Company shall deliver to each Member as soon as applicable after the end of each calendar year, but in any event before August 31 of the subsequent year, an IRS Schedule K-1 together with such additional information as may be required by the Members (or their owners) in order to file their individual returns reflecting the Company’s operations. The Company shall also use commercially reasonable efforts to (a) provide the Members with an estimate of its share of the Company’s taxable income for each fiscal year by January 31 of the subsequent fiscal year, including an estimate of state and local apportionment information and (b) cause an estimated IRS Schedule K-1 or any successor form to be prepared and delivered to the Members for each fiscal year by March 31 of the subsequent fiscal year, including any appropriate state and local apportionment information. The Company shall bear the costs of the preparation and filing of such Company tax returns and forms.

ARTICLE III

ALLOCATIONS OF PROFITS AND LOSSES

3.1 Allocations of Profits and Losses. After giving effect to the allocations under Section 3.2, Profits and Losses (and to the extent determined necessary and appropriate by the Board of Directors to achieve the resulting Capital Account balances described below, any allocable items of gross income, gain, loss and expense includable in the computation of Profits and Losses) for each Allocation Period shall be allocated among the Members during such Allocation Period, in such a manner as shall cause the Capital Accounts of the Members (as adjusted to reflect all allocations under Section 3.2 and all distributions through the end of such Allocation Period) to equal, as nearly as possible, (a) the amount such Members would receive if all assets of the Company on hand at the end of such Allocation Period were sold for cash equal to their Book Values, all liabilities of the Company were satisfied in cash in accordance with their

Schedule “E” - Tax Matters: E-7

terms (limited in the case of non-recourse liabilities to the Book Value of the property securing such liabilities) and all remaining or resulting cash were distributed to the Members under Section 8.1 of the Agreement, minus (b) such Member’s share of Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

3.2 Special Tax Allocations. The following allocations shall be made in the following order:

(a) Nonrecourse deductions within the meaning of Treasury Regulation Section 1.704-2(b)(1) (“Nonrecourse Deductions”) shall be allocated to the Members as determined by the Board of Directors, to the extent permitted by the Treasury Regulation.

(b) Partner nonrecourse deductions (within the meaning of Treasury Regulation Section 1.704-2(i)(1)) (“Member Nonrecourse Deductions”) attributable to Member Nonrecourse Debt (as defined below) shall be allocated to the Members bearing the economic risk of loss (within the meaning of Treasury Regulation Section 1.752-2(a)) for such member nonrecourse debt as determined under Treasury Regulation Section 1.704-2(b)(4) (“Member Nonrecourse Debt”). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 3.2(b) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(c) Notwithstanding any other provision hereof to the contrary, if there is a net decrease in partnership minimum gain within the meaning of Treasury Regulation Section 1.704-2(b)(2) and 1.704-2(d) (“Minimum Gain”) for an Allocation Period (or if there was a net decrease in Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 3.2(c)), items of income and gain shall be allocated to each Member in an amount equal to such Member’s share of the net decrease in such Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(g)(2)). This Section 3.2(c) is intended to constitute a minimum gain chargeback under Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(d) Notwithstanding any provision hereof to the contrary except Section 3.2(c) (dealing with Minimum Gain), if there is a net decrease in partnership nonrecourse debt minimum gain within the meaning of Treasury Regulation Section 1.704-2(i)(2) (“Member Nonrecourse Debt Minimum Gain”) for an Allocation Period (or if there was a net decrease in Member Nonrecourse Debt Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 3.2(d)), items of income and gain shall be allocated to each Member in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(i)(4)). This Section 3.2(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

Schedule “E” - Tax Matters: E-8

(e) Notwithstanding any provision hereof to the contrary except Sections 3.2(a) and 3.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit balance in its Adjusted Capital Account) at the end of such Allocation Period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 3.2(e) shall be allocated to the Members who do not have a deficit balance in their Adjusted Capital Accounts in proportion to their relative positive Adjusted Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have a deficit in its Adjusted Capital Account.

(f) Notwithstanding any provision hereof to the contrary except Sections 3.2(c) and 3.2(d), a Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Allocation Period) in an amount and manner sufficient to eliminate any deficit balance in such Member’s Adjusted Capital Account as quickly as possible; provided, however, that an allocation pursuant to this Section 3.2(f) shall be made only if and to the extent that such Member would have a deficit Adjusted Capital Account balance after all other allocations provided for in this Article III have been tentatively made as if this Section 3.2(f) were not in this Agreement. This Section 3.2(f) is intended to constitute a qualified income offset under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g) In the event that any Member has a deficit balance in its Adjusted Capital Account at the end of any Allocation Period, such Member shall be allocated items of Company gross income and gain in the amount of such deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 3.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Article III have been tentatively made as if Section 3.2(f) and this Section 3.2(g) were not in this Schedule “E”.

(h) To the extent an adjustment to the adjusted tax basis of any Company properties pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of such Member’s Units, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) if such Treasury Regulation section applies, or to the Member to whom such distribution was made if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i) Items of income, gain, loss, expense or credit resulting from a covered audit adjustment resulting in an “imputed underpayment” as described in Section 6225(b) of the Code or any analogous provision of state or local law shall be allocated to the Members in accordance with the applicable provisions of Sections 6221 through 6241 of the Code (together with any final or temporary Treasury Regulations, Revenue Rulings, and case law interpreting such sections of the Code and any analogous provision of state, local or non-U.S. law).

Schedule “E” - Tax Matters: E-9

3.3 Income Tax Allocations.

(a) All items of income, gain, loss and deduction for U.S. federal income tax purposes shall be allocated in the same manner as the corresponding item is allocated pursuant to Section 3.1 or 3.2, except as otherwise provided in this Section 3.3 or Section 3.4.

(b) In accordance with the principles of Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Book Values), income, gain, deduction and loss with respect to any Company property having a Book Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members in order to account for any such difference using the “traditional method” under Treasury Regulations Section 1.704-3(b) or such other method or methods as determined by the Board of Directors to be appropriate and in accordance with the applicable Treasury Regulations.

(c) Any (i) recapture of depreciation or any other item of deduction (including, to the extent applicable, recapture of exploration expenses under Section 617(b)(1)(A) of the Code and any disallowance of depletion under Section 617(b)(1)(B) of the Code) shall be allocated, in accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions and (ii) recapture of grants or credits shall be allocated to the Members in accordance with applicable law.

(d) Tax credits of the Company shall be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

(e) Allocations pursuant to this Section 3.3 are solely for purposes of U.S. federal, state and local taxes and, except as otherwise specifically provided, shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

(f) If, as a result of an exercise of a non-compensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulation Section 1.704- 1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

3.4 Depletion Deductions. Excess percentage depletion deductions with respect to depletable property shall be allocated to the Members in accordance with the allocation of gross income from the property (as determined under Section 613(c) of the Code) from which such deductions are derived in accordance with Treasury Regulation Section 1.704-1(b)(4)(iii). The term “excess percentage depletion” shall mean the excess, if any, of deductions for percentage depletion as determined under Section 613 of the Code over the adjusted tax basis of the depletable property.

Schedule “E” - Tax Matters: E-10

ARTICLE IV

CAPITAL ACCOUNTS

4.1 Capital Accounts. A separate Capital Account shall be established and maintained for each Member.

(a) Maintenance of Capital Accounts. Each Member’s Capital Account shall be maintained in accordance with the provisions of Treasury Regulation Section 1.704 1(b)(2)(iv). Each Member’s Capital Account (1) shall be increased by (a) the amount of money contributed by such Member to the Company, (b) the initial Book Value of property contributed by such Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume, or take subject to, under Code Section 752), (c) allocations to such Member of Profits pursuant to Section 3.1 and any other items of income or gain allocated to such Member pursuant to Section 3.2, and (d) any other increases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv); and (2) shall be decreased by (a) the amount of money distributed to such Member by the Company, (b) the Book Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume, or take subject to, under Code Section 752), (c) allocations to such Member of Losses pursuant to Section 3.1 and any other items of loss or deduction allocated to such Member pursuant to Section 3.2, and (d) any other decreases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv).

(b) Transfer of Interest. If any interest in the Company is Transferred, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred interest in accordance with the provisions of Treasury Regulation Section 1.704- 1(b)(2)(iv)(l).

(c) No Obligation to Restore. Except as otherwise required by applicable law, no Member shall have any liability to restore all or any portion of a deficit balance in such Member’s Capital Account.

4.2 Fair Market Values. For purposes of this Schedule “E”, the fair market values of any Assets as of the time of determination shall be determined by the Board of Directors after consulting the Company’s independent certified public accountants or other valuation experts as chosen in the discretion of the Board of Directors.

4.3 Modifications. This Article IV and the other provisions of this Schedule “E” relating to the maintenance of Capital Accounts and allocations of items of Profits and Losses are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with those Treasury Regulations. If the Board of Directors determines that it is prudent to modify the manner in which Capital Accounts, or any debits or credits to Capital Accounts, are computed in order to comply with such Treasury Regulations, then the Board of Directors may make such prudent modifications if the modifications are not likely to have a material effect on the amount distributable to any Member upon liquidation of the Company under Section 9.2 of the Agreement.

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ARTICLE V

IRA TAX CREDITS

5.1 Credit Transfers.

(a) For each taxable year for which a Direct Pay Election has not been determined to be made or is no longer in effect for a particular facility pursuant to Section 5.2(a), but subject to Section 5.2(i), GM shall determine, in its sole discretion, the portion of GM’s Eligible Credit Amount to be transferred in a GM Credit Transfer Transaction, and the portion of GM’s Eligible Credit Amount to be retained and allocated to GM, pursuant to Treasury Regulations Section 1.6418-3(b)(2).

(b) For each taxable year for which a Direct Pay Election has not been determined to be made or is no longer in effect for a particular facility pursuant to Section 5.2(a), but subject to Section 5.2(i), LAC shall determine, in its sole discretion, the portion of LAC’s Eligible Credit Amount to be transferred in a LAC Credit Transfer Transaction and the portion to be retained and allocated to LAC, pursuant to Treasury Regulations Section 1.6418-3(b)(2).

(c) Notwithstanding any provision of this Agreement to the contrary and subject to Section 5.1(i), the Credit Transfer Member, in its sole discretion and at its own expense, shall have the authority to act on behalf of the Company and bind the Company (and cause the Company to bind any Subsidiary), without the need for approval by or any consent from any other Member, or the Board of Directors or Partnership Representative, with respect to all matters related to a Credit Transfer Transaction, including: (i) the decision as to whether to enter into any Credit Transfer Transaction, (ii) the selection of the Credit Transferee or Credit Transferees for any Credit Transfer Transaction; (iii) the determination of the amount of PTCs to transfer for any applicable year, subject to Sections 5.1(a) or (b), as applicable; and (iv) all communications and negotiations regarding a potential Credit Transfer Transaction with any potential Credit Transferee or its affiliates or representatives; (v) all decisions as to whether to enter into any Credit Transfer Preliminary Agreement, provided, that any potential Credit Transferee must agree to be bound by the terms of Section 13.1 of this Agreement (determined as if PTCs were assets of the Credit Transfer Member) prior to receiving any Confidential Information; (vi) the terms and drafting of any letter of intent, memorandum of understanding, term sheet, or other non-binding document transmitted to or entered into with one or more potential Credit Transferees in contemplation of a Credit Transfer Transaction; (vii) the terms of any Credit Transfer Transaction; (viii) the drafting of any Credit Transfer Document; (ix) all decisions as to whether to amend a Credit Transfer Preliminary Agreement or Credit Transfer Document following execution, and the terms and definitive documentation of any such amendment; (x) the obtainment of any tax opinion from the Credit Transfer Member’s counsel in connection with a Credit Transfer Transaction; (xi) [Redacted — seriously prejudicial]; (xii) in the case of GM, the establishment of the GM PTC Proceeds Escrow Account, as set forth in Section 5.3(a); (xiii) in the case of LAC, the establishment of the LAC PTC Proceeds Escrow Account, as set forth in Section 5.3(a); and (xiv) defending against any claims asserted against the Company or any Subsidiary arising from a Credit Transfer Transaction or Credit Transfer Preliminary Agreement.

(d) Notwithstanding any provision of this Agreement to the contrary, the Company (acting through the Partnership Representative, as required) shall take the following actions related to a Credit Transfer Transaction, in accordance with any direction provided by the Credit Transfer Member: (i) making any elections under Section 6418 of the Code, in accordance with the rules set forth in Treasury Regulations Section 1.6418-3(d); (ii) preparing and submitting all filings of any nature made to any Governmental Authority in connection with a Credit Transfer Transaction, in accordance with the rules set forth in Treasury Regulations Sections 1.6418- 3(d)(2), 1.6418-2(b), and 1.6418-4; (iii) keeping all records and documentation related to a Credit Transfer Transaction, including Required Minimum Documentation; (iv) providing all information

Schedule “E” - Tax Matters: E-12

requested by the Credit Transfer Member concerning the ownership of the Company by the other Member and its Affiliates for purposes of establishing whether a Credit Transferee is related to the Company for purposes of Section 6418(a) of the Code and Treasury Regulations Section 1.6418- 1(m), and all other information reasonably requested by the Credit Transfer Member that is relevant to a potential or actual Credit Transfer Transaction; (v) providing Required Minimum Documentation to any Credit Transferee to the extent required by Treasury Regulations Section 1.6418-2(b)(5); (vi) [Redacted — seriously prejudicial]; (vii) ensuring the compliance of the Company and each Subsidiary with the terms and conditions of a Credit Transfer Transaction; and (viii) enforcing compliance with the terms and conditions of a Credit Transfer Transaction by any Credit Transferee or other party to such transaction.

(e) Notwithstanding any provision of this Agreement to the contrary, neither the Company nor the Partnership Representative may take any action relating to the matters described in Section 5.1(c) or Section 5.1(d)(i) on behalf of the Company (and shall not cause any Subsidiary or Affiliate to take any action relating to such matters) without the direction or express approval of the Credit Transfer Member. The Company shall (and shall cause its Subsidiaries) to comply with the terms and obligations of any Credit Transfer Preliminary Agreement or Credit Transfer Document.

(f) Notwithstanding any provision of this Agreement to the contrary and subject to Section 5.1(i), in connection with the matters described in Section 5.1(c) and Section 5.1(d), the Credit Transfer Member shall have the authority to bind the Company (and to cause the Company to bind any Subsidiary) in making contracts and incurring obligations in the name of the Company or any Subsidiary, as applicable, without the need for approval by or any other consent from any other Member, or the Board of Directors or Partnership Representative. The Credit Transfer Member shall reimburse the Company or any Subsidiary, as applicable, for reasonable and documented costs and expenses incurred in connection with the matters described in Section 5.1(c) or Section 5.1(d).

(g) Subject to Section 5.1(i), immediately upon receipt, (i) all Credit Transfer Proceeds from a GM Credit Transfer Transaction shall be deposited into the GM PTC Proceeds Escrow Account and (ii) all Credit Transfer Proceeds from a LAC Credit Transfer Transaction shall be deposited into the LAC PTC Proceeds Escrow Account. All funds in the PTC Proceeds Escrow Accounts shall be distributed in accordance with Section 5.3(b)(i) or treated as an offset to a capital call obligation in accordance with Section 5.3(b)(ii).

(h) Notwithstanding anything to the contrary in this Agreement:

(i) Subject to Section 5.1(i), no Credit Transfer Proceeds may be used by the Company for any purpose other than for distribution to the Members in accordance with Section 5.3(b)(i) or for treatment as an offset to a capital call obligation by a member in accordance with Section 5.3(b)(ii). For the avoidance of doubt, except as provided in Section 5.1(i), no provisions of this Agreement that limit the ability of the Company to distribute certain amounts to one or more Members shall apply to the distribution of Credit Transfer Proceeds.

Schedule “E” - Tax Matters: E-13

(ii) Until the Release Date, if the Company receives any indemnity payments or insurance proceeds (including any tax gross-up) that compensate for the loss of any Credit Transfer Proceeds from a Credit Transfer Transaction and that are not otherwise payable to the Credit Transferee, such indemnity payments or insurance proceeds (including any tax gross-up) shall be deposited into the Revenue Account, and the provisions of Section 5.1(i) shall apply to such amount. Except as provided in the preceding sentence, (A) if the Company receives any indemnity payments or insurance proceeds (including any tax gross-up) that compensate for the loss of any Credit Transfer Proceeds from a GM Credit Transfer Transaction, such indemnity proceeds or insurance proceeds (including any tax gross-up) shall be deposited into the GM PTC Proceeds Escrow Account, and the provisions of this Section 5.1(h) and Section 5.3 shall apply to such amount, and (B) if the Company receives any indemnity payments or insurance proceeds (including any tax gross-up) that compensate for the loss of any Credit Transfer Proceeds from a LAC Credit Transfer Transaction, such indemnity proceeds or insurance proceeds (including any tax gross-up) shall be deposited into the LAC PTC Proceeds Escrow Account, and the provisions of this Section 5.1(h) and Section 5.3 shall apply to such amount.

(iii) All costs incurred by the Company in connection with a Credit Transfer Transaction (including any costs incurred in indemnifying any Credit Transferee), whether related to an “excessive credit transfer” (as defined in Section 6418(g)(2)(C) of the Code) or otherwise, and all related reporting and administration costs (including all costs pursuant to the Company’s obligations under Section 5.1(d)), shall be reimbursed by (A) GM, to the extent such costs were incurred with respect to a GM Credit Transfer Transaction or (B) LAC, to the extent such costs were incurred with respect to an LAC Credit Transfer Transaction, within twenty (20) Business Days of written notice to GM or LAC, as applicable, of the costs incurred by the Company or any Subsidiary and each Credit Transfer Member shall indemnify and hold harmless the Company, any Subsidiary, and the other Member for any losses, liabilities, costs or expenses incurred in connection with such Credit Transfer Member’s Credit Transfer Transaction.

(i) Until the Release Date and subject to and in compliance with the terms of the DOE Loan, all PTCs will be monetized by the Company either pursuant to a Direct Pay Election or a Credit Transfer Transaction, and neither GM nor LAC will be permitted to specify any amount of PTCs to be retained by the Company and allocated to such Member. All amounts received with respect to any such PTC monetization transaction from the Effective Date until the Release Date will promptly be deposited into the Revenue Account. Any transfers from the Revenue Account will be distributed pursuant to Section 9.1(a) of this Agreement. For the avoidance of doubt, until the Release Date, the provisions of Section 5.3 of this Agreement shall not be applicable.

(j) For each taxable year for which a Direct Pay Election has not been determined to be made or is no longer in effect for a particular facility pursuant to Section 5.2(a), GM and LAC will consider jointly marketing the PTCs to maximize Credit Transfer Proceeds on the most favorable terms and conditions. Subject to Section 5.1(i), if GM and LAC cannot reach agreement on a joint marketing approach, GM will be permitted separately transact with respect to GM’s Eligible Credit Amount and LAC will be permitted to separately transact with respect to LAC’s Eligible Credit Amount.

Schedule “E” - Tax Matters: E-14

5.2 Direct Pay.

(a) Notwithstanding anything to the contrary in this Agreement, for each taxable year, with Specified Approval, the Company (acting through the Partnership Representative, if required) shall make or forego making any election under Section 6417 of the Code or the Treasury Regulations promulgated thereunder, including any Direct Pay Election or any Revocation Election as so directed by such Specified Approval. Further, the applicable Members shall provide the written consent and direction pursuant to this Section 5.2(a) by April 30 of each taxable year. The Members acknowledge and agree that any determination to forego making a Direct Pay Election, or the absence of a determination to make a Direct Pay Election by April 30 of a taxable year, constitutes a determination by the Members, subject to Section 5.1(i), to pursue credit transfers or allocations in accordance with Section 5.1 with respect to such taxable year.

(b) Notwithstanding any provision of this Agreement to the contrary but consistent with the direction set forth in Section 5.2(a), the Partnership Representative, at the Company’s expense, shall have the authority to act on behalf of the Company and bind the Company (and cause the Company to bind any Subsidiary), without the need for approval by or consent from any other Member, or the Board of Directors, with respect to all matters related to a Direct Pay Election or a Revocation Election, including: (i) the obtainment of any tax opinion from counsel in connection with such Direct Pay Election or Revocation Election; (ii) [Redacted — seriously prejudicial]; and (iii) defending against any claims asserted against the Company or any Subsidiary arising from such Direct Pay Election or Revocation Election; provided, however, that (y) [Redacted — seriously prejudicial]; and (z) the Company shall not, and shall cause any Subsidiary not to, settle, compromise, discharge, or withdraw any such claim without the prior written consent of any Person whose consent would be required in connection with a Specified Approval (not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding any provision of this Agreement to the contrary, the Company (acting through the Partnership Representative, as required) shall take the following actions related to a Direct Pay Election or a Revocation Election, in accordance with and consistent with the approval or consent of the Members: (i) completing pre-filing registration in accordance with the requirements set forth in Treasury Regulation Section 1.6417-5; (ii) making any elections under Section 6417 of the Code and the Treasury Regulations promulgated thereunder (to the extent otherwise consistent with Section 5.2(a)); (iii) preparing and submitting all filings of any nature made to any Governmental Authority in connection with such Direct Pay Election or Revocation Election (to the extent otherwise consistent with Section 5.2(a)); (iv) keeping all records and documentation related to such Direct Pay Election or Revocation Election; (v) providing all information reasonably requested by GM or LAC that is relevant to a potential or actual Direct Pay Election or Revocation Election; (vi) [Redacted — seriously prejudicial]; and (vii) ensuring the compliance of the Company and each Subsidiary with the terms and conditions of such Direct Pay Election or Revocation Election. The Company shall provide to each Member a copy of any filings made hereunder, including but not limited to the declared documentations such as Direct Pay Election and Revocation Election.

Schedule “E” - Tax Matters: E-15

(d) Notwithstanding any provision of this Agreement to the contrary, neither the Company nor the Partnership Representative may take any action relating to the matters described in Section 5.2(b) or Section 5.2(c) on behalf of the Company (and shall not cause any Subsidiary to take any action relating to such matters) without the direction or express approval of any Person whose consent would be required in connection with a Specified Approval.

(e) Subject to Section 5.1(i), immediately upon receipt of Direct Pay Proceeds, the Direct Pay Distribution Amount shall be deposited into the GM PTC Proceeds Escrow Account and the LAC PTC Proceeds Escrow Account pro rata in accordance with such Member’s interest in the Company, taking into account as appropriate any variations in such Member’s interest in the Company for the year in which the PTCs were generated to which the Direct Pay Proceeds relate. All funds in the PTC Proceeds Escrow Accounts shall be distributed in accordance with Section 5.3(b)(i) or treated as an offset to a capital call obligation in accordance with Section 5.3(b)(ii).

(f) Notwithstanding anything to the contrary in this Agreement:

(i) Subject to Section 5.1(i), no Direct Pay Proceeds may be used by the Company for any purpose other than for distribution to the Members in accordance with Section 5.3(b)(i) or for treatment as an offset to a capital call obligation by a Member in accordance with Section 5.3(b)(ii). For the avoidance of doubt, except as provided in Section 5.1(i), no provisions of this Agreement that limit the ability of the Company to distribute certain amounts to one or Members shall apply to the distribution of Direct Pay Proceeds.

(ii) Until the Release Date, if the Company receives any indemnity payments or insurance proceeds (including any tax gross-up) that compensate for the loss of any Direct Pay Proceeds and that are not otherwise payable to the IRS, such proceeds shall be deposited in the Revenue Account, and the provisions of Section 5.1(i) shall apply to such amount. Except as provided in the preceding sentence, if the Company receives any indemnity payments or insurance proceeds (including any tax gross-up) that compensate for the loss of any Direct Pay Proceeds, such proceeds shall (A) first be deposited into the GM PTC Proceeds Escrow Account or LAC PTC Proceeds Escrow Account, as applicable, in proportion to the relevant Member’s tax liability (including penalties and interest) relating to the event giving rise to such indemnity payments or insurance proceeds (including any tax gross-up), but only to the extent of such tax liability, and (B) thereafter, pro rata in accordance with such Member’s interest in the Company, taking into account as appropriate any variations in such Member’s interest in the Company for the year in which the PTCs were generated to which the Direct Pay Proceeds relate, and the provisions of this Section 5.2(f) and Section 5.3 shall apply to such amounts.

(iii) For the avoidance of doubt, any Direct Pay Election made pursuant to this Section 5.2 with respect to any facility will apply to both GM’s Eligible Credit Amount and LAC’s Eligible Credit Amount arising from such facility and no elections shall be made pursuant to Section 5.1 with respect to either GM’s Eligible Credit Amount and LAC’s Eligible Credit Amount arising from such facility for any periods in which a Direct Pay Election is in effect with respect to that facility.

Schedule “E” - Tax Matters: E-16

5.3 PTC Proceeds Escrow Accounts.

(a) After the Release Date, prior to any subsequent GM Credit Transfer Transaction or any Direct Pay Election, the Company shall establish an escrow account with terms and conditions (including with respect to the release of funds) satisfactory to GM in its sole discretion (the “GM PTC Proceeds Escrow Account”). After the Release Date, prior to any subsequent LAC Credit Transfer Transaction or any Direct Pay Election, the Company shall establish an escrow account with terms and conditions (including with respect to the release of funds) satisfactory to LAC in its sole discretion (the “LAC PTC Proceeds Escrow Account” and, together with the GM PTC Proceeds Escrow Account, the “PTC Proceeds Escrow Accounts”).

(b) Notwithstanding anything to the contrary in this Agreement:

(i) At the direction of GM, the Company shall distribute to GM any portion of the funds then available in the GM PTC Proceeds Escrow Account, retain any portion of such funds, or use such funds in the manner described in Section 5.3(b)(ii). At the direction of LAC, the Company shall distribute to LAC any portion of the funds then available in the LAC PTC Proceeds Escrow Account, retain any portion of such funds, or use such funds in the manner described in Section 5.3(b)(ii).

(ii) At the direction of GM, and in GM’s sole discretion, the Company shall treat any portion of the funds then available in the GM PTC Proceeds Escrow Account as an offset to an obligation for GM to make a Capital Contribution upon a capital call. For purposes of Section 3.2 or Section 3.3 of the Agreement, such amount shall be deemed contributed by GM. At the direction of LAC, and in LAC’s sole discretion, the Company shall treat any portion of the funds then available in the LAC PTC Proceeds Escrow Account as an offset to an obligation for LAC to make a Capital Contribution upon a capital call. For purposes of Section 3.2 or Section 3.3 of the Agreement, such amount shall be deemed contributed by LAC. For the avoidance of doubt, any amount distributed to a Credit Transfer Member pursuant to Section 5.3(b)(i) shall not be eligible to offset a capital call obligation pursuant to this Section 5.3(b)(ii). If a Member desires to distribute the PTCs by any other method, the Members shall discuss in good faith and not unreasonably withhold consent.

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SCHEDULE “F”

[Redacted — seriously prejudicial]

Schedule “F” : F-1

SCHEDULE “G”

[Redacted — seriously prejudicial]

Schedule “G” : G-1

SCHEDULE “H”

COMPLIANCE COVENANTS

1.1	Anti-Bribery and Corruption Compliance

For so long as GM or an Affiliate thereof is a Member, and in connection with the Company carrying out its related responsibilities:

(a)	the Company shall cause its employees, directors, officers, and to the best of its ability, agents, and any Person acting on its behalf to comply, with applicable Anti- Corruption Laws;

(b)	neither the Company, the Subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of the Company, any agents, or any Person acting on its behalf shall:

(i)

give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other Person to use their influence with any Governmental Authority or any government-owned Person to effect or influence any act or decision of such Governmental Authority or government-owned Person;

(ii)

accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(c)

the Company shall (and shall cause its Subsidiaries to) institute and maintain risk- based compliance program with policies, procedures, internal controls, training, monitoring, oversight with appropriate resourcing which is reasonably designed to ensure compliance with all applicable Anti-Corruption Laws following guidance provided by the U.S. Department of Justice including records of payments to third parties (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within thirty (30) days after the date on which the Company adopts an anti-corruption compliance policy, the Company shall provide a copy of such policy to the Members, together with the resolutions of the Board of Directors or other relevant official document evidencing the Company’s adoption of such policy. Upon reasonable request, the Company agrees to provide responsive information to a Member concerning its compliance with Anti-Corruption Laws. The Company shall promptly notify the Members if the Company becomes aware of any material violation of Anti-Corruption Laws.

Schedule “H” – Compliance Covenants: H-1

1.2	Trade and Sanctions Compliance

(a)	For so long as GM or an Affiliate thereof is a Member, and in connection with the Company carrying out its related responsibilities:

(i)

the Company shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf to comply with all applicable Sanctions;

(ii)

the Company shall, as soon as practicable (and in any event no later than January 1, 2024) institute and maintain a risk-based compliance program to ensure compliance with Sanctions by itself, its Subsidiaries, and each of their respective directors, officers, and employees, and any other Person acting on their respective behalf. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. As soon as practicable after the date of this Agreement, and in any event within thirty (30) days after the date on which the Company adopts such policy, the Company shall provide a copy of such policy to the Members, together with the resolutions of the Board of Directors or other relevant official document evidencing the Company’s adoption of such policy. Upon reasonable request, the Company agrees to provide responsive information to the Members concerning its compliance with Sanctions. The Company shall promptly notify the Members if the Company becomes aware of any material violation of Sanctions;

(iii)

the Company shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)

neither the Company, nor any of its Subsidiaries or their respective directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of the Company, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(b)	As of the date of this Agreement:

(i)

neither the Company, nor any of its Subsidiaries, or its or their respective employees, directors or officers conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

Schedule “H” – Compliance Covenants: H-2

(ii)

neither the Company, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of the Company, indirect owner of one percent (1%) or more interest in the Company as of the date of this Agreement, or any direct or, to the knowledge of the Company, indirect owner that may acquire five percent (5%) or more interest in the Company after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of the Company, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(c)

This Section 6.2 shall not be interpreted or applied in relation to the Company to the extent that the representations made under this Section 6.2 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

1.3	Anti-Money Laundering Compliance

For so long as GM or an Affiliate thereof is a Member, and in connection with the Company carrying out its related responsibilities:

(a)	the Company shall cause its employees, directors, officers, and to the best of its ability its agents, and any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(b)

the Company shall as soon as practicable (and in any event no later than January 1, 2025) institute and maintain policies, procedures, and internal controls designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its Subsidiaries’ and each of their respective directors, officers, and employees, and any other Person acting on their respective behalf.

1.4	Restrictions on Transactions with an FEOC.

For so long as GM or an Affiliate thereof is a Member, the Company shall not, and shall cause each of its Subsidiaries to not, and each other Member shall not, and shall cause each of its Affiliates to not, without GM’s prior written consent:

(a)	enter into any agreement in respect of, or otherwise support or recommend, a direct or indirect equity investment in the Company from, or any change of control to, a Sanctioned Person or a FEOC;

(b)

conduct any business transaction or activity with a FEOC to the extent such business transaction or activity would disqualify vehicles incorporating the offtake purchased by GM from the Company from being eligible for tax credits under the Inflation Reduction Act of 2022, as amended;

(c)	enter into any agreement in respect of, or otherwise support or recommend, any of the following transactions with a Sanctioned Person or FEOC:

Schedule “H” – Compliance Covenants: H-3

(i)	a direct or indirect equity investment in an Affiliate of the Company that directly or indirectly owns the assets of the Project, including a joint venture with respect to the Project;

(ii)

the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Project; or

(iii)	the acquisition, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Project.

Schedule “H” – Compliance Covenants: H-4

SCHEDULE “I”

GM PHASE 2 OFFTAKE AGREEMENT

[See attached.]

Schedule “I” – GM Phase 2 Offtake Agreement: I-1

LITHIUM OFFTAKE AGREEMENT (PHASE TWO)

by and between

LITHIUM NEVADA LLC

LITHIUM AMERICAS CORP.

and

GENERAL MOTORS HOLDINGS LLC

December 20, 2024

LITHIUM OFFTAKE AGREEMENT (PHASE TWO)

This Lithium Offtake Agreement (Phase Two) (this “Agreement”) is dated as of December 20, 2024 (the “Execution Date”) and is among General Motors Holdings LLC (“GM”), Lithium Americas Corp. (“LAC Parent”), and Lithium Nevada LLC (“Supplier”). GM, LAC Parent and Supplier are sometimes referred to in this Agreement individually as a “Party” or collectively as the “Parties”.

RECITALS

A. LAC Parent is developing a lithium mine at the Thacker Pass lithium project in Thacker Pass, Nevada, (the “Project”) the initial phase (“Phase One”) of which is expected to, at optimal anticipated production capacity, have an output of approximately [Redacted — commercially sensitive information] and GM, Supplier and LAC Parent have entered into that certain Lithium Offtake Agreement dated February 16, 2023, for the Product produced at Phase One, which was assigned by LAC Parent to Supplier and was amended (as such agreement may be further amended, assigned or supplemented from time to time, the “Phase One Offtake Agreement”).

B. Supplier is developing an expansion phase at the Project which is anticipated to be a second production facility on or around the site of Phase One, such expansion is currently contemplated to have an optimal anticipated production capacity of approximately an additional [Redacted — commercially sensitive information] (“Phase Two”).

C. GM desires to, directly and indirectly through its Designated Purchasers (as defined below), purchase lithium carbonate (“Product”) from Phase Two of the Project (the “Phase Two Product”) from Supplier.

D. The Parties desire to establish and structure a supply relationship such that GM and/or its Designated Purchasers will purchase from Supplier, and Supplier will produce, sell, and deliver to GM and/or its Designated Purchasers, the Product, on the terms and conditions set forth in this Agreement and all exhibits hereto including, but not limited to, the General Terms and Conditions attached hereto as Exhibit A (the “General Terms”).

E. LAC Parent or one of its subsidiaries and GM are joint venture participants in the Supplier pursuant to that certain limited liability company agreement of Lithium Nevada Ventures LLC (the “JV Agreement”).

F. LAC Parent and Supplier are collectively referred to herein as the “LAC

Parties”.

G. The Supplier has obtained debt financing in connection with developing Phase One pursuant to a Loan and Reimbursement Agreement dated October 28, 2024, obtained from the Advanced Technology Vehicles Manufacturing Loan Program administered by the Loan Programs Office of the Department of Energy.

BASED UPON THE FOREGOING RECITALS and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

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TERMS AND CONDITIONS

1.	Term and conditions precedent.

The effective date of this Agreement shall be the Execution Date. The commercial terms of purchase and sale set forth in this Agreement shall become operative as of the Phase Two Effective Date (as defined below), provided that:

1.1	[Redacted — commercially sensitive information]

1.2	[Redacted — commercially sensitive information]

1.3

Phase Two Effective Date. The Phase Two effective date shall commence on the date of the Commencement of Commercial Production (the “Phase Two Effective Date”) and shall continue for twenty (20) years after the Phase Two Effective Date (the “Phase Two Term”); provided, however, that, other than with respect to the Stub Period (as defined below), the Phase Two Term shall be extended by an equivalent amount of time for each calendar year in which the Annual Production Forecast (as defined below) (the “MAPR Extension”) is less than the Minimum Annualized Production Rate. If there is an MAPR Extension, references to the Phase Two Term shall be to the Phase Two Term as extended by the MAPR Extension (if any).

1.4	[reserved].

1.5

Progress Updates. Supplier will provide to GM written notice of the projected Commencement of Commercial Production at least one hundred eighty (180) days prior to the Commencement of Commercial Production, and thereafter will provide monthly progress updates including any revisions to the projected Commencement of Commercial Production. Supplier shall provide GM with written notice of the Commencement of Commercial Production within five (5) Business Days thereof. For purposes of this Agreement, “Business Day” means any day that is not a Saturday, Sunday or other day on which national banks in New York, New York, are authorized or required by law to remain closed.

1.6

Purchase Prior to Commencement of Commercial Production. Provided that (a) the Phase One Offtake Agreement has not terminated and (b) GM’s currently binding Annual Purchase Forecast for Phase One is equal to the then-binding Annual Production Forecast for Phase One (subsections (a) and (b) together are referred to as the “Phase One Volume Requirement”), GM (for itself or through a Designated Purchaser) shall have the right to purchase up to its full Phase Two Share of all Phase Two Product prior to the Commencement of Commercial Production, in accordance with the provisions of this Agreement but based upon such minimum aggregate shipment quantities and such shipment delivery schedules as well as provisions as to chemical specifications as Supplier and GM shall reasonably agree. Commencing two (2) calendar months prior to the first month in which Supplier reasonably expects the Commencement of Commercial Production for Phase Two Product to occur, by no later than the fifth Business Day of such

3

calendar month and each calendar month thereafter prior to the Commencement of Commercial Production, Supplier will provide to GM a production forecast (the “Monthly Production Forecast”) for the second succeeding calendar month (the “Relevant Month”), which identifies, among other things, Supplier’s total forecast production of the aggregate quantity of Product expected to be produced in the Relevant Month and the shipping schedule for the Relevant Month (the “Monthly Shipping Schedule”). Within thirty (30) Business Days after receipt of the Monthly Production Forecast, GM must notify Supplier in the form agreed by the Parties from time to time, as to the amount of the consolidated quantity of the Product all GM Buyers elect to acquire in the Relevant Month and confirm the Monthly Shipping Schedule for the Relevant Month and provide Supplier with the amount of Product to be shipped to each GM Buyer. If GM does not give notice within the timeframe specified above, GM, for and on behalf of itself and all of the GM Buyers, shall be deemed to have declined to purchase the Product during the Relevant Month. If GM and/or its Designated Purchasers decline (or have been deemed to decline) to purchase all or any portion of its Phase Two Share of the Phase Two Product produced prior to the Commencement of Commercial Production, Supplier shall be entitled (but not obligated), in its discretion, to sell such Product to any Person. The ROFO Provisions set forth in Section 3 are not applicable to any sales described in this Section 1.6.

1.7

Evaluation of Lithium Hydroxide. The Parties will evaluate the technical and financial feasibility for Supplier to conduct operations to further process the Product to produce lithium hydroxide. If the Parties agree to the development of a lithium hydroxide production facility, the Parties will amend this Agreement to establish mutually agreed upon terms for the purchase and sale of lithium hydroxide. In the event the Parties are unable to reach agreement on such amended terms to be made to this Agreement, the Parties agree to resolve any differences in accordance with the dispute resolution procedures set forth in Section 18 of the General Terms.

1.8

Operational Details. The Parties will also work together throughout the Phase Two Term, each acting in good faith to agree on, as needed, further operational details regarding, among other things, the purchase process, logistics, sampling, transportation and delivery of the Product; provided, however, that any such additional details shall not supersede the terms of this Agreement unless agreed by the Parties in writing.

2.	Volumes.

2.1	GM Buyers.

(A)

Supplier shall sell the Phase Two Share to GM or any purchaser (for the avoidance of doubt, which may include GM affiliates or tiered suppliers) designated by GM and pre-approved in writing by Supplier (such approved purchasers, the “Designated Purchasers” and, collectively with GM, the “GM Buyers” or each a “GM Buyer”).

4

(B)

Supplier shall not unreasonably refuse or delay approval of a Designated Purchaser designated by GM. For clarity, if Supplier has terminated a Designated Purchaser Agreement (as defined below) as a result of a default of the applicable Designated Purchaser, such Designated Purchaser will no longer be deemed to be a Designated Purchaser that has received the approval of Supplier, and Supplier will provide GM with written notice thereof. If GM determines that a Designated Purchaser shall no longer be a Designated Purchaser pursuant to this Agreement, GM will provide notice of such termination to Designated Purchaser and Supplier.

2.2	[Redacted — seriously prejudicial]

2.3

Annual Production Forecast. If GM exercises its option consistent with the requirements of Section 2.2 above, Supplier will, not later than ninety (90) days prior to the Phase Two Effective Date (with respect to the period of time from the Phase Two Effective Date through December 31 of the year in which the Phase Two Effective Date occurs (the “Stub Period”)); and thereafter by July 31 of each year of the Phase Two Term, provide to GM the estimated total Phase Two Volume multiplied by the Phase Two Share for the following two (2) calendar years (the “Annual Production Forecast”). The first year of each Annual Production Forecast shall represent the binding forecast from Supplier for the subsequent calendar year, which shall be delivered to GM in accordance with the Shipping Schedule (as defined below) set forth in Section 2.5 below. The second year of each Annual Production Forecast is non-binding. Reference is made to Exhibit G for a summary of the provisions of Sections 2.3 through 2.7 (although such Exhibit G does not modify such Sections but is merely intended to be a shorthand summary for ease of reference purposes).

2.4

Annual Purchase Forecast. GM will, not later than: (i) forty-five (45) days after receipt of the Annual Production Forecast (with respect to the Stub Period); or (ii) August 31 of each year of the Phase Two Term, notify Supplier of the quantity of Product which GM Buyers will purchase in each quarter of the Stub Period or the subsequent two (2) calendar years, as applicable (the “Annual Purchase Forecast”). The first year of each Annual Purchase Forecast shall constitute a firm obligation of GM to (directly or in combination with the Designated Purchasers) purchase that quantity of Product during the applicable calendar year (the “Annual Quantity”). The second year of each Annual Production Forecast shall not constitute a firm obligation of GM to purchase that quantity of Product.

2.5

Seller Quarterly Production Forecast. Supplier will, no later than the fifth Business Day of each calendar quarter (each, a “Quarter”), provide to GM a rolling twelve (12)-month production forecast (the “Seller Quarterly Production Forecast”) that is consistent with the Annual Production Forecast and identifies, among other things: (A) Supplier’s total forecast production of the aggregate quantity of Product expected to be produced for the next four (4) Quarters multiplied by the Phase Two Share; and (B) the shipping schedule for the next Quarter. The shipping schedule will identify each relevant GM Buyer based on the prior Quarter’s Buyer Quarterly

5

Purchase Forecast provided by GM under Section 2.6 (“Shipping Schedule”). In no event shall the Shipping Schedule for the first Quarter provide for a shortfall of more than [Redacted — commercially sensitive information]% from the quantity set forth in any Seller Quarterly Production Forecast and a shortfall of more than [Redacted — commercially sensitive information]% from the quantity in Quarters two, three and four of the Seller Quarterly Production Forecast (each, the “Permitted Variance”). Reference is made to Exhibit E for an example of a Seller Quarterly Production Forecast. Any shortfall in a Shipping Schedule shall not reduce the binding annual quantity of Product set forth in an Annual Production Forecast and Annual Purchase Forecast, and any such shortfall in one Quarter shall be made up by Supplier in a subsequent Quarter.

2.6

Buyer Quarterly Purchase Forecast. GM must, within twenty (20) Business Days after receipt of the Seller Quarterly Production Forecast: (A) notify Supplier in the form agreed by the Parties from time to time, as to the amount of the consolidated quantity of the Product all GM Buyers elect to acquire in each Quarter identified in the Seller Quarterly Production Forecast (the “Buyer Quarterly Purchase Forecast”); and (B) confirm (or, in accordance with Section 2.7, request changes to) the Shipping Schedule for the next Quarter and provide Supplier with the amount of Product to be shipped to each GM Buyer. Reference is made to Exhibit E for an example of a Buyer Quarterly Purchase Forecast. If GM does not give notice within the timeframe specified above, GM, for and on behalf of itself and all of the GM Buyers, is deemed to have elected to exercise its option to purchase the same proportion of its Phase Two Share of the available Product that was exercised by all GM Buyers in the prior Quarter and to accept the Shipping Schedule for the next Quarter.

2.7

Modifications to Quantity of Product. Supplier will have five (5) Business Days following receipt of each Buyer Quarterly Purchase Forecast in which to notify Buyer that Supplier confirms, or proposes modifications to, the quantity of Product set out for the first Quarter in each Buyer Quarterly Purchase Forecast based upon operational timelines at the Production Facility. Any modifications proposed by Supplier shall be set out in such notice. If Supplier so confirms, or does not give any such notice within such five (5) Business Day period, the quantity of Product set out for the first Quarter in such Buyer Quarterly Purchase Forecast will constitute the firm order quantity of Product to be shipped during that Quarter (the quantities for the other four (4) Quarters being estimates only) (the “Quarterly Delivery Quantity”). If Supplier has notified GM within the above five (5) Business Day period of proposed modifications to the Quarterly Delivery Quantity, the Parties shall promptly discuss and resolve any such proposed quantity modifications.

2.8

Unallocated Phase Two Product. Supplier agrees that all Product produced from the Supplier’s Phase Two Production Facility at the Project during the Phase Two Term shall be allocated and sold pursuant to this Agreement. If GM declines (or is not eligible to exercise due to a failure to purchase the Phase One Volume Requirement) its option to purchase any of the Phase Two Share of the Phase Two

6

Product in accordance with this Agreement (or is deemed to have done so), Supplier shall have the full and unrestricted right to sell all or part of such Phase Two Share of the Phase Two Product to other purchaser(s) on any terms that Supplier is able to negotiate. For the avoidance of doubt, GM declining to purchase its Phase Two Share of any specific Phase Two Product shall have no impact on GM’s option to purchase its subsequent Phase Two Share of available Phase Two Product, and Supplier shall not have the full and unrestricted right to sell the Phase Two Share of any Phase Two Product to other purchaser(s) until GM declines its option to purchase its Phase Two Share of such specific Phase Two Product. The ROFO Provisions set forth in Section 3 are not applicable to any sales described in this Section 2.8.

2.9	Purchase Orders. With respect to all purchases of Product by GM Buyers pursuant to this Agreement:

(A)

The GM Buyer will issue to Supplier, and Supplier will accept, one or more blanket purchase orders for purchase of the Product pursuant to which Supplier will produce and deliver Product in accordance with the firm portion of the Annual Purchase Forecast and the Seller Quarterly Production Forecast and releases to be communicated to Supplier setting forth the quantities of Product to be delivered and the delivery dates in accordance with the Shipping Schedule and subject to the Permitted Variance in Quarterly Shipping Schedules set forth in Section 2.5 (all such purchase orders, together with any related releases or agreements, each a “Purchase Contract”). Such Purchase Contract will be made pursuant to the terms and conditions of this Agreement including the General Terms and shall not modify the terms of this Agreement.

(B)

Payment terms for each release of Product under a Purchase Contract shall be net [Redacted — commercially sensitive information] days following the GM Buyer’s receipt of the Product at the GM Buyer’s facility but not later than [Redacted — commercially sensitive information] days after first loading of the Product at the Project or the Alternate Location (as defined in the General Terms).

2.10	Designated Purchasers.

(A)	For the avoidance of doubt, the volumes of Product in this Agreement are in the aggregate and apply to all purchases made under this Agreement, whether by GM or any other Designated Purchaser.

(B)

A GM Buyer that is identified in the Buyer Quarterly Purchase Forecast will be responsible for issuing Purchase Orders, making payment and receiving Product, all subject to the terms of this Agreement with respect to GM or the Designated Purchaser Agreement with respect to any Designated Purchaser. GM will provide any Designated Purchaser written notice of the price to be paid by Designated Purchaser to Supplier for the Product pursuant to this Agreement, with a copy of such notice to be provided by GM to Supplier.

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(C)

Following the notification by GM to Supplier of any Designated Purchaser: (i) sales to such Designated Purchaser will be subject to the Designated Purchaser entering into a direct agreement with Supplier substantially in the form attached to this Agreement as Exhibit B (the “Designated Purchaser Agreement”), which such Designated Purchaser Agreement may be modified prior to its execution by mutual agreement by Supplier and GM.

(D)

Any Purchase Contract or order placed by a Designated Purchaser shall create an independent contractor relationship between Supplier and such Designated Purchaser, and GM shall not guaranty any obligations of any Designated Purchaser and Supplier’s sole remedy for any breach of a Designated Purchaser Agreement by a Designated Purchaser shall be to enforce Supplier’s rights against a Designated Purchaser pursuant to such Designated Purchaser Agreement and under applicable law.

(E)

In the event that Supplier assigns its rights under this Agreement as contemplated by Section 16.7, Supplier will provide notice of such assignment within five (5) Business Days to all Designated Purchasers with whom Supplier has executed a Designated Purchaser Agreement, and shall contemporaneously provide a written copy of such notice to GM.

2.11	[Redacted — seriously prejudicial]

3.	Right of First Offer for Phase Two Product.

3.1	[Redacted — seriously prejudicial]

3.2	[Redacted — seriously prejudicial]

3.3	[Redacted — seriously prejudicial]

3.4	[Redacted — seriously prejudicial]

3.5	[Redacted — seriously prejudicial]

3.6	[Redacted — seriously prejudicial]

3.7	[Redacted — seriously prejudicial]

3.8	[Redacted — seriously prejudicial]

3.9	[Redacted — seriously prejudicial]

3.10	[Redacted — seriously prejudicial]

8

3.11	[Redacted — seriously prejudicial]

3.12	[Redacted — seriously prejudicial]

3.13	[Redacted — seriously prejudicial]

4.	Pricing.

4.1	[Redacted — seriously prejudicial]

4.2	[Redacted — seriously prejudicial]

4.3	[Redacted — seriously prejudicial]

4.4

Renegotiate Pricing. GM and Supplier shall meet periodically in good faith to discuss and potentially renegotiate the pricing structure set forth in this Section 4 (upward or downward) based on Supplier’s actual operating results and reasonable transparency, with consideration to global inflation, operational and investment efficiencies, and other relevant factors over time.

5.

Delivery Location, Title, and Incoterms. Product shall be delivered in accordance with Section 2 of the General Terms. If and only if GM and Supplier agree to an Alternate Location (as defined in the General Terms), GM will provide written notice of such Alternate Location to any Designated Purchaser and will provide a copy of such written notice to Supplier.

6.	Product Specification.

6.1

Chemical Specifications. The initial specification, packaging, and concentration requirements for the Product are set forth in Exhibit C (collectively, the “Specifications”). Final chemical specifications, including inert chemical specifications, will be provided by the GM Buyer no later than twelve (12) months before the Commencement of Commercial Production. Supplier will provide a Certificate of Analysis (“COA”) with all deliveries of Product to GM Buyers. The required contents of the COA will be defined in the Specifications, including the results of any required chemical, physical or other performance testing.

6.2

Changes to Specifications. Following the final investment decision with respect to Phase Two, GM and Supplier shall discuss on an annual basis any proposed changes to the Specifications for the following year, in all cases upon at least twelve (12) months’ prior written notice. Any changes to the Specifications and timing of implementation of such changes shall be as agreed in writing by the Parties. Any additional processing costs arising from changes to the Specifications requested by GM shall be paid by GM or the Designated Purchaser.

9

7.	Confidentiality.

7.1

Non-Agreement Information. GM does not expect to receive any confidential technical or related information (the “Non-Agreement Information”) from Supplier or LAC Parent, and GM will not be subject to confidentiality or nondisclosure obligations with respect to any such Non-Agreement Information (including Section 15 of the General Terms) unless Supplier and LAC Parent on the first hand and GM on the second hand have agreed to confidentiality and nondisclosure obligations in a writing signed by their respective authorized representatives that expressly applies to such Non-Agreement Information (a “Standalone CA”). Supplier and LAC Parent agree not to assert any claim (other than for breach of a Standalone CA) with respect to any Non-Agreement Information that Supplier or LAC Parent has disclosed or may hereafter disclose to GM, the Designated Purchasers, or their respective affiliates and subsidiaries.

7.2

GM Information. Supplier and LAC Parent shall not, and shall ensure that their respective affiliates shall not, publicly disclose any information regarding GM or any of its affiliates, GM’s purchase of its Phase Two Share of the Phase Two Product under this Agreement, or the Designated Purchasers under the Designated Purchaser Agreements (collectively, “GM Information”) without the prior written consent of GM, provided, that no consent of GM shall be required for Supplier or LAC Parent to disclose GM Information if such disclosure is required: (i) by applicable securities laws, including, for greater certainty, the rules of any stock exchange upon which securities of Supplier or LAC Parent or any of their respective affiliates are traded; or (ii) to the extent necessary to enforce this Agreement including without limitation for the purposes of dispute resolution as set forth in Section 18 of the General Terms; provided that Supplier or LAC Parent, as the case may be shall (x) to the extent feasible in accordance with the requirements of applicable law, give prior written notice to GM and an opportunity for GM to review and comment on the requisite disclosure before it is made, including an opportunity for GM to prevent such disclosure and (y) use commercially reasonable efforts to incorporate GM’s comments or limit such disclosure, by seeking confidential treatment or otherwise. Any disclosures made by Supplier or LAC Parent pursuant to Section 15 of the General Terms shall comply with the terms of this Section 7.2. This Section 7.2 shall survive for a period of two years following the expiration or termination of this Agreement.

7.3

Notice to Designated Purchaser. Any notice required to be provided by Supplier to a Designated Purchaser pursuant to Section 15 of the General Terms (as will be incorporated into the General Terms attached to any Designated Purchaser Agreement) will contemporaneously be provided by Supplier to GM, and GM shall have all of the same rights as the Designated Purchaser with respect to the disclosure of such confidential information.

10

8.	Sampling and Testing; Material Origin; Special Warnings and Instructions.

8.1

Responsible and Ethical. Supplier represents and warrants that the lithium material mined and supplied to GM will be sourced in a responsible and ethical manner. Supplier will undergo a third party Environmental Social, and Governance (“ESG”) independent assessment at Supplier’s mining facility pursuant to one of the following two approved responsible sourcing frameworks: (i) the Responsible Minerals Initiative: The Responsible Minerals Assurance Process (“RMAP”); or (ii) the Initiative for Responsible Mining Assurance (“IRMA”) Standard for Responsible Mining. In the event that (a) the RMAP or IRMA assessments are no longer available, or (b) in the reasonable opinion of either GM or Supplier (i) the RMAP or IRMA assessment ceases to be a credible independent assessor of responsible sourcing framework, or (ii) another independent, credible assessor becomes available, GM and Supplier will discuss in good faith and may agree in writing to an alternative third party ESG assessment/protocol of Supplier.

8.2

RMAP Assessment. If Supplier selects the RMAP assessment for their mining facility/operations, Supplier will schedule the assessment within six (6) months from the Phase Two Effective Date and begin that assessment within one (1) year from the Phase Two Effective Date. Supplier shall be fully conformant or carry an active status to this framework throughout the Phase Two Term starting one (1) year after the Phase Two Effective Date. In each RMAP assessment, Supplier shall incorporate the Responsible Minerals Initiative Environmental, Social and Governance add-on assessment. The results of this ESG assessment will be shared with GM, and GM and Supplier will mutually agree upon any necessary corrective action plan (including timing) to address gaps identified during such assessment.

8.3

IRMA Engagement. If Supplier selects the IRMA Standard for Responsible Mining for its mining facility/operations, the IRMA engagement must include a completed IRMA approved independent third-party audit at Supplier’s mine site. This audit shall be completed by eighteen (18) months from the Phase Two Effective Date. Following this independent third-party audit, Supplier shall share with GM the results (audit report) of their IRMA audit. GM and Supplier shall mutually agree upon a timeline for resolving (i.e., corrective action plan) any critical requirements that were not fully met during the audit to ensure continuous ESG improvement at the mine site during the Phase Two Term.

8.4

Feedstock Supplemented. If, during the Phase Two Term, the mine source (feedstock) changes from the initial mine site, or if the initial mine source (feedstock) is supplemented with another mine site, Supplier shall notify GM immediately and shall work with GM to ensure that the responsible sourcing standards set forth in this Section 8 are incorporated at all additional mine site(s).

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9.	Audit.

9.1

Responsible and Ethical. Supplier represents and warrants that the Product will be processed in a responsible and ethical manner throughout the term of this Agreement. Supplier agrees that its mineral processing facility will be conformant and actively engaged to one of the following two approved independent third party responsible sourcing (i.e., ESG) frameworks (i.e., Standards): (i) the RMAP by the Responsible Minerals Initiative (“RMI”); or (ii) the IRMA Mineral Processing Standard by the Initiative for Responsible Mining Assurance. In the event that (a) the RMAP or IRMA assessments are no longer available, or (b) in the reasonable opinion of either GM or Supplier (i) the RMAP or IRMA assessment ceases to be a credible independent assessor of responsible sourcing framework, or (ii) another independent, credible assessor becomes available, GM and Supplier will discuss in good faith and may agree in writing to an alternative third party ESG assessment/protocol of Supplier.

9.2

Responsible Sourcing. If Supplier elects to satisfy its commitment to responsible sourcing at its mineral processing facility through the RMI framework, Supplier agrees to meet the obligations set forth by the RMI to be conformant or active to the RMAP. Thus, on an annual basis, Supplier agrees to procure an independent third-party responsible sourcing assessment (i.e., audit) at Supplier’s mineral processing (i.e., smelting/refining) facility, that will demonstrate to GM that Supplier’s management systems and sourcing practices are in conformance with the RMAP standards. The approved responsible sourcing assessment is conducted by the RMI. Through successful completion (conformant or active status) of this assessment, the Supplier will demonstrate alignment to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas and the commitments adopted by the RMI in the RMI’s Global Responsible Sourcing Due Diligence Standard for Mineral Supply Chains All Minerals, and be assessed by an independent, RMI-approved third-party auditor. Supplier agrees that its processing facility shall be fully conformant or carry an active status to this framework throughout the term of this Agreement starting one (1) year after the Execution Date.

9.3

RMI ESG Add On Assessment. In each RMAP assessment, Supplier also agrees to incorporate at its mineral processing facility the RMI ESG add-on assessment. The results of this ESG assessment will be shared with GM, and GM and Supplier will mutually agree upon any necessary corrective action plan (including timing) to address gaps identified during such assessment.

9.4

Engagement with IRMA. If Supplier chooses to satisfy its commitment to responsible sourcing at its mineral processing facility through active engagement with the IRMA Mineral Processing Standard, such commitment shall require completion of IRMA’s Mineral Processing Standard by an independent third-party auditor (i.e., not a self-assessment) at Supplier’s mineral ore processing facility. This audit shall be completed by eighteen (18) months after the Phase Two Effective Date. Following this third-party audit, Supplier shall share with GM the results (audit report) of the IRMA audit. GM and Supplier shall mutually agree upon a timeline for resolving (i.e., corrective action plan) any critical requirements that were not fully met during the audit to ensure continuous ESG improvement at the mineral processing facility over the term of this Agreement.

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9.5

Artisanal or Small Scale Mining. Supplier will: (a) promptly notify GM if Supplier becomes aware of any instance of artisanal or small-scale mining lithium or lithium-containing product entering Supplier’s operations or supply chain related to this Agreement; (b) promptly notify GM if Supplier becomes aware of any instance of a subcontractor of Supplier providing any materials or services related to this Agreement failing to comply with any material provision of Supplier’s standards; (c) promptly notify GM of the occurrence of any event where Supplier’s compliance officer is notified of any event that is likely to negatively affect people, environment or company reputation relating to this Agreement together with an explanation of Supplier’s prevention and mitigation plan for same; and (d) promptly notify GM of any NGO or media requests relating to Supplier’s supply of Product to GM, and will fully cooperate with GM in preparing a response thereto.

9.6

Media Requests. If GM notifies Supplier of any NGO or media requests relating to Supplier’s supply of Product to GM, Supplier will fully cooperate with providing to GM such information as GM reasonably requests for GM’s use in preparing a response thereto. The Parties will mutually agree on any information provided by Supplier in accordance with this provision prior to disclosure of such information.

10.	Inflation Reduction Act Considerations.

10.1

Lithium Processing Location. Supplier acknowledges that the Product will be used to manufacture or assemble Lithium-Ion Batteries that will ultimately be incorporated by GM into vehicles that may be eligible for a “Clean Vehicle Credit” under Section 30D of the Internal Revenue Code of 1986, as amended (the “Code”). The lithium is processed into carbonate in Thacker Pass, Nevada. Supplier will not change the lithium processing location without first obtaining GM’s advance written consent which shall not be unreasonably delayed or withheld. The Parties agree that GM may reasonably consider such alternate location’s impact on the GM vehicles into which the Product is incorporated qualifying for the Clean Vehicle Credit. For clarity, written consent to relocate the lithium carbonate processing must be obtained directly from GM notwithstanding any agreement(s) pursuant to which a Designated Purchaser actually purchases the Product. Supplier covenants and agrees that the Product will not be extracted, processed or recycled by a foreign entity of concern, as described in Section 30D of the Code. Supplier agrees to provide GM with information and detail as is reasonably requested by GM to support GM’s calculations and certifications in order for GM to maximize the Clean Vehicle Credits under Section 30D of the Code. Supplier further agrees to exercise reasonable effort in good faith to enable GM to maximize the Clean Vehicle Credits under Section 30D of the Code.

10.2	Lithium Extraction Attestations.

Supplier covenants and agrees that no portion of the lithium will be extracted, processed or recycled by a foreign entity of concern, as such term is defined in Section 30D of the Code. Supplier will provide attestations, signed by an officer of Supplier, that such lithium was not extracted, processed or recycled by a foreign entity of concern under Section 30D of the Code. Such attestation shall be in form and substance acceptable to GM and consistent to satisfy GM’s obligations under Section 30D of the Code, including any regulations, notices or guidance thereunder.

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11.	Access to Information, ESG Committee and Annual Review.

11.1	Access to Information.

GM will have access and information rights to Supplier’s Phase Two Production Facility and mine location and Supplier will permit GM and the Designated Purchasers a minimum of four (4) aggregated and a maximum of eight (8) aggregated site visits to the Phase Two Production Facility (only) per year. GM will comply with all health and safety regulations of Supplier. Such site visits will be at the sole risk, cost and expense of GM. GM shall give Supplier a minimum of 72 hours prior written notice in advance of each site visit. Each such site visit shall not interfere with the operations of Supplier. To the extent Supplier changes or adds a new lithium processing location in accordance with Section 10.1 of this Agreement, GM’s rights pursuant to this Section 11.1 shall also apply to such additional locations. These access and information rights shall include access to Supplier’s premises and books and records for the purpose of auditing Supplier’s compliance with the terms of this Agreement and any Designated Purchaser Agreement (including, without limitation, charges under this Agreement and any Designated Purchaser Agreement) or inspecting or conducting an inventory of finished Products, work-in-process, raw materials, and all work or other items to be provided pursuant to this Agreement located at Supplier’s premises. Supplier will cooperate with GM and the Designated Purchasers so as to facilitate such audit, including, without limitation, by segregating and promptly producing such records as GM and any Designated Purchaser may reasonably request, and otherwise making records and other materials accessible to GM and any Designated Purchaser. Supplier will preserve all records pertinent to this Agreement and any Designated Purchaser Agreement, and Supplier’s performance under this Agreement and any Designated Purchaser Agreement, for a period of not less than one year after any GM Buyer’s final payment to Supplier under this Agreement and any Designated Purchaser Agreement. Any such audit or inspection conducted by GM and any Designated Purchaser or their representatives will not constitute acceptance of any Products (whether in progress or finished), relieve Supplier of any liability under this Agreement or any Designated Purchaser Agreement or prejudice any rights or remedies available to GM.

11.2	ESG Committee.

GM and Supplier will establish an ESG committee (the “ESG Committee”) to collaborate on key initiatives such as responsible sourcing. The ESG Committee will meet at least once per Quarter, unless otherwise mutually agreed by the Parties.

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11.3	Annual Review Meetings.

The Supplier and GM shall meet at least once per calendar year during the Phase Two Term as reasonably appropriate on a date and location mutually agreeable to the Supplier and GM (each a “Review Meeting”). At each Review Meeting the Supplier and GM shall seek to address and discuss any outstanding issues under this Agreement, including without limitation, the reconciliation of purchase orders with respect to the then current Annual Quantity.

12.	Compliance Obligations.

[Redacted — seriously prejudicial]

13.	Order of Precedence.

To the extent of any inconsistency between this Agreement, the Designated Purchaser Agreements, and the General Terms, such agreements will have the following order of precedence: (i) first, this Agreement, (ii) second, the General Terms, and (iii) third, the Designated Purchaser Agreements.

14.	Termination.

14.1

Termination for Cause. The occurrence of any one or more of the following events will be an “Event of Default” upon the defaulting Party’s receipt of written notice of the occurrence of such event from another Party and the expiration of any applicable cure period provided below.

(A)	Events of Default as set forth in Section 17 of the General Terms.

(B)

Supplier fails to comply with any of its obligations set forth in Section 8 or Section 9 of this Agreement and such failure continues for at least thirty (30) Business Days and, if Supplier is diligently pursuing such a cure at the expiration of such thirty (30) Business Day period, Supplier shall be granted an additional thirty (30) Business Day period to effect such cure.

(C)

Upon the occurrence of a Change of Control of any LAC Party to a Restricted Person which occurs without the consent of GM. To the extent that the foregoing occurs without the prior written consent of GM, GM shall have thirty (30) Business Days from the date GM becomes aware of the foregoing to provide the LAC Parties with notice of termination pursuant to this Section 14.1(C).

Upon the occurrence of an Event of Default by a Party, the non-defaulting Party (i.e. the Parties for the purposes of this Section, being the LAC Parties on the first hand and GM on the second hand) may elect to terminate this Agreement, for cause, in whole or in part, by notice of termination to the defaulting Party.

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14.2	[Reserved].

15.	Default By Designated Purchaser.

Any Event of Default by a Designated Purchaser pursuant to the terms of a Designated Purchaser Agreement shall not constitute a default by GM under this Agreement, and shall not constitute grounds for Supplier to terminate this Agreement.

16.	General Terms.

16.1	Interpretation. All references to dates or time of day are references to the date or time of day in New York, New York. “Dollars” and “$” means United States Dollars.

16.2

Notices. All notices, requests, and other communications that are required or may be given under this Agreement must be in writing by electronic transmission and will be deemed received as of the date following the day the electronic transmission is dispatched. Any addresses set forth in this Section may be changed, from time to time, by notice given in the manner provided in this Section.

If given to GM:

General Motors Holdings LLC

Cole Engineering Center

29755 Louis Chevrolet Road

Warren, MI 48093

Attention: Jeffrey Morrison

Email: [Redacted — personal information]

and

General Motors Holdings LLC

Cole Engineering Center

29755 Louis Chevrolet Road

Warren, MI 48093

Attention: Aaron Silver

Email: [Redacted — personal information]

If given to LAC Parent:	Lithium Americas Corp. Suite 300, 900 W Hastings Street Vancouver, BC V6C 1E5 Attention: Jonathan Evans, President and CEO Email: [Redacted — personal information]

If given to Supplier:	Lithium Nevada LLC 5310 Kietzke Lane, Suite 200 Reno, Nevada 89511 Attention: General Counsel Email: [Redacted — personal information]

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16.3

Entire Agreement. This Agreement and any schedules, exhibits, or other documents executed in connection with this Agreement, together with any agreements expressly incorporated into this Agreement and all recitals in this Agreement (which recitals are incorporated as covenants of the Parties), constitute the entire understanding of the Parties in connection with the subject matter of this Agreement and supersedes all prior proposals, negotiations, representations, understandings, commitments, and agreements, whether oral or written, with regard to the subject matter and provisions of this Agreement.

16.4	Modification. This Agreement may not be modified, altered, or amended except by an agreement in writing signed by all Parties.

16.5

Authority. Each of the representatives executing this Agreement on behalf of the Parties represents and warrants that he or she possesses the corporate power and authority to execute this Agreement on behalf of the respective Parties and that this Agreement has been duly authorized by the Parties. Each of the Parties represents and warrants that the execution and delivery by that Party of this Agreement, or compliance or performance by that Party with any of the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any provision of the certificate of incorporation and by-laws or comparable organizational documents of that Party, any material contract of that Party, any judicial order applicable to that Party, or any applicable law, in each case, in existence as of the Execution Date.

16.6

No Contra Proferentem. The Parties are competent and experienced in business, and have negotiated and reviewed this Agreement with their counsel. Any ambiguous language in this Agreement should therefore not be construed against any Party as the drafter of that language.

16.7	Permitted Transfers/ Successors and Assigns.

(A)	The following definitions are used for the purposes of this Section 16.7 and as applicable, throughout the other provisions of this Agreement.

(1)

“affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person. Under this Agreement LAC Parent and Supplier are not affiliates.

(2)

“Change of Control” means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than [Redacted — commercially sensitive information]% of the total voting power of the outstanding voting stock of either Supplier or LAC Parent, or (B) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of either Supplier or LAC Parent.

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(3)

“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Code or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy.

(4)	“GM Competitor” means any OEM or any affiliate of any OEM.

(5)	“GM Competitor Nominee” means a third party that is acting for the benefit of a GM Competitor in connection with a Project Sale transaction.

(6)

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange.

(7)	“Non Permitted Party” means a non-Party that is not a Permitted Party.

(8)

“OEM” means (i) an original equipment manufacturer of vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers), or any Person that controls or owns substantially all of the equity interests in an original equipment manufacturer of, vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers) including, without limitation, any affiliate, subsidiary, or entity similar to or in competition with an entity that has a trademark, service mark, or brand owned or operated by [Redacted — commercially sensitive information]; or (ii) a distributor, seller, contract manufacturer, or other entity that manufactures, has manufactured, or otherwise purchases vehicles that are used to provide (whether directly or through independent contractors) services to, or deliver goods for, third parties including, without limitation, such services that qualify or otherwise constitute transportation as a service, mobility as a service, shared autonomous vehicles, logistics, transportation, or other types of services.

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(9)

“Permitted Party” means any non-Party that is not: (i) a GM Competitor; (ii) to the knowledge of the Supplier, at the applicable time the Project Sale is entered into by the Supplier, a GM Competitor Nominee; (iii) a Sanctioned Person, or (iv) an FEOC.

(10)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity.

(11)	“Restricted Person” means a non-Party that is (i) a Sanctioned Person; or (ii) an FEOC.

(12)

“Sanctioned Person” means a Person (a) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (b) a Person domiciled, organized, or resident in a Sanctioned Territory; or (c) an entity owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof.

(13)

“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

(14)

“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the Parties to this Agreement.

(15)

“Subject North American Business” means all of the businesses carried on by the Supplier and its affiliates (excluding LAC Parent) in North America with respect to the exploration and development of the Project and includes all the assets pertaining to the foregoing or otherwise held by any of them immediately prior to the Execution Date.

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(B)

Certain of the permitted transfers, assignments and other transactions pertaining to the Supplier, and the Project (which may result in a corresponding assignment of this Agreement by the Supplier) and the restrictions on other transfers, assignments and other transactions pertaining to the Supplier and the Project (which may result in a corresponding assignment of this Agreement by the Supplier) are set out in this Section 16.7 (in addition to those contemplated in Section 14). However, for clarity if a transfer or assignment is not expressed as being specifically prohibited pursuant to the terms of this Agreement, then it is not prohibited hereunder.

(C)

GM shall not have the right to sell, assign or transfer, directly or indirectly, in whole or in part, its rights and obligations under this Agreement, other than to a Designated Purchaser as provided herein.

(D)

Save and except as expressly permitted by the provisions of Section 14.1, Supplier shall not have the right to sell, assign or transfer, directly or indirectly, in whole or in part, its rights and obligations under this Agreement.

(E)

This Agreement and all of the Parties’ obligations are binding upon their respective successors and permitted assigns, and, together with the rights and remedies of the Parties under this Agreement, inure to the benefit of the Parties and their respective successors and permitted assigns.

(F)

Change of Control of Supplier. Neither Supplier nor LAC Parent shall, without the prior written consent of GM, solicit offers for, participate in discussions or negotiations relating to, furnish any documentation or other information relating to, or enter into a Change of Control of Supplier or LAC Parent to a Non Permitted Party.

(G)

Injunctive Relief. Supplier and LAC Parent acknowledge and agree that money damages will not be a sufficient remedy for any actual or threatened breach of this Section 16.7 by Supplier or LAC Parent and that, in addition to all other rights and remedies that GM may have, GM will be entitled to specific performance and temporary, preliminary and permanent injunctive relief in connection with any action to enforce this Section 16.7, without any requirement of a bond or other security to be provided by GM.

16.8

No Third-Party Beneficiaries. Except as otherwise provided herein, the Parties agree that this Agreement is intended to benefit solely the Parties to this Agreement and is not intended for the benefit of any third parties.

16.9

No Waiver. The failure of a Party at any time to require performance by another Party of any provision of this Agreement will in no way affect the right to require such performance at any time thereafter, nor will the waiver of a Party of a breach of any provision of this Agreement constitute a waiver of any succeeding breach of the same or any other provision.

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16.10	Cumulative Remedies. The rights and remedies specified in this Agreement are cumulative and not exclusive of any rights or remedies that a Party would otherwise have.

16.11	Survival. Any Sections that expressly or by their nature survive expiration or termination shall survive the expiration or termination of this Agreement.

16.12

Severability. If any term of this Agreement is invalid or unenforceable under applicable law or regulation, such term will be deemed reformed or deleted, as the case may be, but only to the extent necessary to comply with such applicable law or regulation, and the remaining provisions of this Agreement will remain in full force and effect.

16.13

No Agency. Supplier on the one hand and GM on the other hand are independent contracting parties and nothing in this Agreement will make either such Party the agent or legal representative of the other for any purpose whatsoever, nor does it grant either such Party any authority to assume or to create any obligation on behalf of or in the name of the other.

16.14

Cooperation. Each of the Parties agrees to reasonably cooperate with the other Parties and to take all additional actions that may be reasonably necessary to give full force and effect to this Agreement.

16.15

Counterparts. This Agreement may be executed in any number of duplicate originals or counterparts, and each duplicate original or counterpart will be deemed an original and taken together will be one and the same instrument. The Parties agree that their respective signatures may be electronically delivered, and that such electronic transmissions will be treated as originals for all purposes.

16.16

General Terms. References in the General Terms to the “Contract” shall mean this Agreement, including, without limitation, all terms, provisions, sub-parts, sections and exhibits, and any documents incorporated by reference herein including, but not limited to, the General Terms. References in the General Terms to “Buyer” shall mean the applicable GM Buyer. Capitalized terms used in the General Terms but not defined therein shall have the meanings given to such terms in this Agreement.

16.17

Traceability. Supplier must trace the source and origin of all goods and materials to be used in connection with this Agreement and make such information available to GM for prior written approval before any such direct or indirect supplier may be used in connection with this Agreement (the “Supply Chain Map”). Supplier will not change the source or origin of any goods or materials identified in the Supply Chain Map without first obtaining GM’s advance written consent. For clarity, written consent to change the source or origin of any goods or materials identified in the Supply Chain Map must be obtained directly from GM.

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Supplier will put policies and process in place to obtain sourcing and origin information from sub-tier suppliers and include all such information in the Supply Chain Map upon receipt. Supplier will proactively, and on an ongoing basis, monitor the source and origin of all goods and material used in connection with this Agreement. Supplier must obtain GM’s prior written consent to the procurement of any goods or materials used in connection with this Agreement that originate or are otherwise extracted, processed, recycled, manufactured or assembled, in whole or in part:

(i)	by an FEOC; or

(ii)

in a territory identified in Country Group D, Supplement No. 1 to 15 C.F.R. Part 740: (see https://www.bis.doc.gov/index.php/documents/regulation- docs/2255-supplement-no-1-to-part-740-country-groups-1/file). Egypt, Israel, United Arab Emirates, Uzbekistan and Vietnam are excluded from the Country Group D supplement. GM may, in its discretion, authorize purchases from such other Group D territories for which a risk mitigation plan is approved by GM.

Supplier will comply with all applicable GM policies, as amended, relating to supply chain resiliency and compliance. Supplier will incorporate, and require its subcontractors at all tiers to incorporate, these terms and any applicable GM policy in its contract for goods or materials used in connection with this Agreement.

17.

REPRESENTATIONS. THE PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN GIVEN THE OPPORTUNITY TO CONSULT WITH COUNSEL OF THEIR CHOICE BEFORE EXECUTING THIS AGREEMENT AND ARE DOING SO WITHOUT DURESS, INTIMIDATION, OR COERCION AND WITHOUT RELIANCE UPON ANY REPRESENTATIONS, WARRANTIES, OR COMMITMENTS OTHER THAN THOSE REPRESENTATIONS, WARRANTIES, OR COMMITMENTS SET FORTH IN THIS AGREEMENT.

[Signature Page Follows]

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THEREFORE, the Parties have executed and delivered this Agreement as of the date and year first above written.

Signed by:

Lithium Americas Corp.

By:	Signed “Edward Grandy”
Name:	Edward Grandy
Title:	Senior Vice President, General Counsel

Lithium Nevada LLC

By:	Signed “Jonathan Evans”
Name:	Jonathan Evans
Title:	President

General Motors Holdings LLC

By:	Signed “Jeff Morrison”
Name:	Jeff Morrison
Title:	Senior Vice President, Global Purchasing and Supply Chain

EXHIBITS:

Exhibit A: General Terms and Conditions

Exhibit B: Designated Purchaser Agreement

Exhibit C: Phase Two Product Specifications

Exhibit D: [Redacted — seriously prejudicial]

Exhibit E: [Redacted — seriously prejudicial]

Exhibit F: [Redacted — seriously prejudicial]

Exhibit G: Summary of Section 2.3 to Section 2.7

Exhibit A

General Terms and Conditions

[See attached.]

GENERAL TERMS AND CONDITIONS

1.	Shipping; Packaging

Supplier will comply, in all respects, with the shipping and packaging requirements agreed to by Buyer and Supplier and as incorporated in this Contract by reference. Supplier will (a) properly pack and mark Product in accordance with the laws and regulations of the country of manufacture, including, without limitation, laws and regulations governing the handling and transportation of dangerous goods or hazardous materials; (b) provide with each shipment packing slips with Buyer’s Contract and/or release number and date of first loading marked thereon; (c) promptly forward the original bill of lading or other shipping documents for each shipment in accordance with Buyer’s instructions; and (d) include on bills of lading or other shipping documents the correct classification of the goods. The marks on each package and identification of the goods on packing slips, bills of lading and invoices (when required) must be sufficient to enable Buyer to easily identify the goods purchased.

2.	Transfer of Title

Supplier shall ship the Product FCA Thacker Pass (Incoterms 2020) or FCA an alternate location (an “Alternate Location”) provided in a writing sent from GM to Buyer (in the event Buyer is a Party other than GM) with a copy to Supplier. Title to and risk of loss of the Product shall transfer to Buyer at the time of first loading onto Buyer’s transport of the Product by Supplier at Thacker Pass or the Alternate Location. All risk for loss of Product after such first loading of the Product by Supplier at Thacker Pass or the Alternate Location shall pass to Buyer and shall not be borne by Supplier.

3.	Protection Against Labor Disruptions

Supplier will use its best efforts to ensure the uninterrupted supply of Product to Buyer notwithstanding any existence of a labor disruption.

4.	Subcontracting

None of the Parties will subcontract in whole or in part any of its obligations under this Contract without the prior written consent of the other Party. Any such consent will not release the applicable Party from, or limit, any of such Party’s obligations under this Contract. For clarity, it is understood and agreed that the operation of the Thacker Pass Project, including the loading of finished goods, may entail the use of subcontractors and such use shall not be in breach of this clause.

5.	Product Warranty; Warranty of Performance

Supplier warrants and guarantees that the goods sold under this Contract shall be merchantable, conform with all Specifications, and are free and clear of all liens other than those that may arise by operation of law, that the goods will be released in connection with the Certificate of Analysis (“COA”) that Supplier will provide with all deliveries of goods to Buyer, and will comply with applicable laws (the “Warranty”). The Warranty (other than being merchantable and free and clear of all liens other than those that may arise by operation of law) does not extend to Off Spec Product that is retained by Buyer. The duration of the Warranty will begin on the date the title and risk of loss for such goods passes to Buyer in accordance with Section 2 of this Contract (the “Title Transfer Date”) and end on the earlier of (the “Warranty End Date”): (a) 12 months from the Title Transfer Date; or (b) upon incorporation of such goods into another product of Buyer to the extent such incorporation alters the goods so as to make the analysis required to validate the COA unachievable. Other than in the event of Supplier’s gross negligence or willful, wanton, or reckless misconduct, after the Warranty End Date, Supplier shall not be required to accept any claim with respect to the Warranty. Buyer agrees that to the extent practicable it shall notify Supplier within fifteen (15) Business Days of becoming aware that a Warranty Claim may be alleged by Buyer. Except as expressly set forth in this Contract, the Warranty is irrevocable by Supplier, and Supplier may not limit or disclaim the Warranty.

In the event Buyer provides written notification to Supplier (the “Specification Notice”) of variation of Product from the Specifications, with such notice to be delivered within the later of: (a) [Redacted — commercially sensitive information] days of title passing from Supplier to Buyer as provided in Section 2; or (b) if the Product was stored unused at a facility reasonably acceptable to Supplier, within [Redacted — commercially sensitive information] days of the date the Product is removed from such storage (the “Cut Off Date”), Buyer shall not be obligated to purchase and take delivery of the relevant shipment; provided, however, Supplier and Buyer will consult each other and shall negotiate in good faith (for a period of five (5) Business Days after the date of delivery of the Specification Notice) whether Buyer will accept the Product with appropriate price reductions (the “Off Spec Product”) or whether Buyer shall return the Off Spec Product to Supplier at Thacker Pass (or the Alternate Location if loaded at the Alternate Location), such return to be at the cost and expense of Supplier. If such negotiations do not culminate in agreement after the end of such period of five (5) Business Days after the date of delivery of the Specification Notice, Buyer shall immediately return the Off Spec Product to Supplier, such return to be at the cost and expense of Supplier. In all cases, Buyer and Supplier will work together in good faith to minimize return shipping costs. In the event Buyer provides Supplier with a Specification Notice after Buyer has paid for the Product, and such Product is returned to Supplier in accordance with this Section 5, Buyer shall receive either a refund of the amount paid for the Product or a credit from Supplier in the amount that was paid for the Product, provided, however, that if Supplier has replacement Product available, Buyer may elect to receive replacement Product instead of the refund or credit.

Product to be delivered hereunder (with the exception of Off Spec Product that is accepted by Buyer) shall not: (i) contain extraneous materials; (ii) contain elements or substances at levels or in concentrations dangerous or harmful to health, safety, the environment or generally considered in the lithium industry to be deleterious or harmful or (iii) exhibit physical properties or characteristics which differ from industry standards for comparable products in the marketplace to a degree or in a manner which results in Buyer having to incur increased costs of transporting, storing or handling the Product (collectively, the “Prohibited Characteristics”). For greater certainty, the presence in Product of any element or compound in quantities within the ranges specified in the Product Specifications shall not constitute a Prohibited Characteristic. Both Parties understand the hazards and handling of the Product and will follow industry and local governmental practices and standards for handling.

6.	Ingredients Disclosure; Special Warnings and Instructions

At least ten (10) Business Days prior to, as well as in connection with, the shipment of the Product from Thacker Pass or the Alternate Location, as the case may be, Supplier agrees to furnish to Buyer written warning and notice (including, without limitation, appropriate labels on the goods, containers and packing) of any dangerous goods or hazardous material that forms part of any shipment of Products, together with such special handling instructions as may be necessary to advise carriers, Buyer, and their respective employees of how to exercise that measure of care and precaution that will comply with any applicable laws or regulations and best prevent bodily injury or property damage in the handling, transportation, processing, use or disposal of the Products, containers and packing shipped to Buyer from Thacker Pass or the Alternate Location.

7.	Payment

Promptly after each shipment of goods from Thacker Pass or the Alternate Location, as the case may be, Supplier will issue a single invoice for the shipped Products. Each invoice must comply with applicable law, if any, and include the following information: (a) amount due (in the currency specified in this Contract); (b) Contract number; (c) if applicable, purchase order number; (d) if applicable, the intra-EU VAT number; and (e) net weight of the goods.

Buyer will pay for the Product in accordance with the payment terms and in the currency specified elsewhere in this Contract. Payments may be made electronically (including, without limitation, by bank transfer or recorded bill of exchange, where applicable).

8.	Customs; Origin

Credits or benefits resulting or arising from this Contract, including trade credits, export credits or the refund of duties, taxes or fees, will belong to Buyer to the extent Buyer pays such duties, taxes or fees directly or those duties, taxes, or fees are passed along to Buyer in the contract price. To the extent Supplier pays and does not pass along to Buyer such duties, taxes or fees, any applicable credits or refunds will belong to Supplier. Supplier will timely and accurately provide all information necessary (including written documentation and electronic transaction records) to permit Buyer to receive such benefits or credits, if Buyer pays such duties, taxes or fees either directly or indirectly, as well as to fulfill its import and, where required by this Contract, export customs related obligations, origin marking or labeling requirements and local content origin requirements, if any. Supplier will undertake such arrangements as necessary for the goods to be covered by any duty deferral or free trade zone program(s) of the country of import. Supplier will ensure compliance with the recommendations or requirements of all applicable Authorized Economic Operator (AEO), governmental security/anti-terrorism and enhanced border release programs (including, without limitation, the United States Bureau of Customs and Border Protection’s Customs-Trade Partnership Against Terrorism (C-TPAT)). At the request of Buyer or the appropriate Customs Authority, Supplier will certify in writing its compliance with the foregoing.

9.	Transactional Tax

Unless otherwise provided in this Contract, the prices set forth in this Contract will be exclusive of all transactional taxes, including any sales, use, excise, services, value added tax, goods and services tax, or similar tax, and these taxes should be separately identified by Supplier in Supplier’s invoice, even if the tax rate is zero. Buyer will not be responsible for any transactional taxes charged by the Supplier that are not identified in this manner. Supplier shall separately state all charges for transactional taxes on its invoices (or other such documents). Additionally, Supplier shall provide Buyer with invoices in line with the applicable tax laws in its country to enable the Buyer to reclaim the transactional taxes and Supplier will provide such documentation no later than when the payment to which the invoice relates is due from Buyer. Supplier will be responsible for remitting the transactional tax to the applicable taxing authority except for those states or jurisdictions where Buyer has provided Supplier with an appropriate exemption certificate. Supplier will use reasonable efforts to apply for such exemptions where applicable. Supplier will not charge Buyer for any transactional taxes charged by a subcontracting supplier if such tax is recoverable by Supplier, or if not recoverable, it would have been, had the transaction been structured through other entities (either the Supplier’s or the Buyer’s affiliated companies). If transactional taxes are not recoverable by Supplier, Supplier agrees to provide detailed billing, customs or other documents as requested, which set out the transactional taxes paid or payable to any of the Buyer’s subcontracting supplier or to a taxing authority.

10.	Intellectual Property Indemnification

Supplier will investigate, defend, hold harmless and indemnify Buyer, its successors, its affiliates (collectively “Buyer Group”) and its dealers and customers against any actual or alleged claims of infringement or other assertions of proprietary rights violations (including patent, trademark, copyright, industrial design right, or other proprietary right, misuse, or misappropriation of trade secret) and resulting damages and expenses (including attorney’s and other professional fees) arising in any way in relation to the Products (collectively “IP claims”). The LAC Parties expressly waives any claim against Buyer Group that any such IP claims arose out of compliance with Buyer Group’s or its dealers’ or customers’ specification or direction.

11.	Remedies; Indemnity

The rights and remedies reserved to each Party in this Contract are cumulative with, and additional to, all other rights and remedies of each Party under applicable law or in equity. It is understood and agreed that for the purposes of this Section 11 (Remedies; Indemnity), Section 12 (Force Majeure), Section 15 (Confidentiality), Section 16 (Compliance with Laws), Section 17 (Termination For Cause) and Section 18 (Governing Law and Jurisdiction), LAC Parent and Supplier act as one Party.

Notwithstanding anything else to the contrary in this Contract, and save in respect of: (i) liability for fraud, death or personal injury caused by gross negligence or willful misconduct; or (ii) liability for infringement or other proprietary rights violations (including patent, trademark, copyright, industrial design right, or other proprietary right, misuse, or misappropriation of trade secret) arising in any way in relation to the Product, neither Party shall in any circumstances be liable to the other Party as a result of its performance of, or failure to perform, this Contract or any provision in this Contract, whether in contract, tort or breach of statutory duty or howsoever arising for (a) any loss of profit, anticipated profit or revenue (with respect to the foregoing, save and except for failures by Buyer to make payments for Product as anticipated by this Contract, the losses for which are specifically not excluded and are included), any loss of savings or anticipated savings, any loss of production, any loss of use, any loss of contract or business opportunity, any loss of or damage to goodwill or any business interruption, whether of a direct or indirect nature, (b) any special, indirect and/or consequential losses, or (c) punitive, exemplary or special damages.

Each Party (a “First Party”) will indemnify, defend and hold harmless the other Party against any liability, claim, demand and expense (including, without limitation, legal and other professional fees) arising from or relating to any failure of the First Party to fully perform any of its obligations under this Contract.

12.	Force Majeure

Any delay or failure of either Party to perform its obligations under this Contract will be excused to the extent that Supplier is unable to produce, sell or deliver, or Buyer is unable to accept delivery, buy or use, the goods or services covered by this Contract, directly as the result of an event or occurrence beyond the reasonable control of such Party, without such Party’s fault or negligence (a “force majeure event”), including, if applicable, actions by any governmental authority (whether valid or invalid), fires, floods, windstorms, explosions, riots, natural disasters, wars and sabotage; provided that written notice of such force majeure event (including the anticipated duration of the delay) must be given by the affected Party to the other Party as soon as possible (but in no event more than 20 days after the force majeure event occurs).

During any force majeure event affecting Supplier’s performance, Buyer may, at its sole option: (i) purchase Product from other sources, without liability to Supplier; and/or (ii) reduce the volumes set forth in any forecast by the amount of Product purchased from such other sources; provided that Supplier may sell Product to third parties to the extent of such Buyer purchases from other sources.

The affected Party will use all diligent efforts to ensure that the effects of any force majeure event are minimized and, as promptly as possible, resume full performance under this Contract. If the delay lasts more than [Redacted — commercially sensitive information] months from notice of the force majeure event being given, either Party may immediately terminate this Contract without liability to either Party.

13.	Insurance

Supplier will maintain insurance coverage as would a prudent mine operator in the State of Nevada. Supplier shall insure its interest in the Product for full value for damage or loss arising until title and risk pass to the Buyer as provided in Section 2 with an insurance company rated ‘A-’ or higher by AM Best.

14.	Technical Information

Buyer does not expect to receive any confidential technical or other information (the “Non-Contract Information”) from the LAC Parties, and Buyer will not be subject to confidentiality or nondisclosure obligations with respect to any such information (including under Section 15 hereof) unless the LAC Parties and Buyer have agreed to confidentiality and nondisclosure obligations in a writing signed by their respective authorized representatives that expressly applies to such Non-Contract Information (a “Standalone CA”). The LAC Parties agree not to assert any claim (other than for breach of a Standalone CA) with respect to any Non-Contract Information that the LAC Parties have disclosed or may hereafter disclose to Buyer or its affiliates and subsidiaries.

15.	Confidentiality; No Advertising

The Parties agree that the contents of this Contract are confidential and not intended for use or dissemination by either Party without the express written consent of the other Party. For the purposes of this Section 15 a Party making disclosure together with its affiliates and representatives is a “Disclosing Party” and the non-Disclosing Party is an “Affected Party”.

A Disclosing Party may disclose the existence and terms of this Contract (the “Disclosure Exceptions”): (i) to the extent required by law (including the rules of any applicable stock exchange), or by any governmental agency or required or requested to be disclosed pursuant to legal process (including discovery requests) or in connection with any bankruptcy, insolvency, or similar proceeding involving either of the Parties, provided that the Disclosing Party shall (A) immediately upon receiving notice that it is required to make a disclosure under law or stock exchange rules, give the Affected Party prior written notice and an opportunity of not less than 48 hours for the Affected Party to review and comment on the requisite disclosure before it is made, including an opportunity for the Affected Party to prevent such disclosure, (B) use its best efforts to incorporate the Affected Party’s comments or limit such disclosure, by seeking confidential treatment or otherwise, and (C) promptly provide the Affected Party with notice of any requirement to provide any such information, regardless of when such disclosure shall be made; (ii) to the extent necessary to enforce this Contract including, without limitation, for the purposes of dispute resolution as set forth in Section 18; (iii) to any designated purchaser, employee, officer, director, agent, affiliate, representative, lawyer, investor, broker, potential transferee, financier, partner, member, shareholder or actual or potential financing source of the Disclosing Party or that Disclosing Party’s affiliates (but not its representatives) provided that any such person or entity must be, prior to the disclosure, subject to confidentiality obligations that are the same as or more restrictive than the confidentiality obligations in this Contract and that the Disclosing Party disclosing such information to them will be responsible for any breach thereof; and (iv) to the extent such information is or becomes generally available to the public other than as a result of a disclosure by the Disclosing Party in violation of this Contract.

Unless required by applicable law or pursuant to any rules or regulations of any applicable securities exchange, neither Party will in any manner, without first obtaining the other Party’s consent, which consent will not be unreasonably withheld or delayed: (i) advertise or publish the fact that Supplier has contracted to furnish Buyer the Product; (ii) use the other Party’s trademarks, trade names or confidential information in such Party’s advertising or promotional materials; or (iii) use the other Party’s trademarks, trade names or confidential information in any form of electronic communication such as web sites (internal or external), blogs or other types of postings, except as may be required to perform hereunder or as required by law. Any announcement made by the Parties in relation to the execution of this Contract will be agreed in advance by the Parties.

16.	Compliance with Laws

Supplier, and any goods or services supplied by Supplier, and Buyer, in connection with its obligations under this Contract, will comply with all applicable laws, rules, regulations, orders, conventions, ordinances or standards of the country(ies) of destination or that relate to the manufacture, labeling, transportation, importation, exportation, licensing, approval or certification of the Product, including, without limitation, those relating to environmental matters, the handling and transportation of dangerous goods or hazardous materials, data protection and privacy, wages, hours and conditions of employment, subcontractor selection, discrimination, occupational health/safety and motor vehicle safety. Supplier, in all respects, and Buyer, in connection with its obligations under this Contract, further represent that neither they nor any of their subcontractors, vendors, agents or other associated third parties will utilize child, slave, prisoner or any other form of forced or involuntary labor, or engage in abusive employment or corrupt business practices, in the supply of Product under this Contract. Supplier, in all respects, and Buyer, in connection with its obligations under this Contract, agree to comply with all applicable anti-corruption laws, including, without limitation, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, and that neither they nor any of their subcontractors, vendors, agents or other associated third parties will engage in any form of commercial bribery, nor directly or indirectly provide or offer to provide, anything of value to or for the benefit of, any official or employee of a governmental authority or of any government-owned, government-controlled or government-affiliated entity to obtain or retain any contract, business opportunity or other business benefit, or to influence any act or decision of that person in his/her official capacity. At Buyer’s request, Supplier will certify in writing its compliance with the foregoing.

17.	Termination for Cause

Upon the occurrence of any of the following “Events of Default” by a Party, the non-defaulting Party may elect to terminate this Contract, in whole or in part, by notice of termination to the defaulting Party and the expiration of any applicable cure period provided below: (a) Either Party repudiates or materially breaches its obligations, or refuses to materially perform its obligations, under this Contract, and if such breach is capable of being cured within twenty (20) Business Days, such breach is not cured by the breaching Party within twenty (20) Business Days of written notice of the occurrence of an Event of Default being provided by the other Party; or (b) Any secured or lien creditor commences a foreclosure action of its liens, security interests and/or mortgages in or against a material portion of a Party’s assets or a Party: (A) commences, or has commenced against it, any case, proceeding or other action under Title 11 of the United States Code or any other liquidation, bankruptcy, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the United States or any other applicable jurisdictions in effect from time to time, seeking (i) to have an order for relief entered with respect to it, (ii) to adjudicate it as bankrupt or insolvent, (iii) to commence or implement any plan of reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (iv) the appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (B) makes a general assignment for the benefit of its creditors (collectively, an “Insolvency Event”).

18.	Governing Law and Jurisdiction

This Contract shall be governed by the laws of the State of New York, excluding the provisions of the United Nations Convention on Contracts for the International Sale of Goods (CISG), and without regard to its conflict of laws principles. Any action, dispute or proceeding seeking to enforce any provision of, or based on any right arising solely out of, this Contract (collectively, “Disputes”) shall be first handled pursuant to the following escalation process. Any Party may submit its position on any Dispute in writing to the other Party and such other Party shall, within five (5) Business Days thereafter, submit its position on the Dispute in writing to the first Party. As promptly as practicable, but no later than five (5) Business Days thereafter, the Parties shall enter into good faith negotiations to attempt to resolve the Dispute. If those negotiations do not resolve the Dispute within fifteen (15) Business Days after the first Party’s submission, then either Party may require that the Dispute be submitted, in writing to Jeffrey Morrison, Vice President of Global Purchasing and Supply Chain of Buyer and Jonathan Evans of Supplier (or, in each case, their functional successors), who shall negotiate in good faith and use their reasonable best efforts to expeditiously resolve the Dispute for a period of fifteen (15) Business Days after that submission, unless Jeffrey Morrison, Vice President of Global Purchasing and Supply Chain of Buyer and Jonathan Evans of Supplier (or in each case their functional successors) mutually agree to extend such period of negotiation. Any agreement pertaining to a Dispute shall be reduced to writing, be signed by the Parties and be final and binding upon the Parties. All negotiations pursuant to this Section 18 shall be confidential, and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. In the event that a Dispute has not been resolved after the use of the escalation procedures set forth above, then either Party may initiate the arbitration process. The Dispute shall be submitted to and settled by binding arbitration in New York, New York in accordance with the Administered Arbitration Rules of the International Institute for Conflict Prevention & Resolution, and such arbitration shall be in English. For disputes that involve alleged losses that do not exceed $[Redacted — commercially sensitive information] million, the Parties shall mutually agree on a single arbitrator within a period of five (5) Business Days of receipt of notice that the other Party has referred a Dispute to arbitration, and if the Parties cannot agree upon the single arbitrator within such period of five (5) Business Days, the single arbitrator shall be appointed as promptly as practicable by the International Institute for Conflict Prevention & Resolution. For disputes that involve alleged losses that exceed $[Redacted — commercially sensitive information] million, each Party shall, within five (5) Business Days of receipt of notice that the other Party has referred a Dispute to arbitration, appoint one nominating arbitrator and such nominating arbitrators shall together select within five (5) Business Days a neutral arbitrator who will conduct the arbitration. If such nominating arbitrators are not able to select a neutral arbitrator, the neutral arbitrator shall be appointed as promptly as practicable by the International Institute for Conflict Prevention & Resolution. The costs of the arbitrator shall be in the cause. The single arbitrator or the one neutral arbitrator shall make a decision within sixty (60) days of the arbitrator’s appointment. The arbitrator shall not be empowered to award punitive or exemplary damages. The award rendered by the arbitrator shall be final and binding upon the Parties, and the judgement on the award rendered may be entered in any court having jurisdiction thereof. All Disputes shall be settled in this manner in lieu of an action at law or equity; provided, however, that nothing in this Section 18 shall be construed as precluding the bringing of an action for temporary or preliminary injunctive relief or other equitable relief. Each Party hereby irrevocably and unconditionally (i) waives any objection to the laying of venue of any such action, suit or proceeding in any such court, (ii) agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that service of any court paper may be effected on such Party in any manner as may be provided under applicable laws or court rules of the State of New York.

Exhibit B

Designated Purchaser Agreement

[See attached]

DESIGNATED PURCHASER AGREEMENT

This Designated Purchaser Agreement (this “Agreement”) is dated      , 202_ (“Effective Date”) and is between Lithium Nevada LLC. (“Supplier”) and          (“Purchaser”). Supplier and Purchaser hereinafter may be referred to individually as a “Party” or together as the “Parties.”

Recitals

WHEREAS, General Motors Holdings LLC ( “GM”) and Supplier are parties to a purchase contract (Phase Two) (the “Offtake Agreement”) pursuant to which Supplier manufactures and supplies lithium carbonate (the “Products”) that meets the Specifications (as defined below) for use in lithium-ion batteries manufactured for GM and to be incorporated by GM into vehicles produced in North America (“Batteries”);

WHEREAS, GM and Purchaser are parties, directly or indirectly, to a purchase contract pursuant to which purchaser supplies to GM components for Batteries (the “GM-Purchaser Contract”), which contract has not been and shall not be seen by Supplier and so no implication in and to Supplier can be derived therefrom;

WHEREAS, GM and Purchaser have agreed, in connection with the GM-Purchaser Contract, that GM may designate Purchaser as a Designated Purchaser (as defined in the Offtake Agreement) under the Offtake Agreement, which such Offtake Agreement has not been and shall not be seen by Purchaser and so no implication in and to Purchaser can be derived therefrom;

WHEREAS, Purchaser desires to purchase and Supplier desires to sell to Purchaser the Products; and

WHEREAS, Supplier and Purchaser agree to respectively sell and buy the Products on the terms set forth in this Agreement and all exhibits hereto including, but not limited to, the General Terms and Conditions attached hereto as Exhibit A (the “General Terms and Conditions”).

Agreement

The Parties agree as follows:

1. Term and Termination. This Agreement shall become effective on the Effective Date and shall terminate upon notice to Purchaser from GM or Supplier of the earlier to occur of (a) expiration or termination of the Offtake Agreement; (b) termination by GM of Purchaser’s designation as a Designated Purchaser under the Offtake Agreement; or (c) revocation by Supplier of Purchaser’s approval as a Designated Purchaser under the Offtake Agreement (the “Term”). Any payment obligations owing from Purchaser to Supplier for Products pursuant to this Agreement shall survive the termination of this Agreement.

2 Specifications. The specifications for the Products (the “Specifications”) are attached hereto as Annex A. Any new Specifications, and any modifications or amendments to the Specifications shall be communicated by GM to Supplier and Purchaser.

3. Quantity. Purchaser shall purchase from Supplier the quantity of Product directed by GM for Purchaser’s use in Battery components for GM vehicles. Purchaser may only use Products purchased pursuant to this Agreement for production of Battery components for GM and not for any other use or purpose.

4. Pricing. The price of Products (the “Product Price”) received by Purchaser during any calendar year quarter during the Term will be communicated by GM to Purchaser. The Product Price will be exclusive of any applicable sales or other similar tax, if any, that is required by law to be added to the sales price. Any adjustments to the Product Price will be prospective only and in no event will Purchaser be obligated to pay any retrospective price increase.

5. Ordering Process. Purchaser may from time to time submit purchase orders— including blanket purchase orders—to Supplier (the “Purchase Orders”) and issue releases for Products to Supplier.1 This Agreement, including any exhibits hereto, shall be expressly incorporated into any Purchase Orders.

6. Payment Terms. Purchaser shall pay for all Products purchased hereunder net [Redacted — commercially sensitive information] days after Purchaser’s receipt of the Products at Purchaser’s facility but not later than [Redacted — commercially sensitive information] days after first loading of the Product at Thacker Pass or the Alternate Location (as defined in the General Terms and Conditions). If any payment due under this Agreement is not paid when due in accordance with the applicable provisions of this Agreement, and Supplier has provided written notice of such non-payment to Purchaser and Purchaser has failed to cure such non-payment within five (5) Business Days of receipt of such notice from Supplier, Supplier shall have the right to suspend, without any prejudice to any of Supplier’s other rights and remedies under this Agreement, any ongoing supply of Product under this Agreement until such payment is made.

7. Access to Information. Purchaser will have access and information rights to Supplier’s Phase Two Production Facility location. To the extent Purchaser wishes to exercise such rights, Purchaser shall coordinate the exercise of such rights with GM. In the event of any site visit by Purchaser, Purchaser will comply with all health and safety regulations of Supplier.

8. Non-Assignment. Under no circumstances may Purchaser transfer, assign or delegate, in whole or in part, any of its rights or obligations under this Agreement (including, without limitation, any right of payment), whether directly or indirectly, by merger, acquisition or contribution to a joint venture. Supplier may transfer, assign or delegate, in whole or in part, any of its rights or obligations under this Agreement (including, without limitation, any right of payment), whether directly or indirectly, solely in connection with an assignment of its rights pursuant to the Offtake Agreement, and Supplier shall provide Purchaser with written notice of any such assignment within five (5) business days thereof.

9. Authority. Each of the representatives executing this Agreement on behalf of the Parties represents and warrants that he or she possesses the corporate power and authority to execute this Agreement on behalf of the respective Parties and that this Agreement has been duly authorized by the Parties. Each of the Parties represents and warrants that the execution and

[1]	Supplier and GM to agree on ordering process prior to Supplier entering into any Designated Purchaser Agreement.

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delivery by that Party of this Agreement, or compliance or performance by that Party with any of the provisions of this Agreement will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under any provision of the certificate of incorporation and by-laws or comparable organizational documents of that Party, any material contract of that Party, any judicial order applicable to that Party, or any applicable law, in each case, in existence as of the Effective Date.

10. Order of Preference. In the event of a conflict between or among any document relating to this Agreement, the applicable document will prevail as follows: (i) this Agreement; (ii) any Purchase Order in written form confirmed by Supplier; (iii) the General Terms and Conditions; and (iv) any other exhibits or schedules attached to and incorporated into the foregoing.

11. No Contra Proferentem. The Parties are competent and experienced in business, and have negotiated and reviewed this Agreement with their counsel. Any ambiguous language in this Agreement should therefore not be construed against either Party as the drafter of that language.

12. REPRESENTATIONS. THE PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN GIVEN THE OPPORTUNITY TO CONSULT WITH COUNSEL OF THEIR CHOICE BEFORE EXECUTING THIS AGREEMENT AND ARE DOING SO WITHOUT DURESS, INTIMIDATION, OR COERCION AND WITHOUT RELIANCE UPON ANY REPRESENTATIONS, WARRANTIES, OR COMMITMENTS OTHER THAN THOSE REPRESENTATIONS, WARRANTIES, OR COMMITMENTS SET FORTH IN THIS AGREEMENT.

13. Miscellaneous.

(a)

Amendments. All changes and amendments to this Agreement or any Purchase Order must be in writing to be valid. This requirement of written form can only be waived in writing specifically stating the intent to amend this Agreement or the relevant Purchase Order.

(b)

Notices In Writing. If this Agreement or any Purchase Order requires a notice or document to be “written,” “in writing” or “in written form,” such notice or document shall be duly signed by a person or persons duly authorized to legally bind the respective Party. The signed notice or document shall be delivered, sent or transmitted to the other Party in its original form or as a PDF document attached to an email. The notice or document is deemed to be served when delivered, sent or transmitted in one of the above ways. The original document shall in any case be submitted afterwards. For the avoidance of doubt, electronic communication shall not qualify as a written notice or document, unless otherwise explicitly specified by written mutual agreement.

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(c)

No Waiver. The failure of either Party at any time to require performance by the other Party of any provision of this Agreement will in no way affect the right to require such performance at any time thereafter, nor will the waiver of either Party of a breach of any provision of this Agreement constitute a waiver of any succeeding breach of the same or any other provision.

(d)

No Agency. Supplier and Purchaser are independent contracting parties and nothing in this Agreement will make either Party the agent or legal representative of the other for any purpose whatsoever, nor does it grant either Party any authority to assume or to create any obligation on behalf of or in the name of the other Party.

(e)	Contact Person. The Parties shall each appoint a contact person, to whom information and notices required under this Agreement and other communication shall be addressed.

(f)

Language. The language of the Agreement and its documents, information and data relating or pursuant thereto, for negotiations, discussions and correspondence between the Parties shall be English, unless otherwise agreed by the Parties in individual cases or otherwise expressly stated in relevant provisions of the Agreement.

(g)

Severability. If any term of this Agreement is invalid or unenforceable under applicable law or regulation, such term will be deemed reformed or deleted, as the case may be, but only to the extent necessary to comply with such applicable law or regulation, and the remaining provisions of this Agreement will remain in full force and effect.

(h)

Counterparts. This Agreement may be executed electronically and may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same document.

14.	Interpretation.

(a)

The Parties acknowledge and agree that: (i) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (ii) the terms and provisions of this Agreement shall be construed fairly as to the Parties and not in favor of or against a Party, regardless of which Party was generally responsible for the preparation of this Agreement.

(b)

The term “including” means “including without limitation”; the term “or” shall not be exclusive; the terms “year” and “calendar year” mean the period of months from January 1 through and including December 31; the term “quarter” means a calendar quarter unless otherwise indicated.

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(c)

Unless otherwise specified herein, all references herein to any agreement or other document of any description shall be construed to give effect to amendments, supplements, modifications or any superseding agreement or document as then exist at the applicable time to which such construction applies unless otherwise specified. Any reference to law or regulation includes any amendment or successor thereto and any rules and regulations promulgated thereunder.

(d)

References in the singular include references in the plural and vice versa, pronouns having masculine or feminine gender will be deemed to include the other, and words denoting natural persons include partnerships, firms, companies, corporations, limited liability companies, joint ventures, trusts, associations, organizations or other entities (whether or not having a separate legal personality). Other grammatical forms of defined words or phrases have corresponding meanings.

(e)	Words not otherwise defined herein that have well known and generally accepted technical or trade meanings are used herein in accordance with such recognized meanings.

(f)

Any reference in this Agreement to any natural person, governmental authority, corporation, limited liability company, partnership or other legal entity includes its permitted successors and assigns or to any natural person, governmental authority, corporation, limited liability company, partnership or other legal entity succeeding to its functions.

(g)	All references to dollars or “$” are to United States dollars.

(h)

When an action is required to be completed on a “Business Day”, such action must be completed on any day that is not a Saturday, Sunday, or other day on which national banks in New York, New York, are authorized or required by law to remain closed.

(i)

All references in the General Terms and Conditions to (i) “Contract” shall be deemed to refer to this Agreement and the General Terms and Conditions, (ii) “Supplier” shall be deemed to refer to Supplier and (iii) “Buyer” shall be deemed to refer to Purchaser.

[Signature Page to Follow]

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IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound, hereby executes this Agreement as of the Effective Date.

Lithium Nevada LLC

By:
Name:
Title:

Purchaser:

By:
Name:
Title:

[Signature Page to the Designated Purchaser Agreement]

Annex A

Specifications

Parameter	Specification
[Redacted — commercially sensitive information]	[Redacted — commercially sensitive information]

Packaging Specifications for Lithium Carbonate:

[Redacted — commercially sensitive information]

Exhibit A

General Terms and Conditions

[See attached]

GENERAL TERMS AND CONDITIONS

1.	Shipping; Packaging

Supplier will comply, in all respects, with the shipping and packaging requirements agreed to by Buyer and Supplier and as incorporated in this Contract by reference. Supplier will (a) properly pack and mark Product in accordance with the laws and regulations of the country of manufacture, including, without limitation, laws and regulations governing the handling and transportation of dangerous goods or hazardous materials; (b) provide with each shipment packing slips with Buyer’s Contract and/or release number and date of first loading marked thereon; (c) promptly forward the original bill of lading or other shipping documents for each shipment in accordance with Buyer’s instructions; and (d) include on bills of lading or other shipping documents the correct classification of the goods. The marks on each package and identification of the goods on packing slips, bills of lading and invoices (when required) must be sufficient to enable Buyer to easily identify the goods purchased.

2.	Transfer of Title

Supplier shall ship the Product FCA Thacker Pass (Incoterms 2020) or FCA an alternate location (an “Alternate Location”) provided in a writing sent from GM to Buyer (in the event Buyer is a Party other than GM) with a copy to Supplier. Title to and risk of loss of the Product shall transfer to Buyer at the time of first loading onto Buyer’s transport of the Product by Supplier at Thacker Pass or the Alternate Location. All risk for loss of Product after such first loading of the Product by Supplier at Thacker Pass or the Alternate Location shall pass to Buyer and shall not be borne by Supplier.

3.	Protection Against Labor Disruptions

Supplier will use its best efforts to ensure the uninterrupted supply of Product to Buyer notwithstanding any existence of a labor disruption.

4.	Subcontracting

None of the Parties will subcontract in whole or in part any of its obligations under this Contract without the prior written consent of the other Party. Any such consent will not release the applicable Party from, or limit, any of such Party’s obligations under this Contract. For clarity, it is understood and agreed that the operation of the Thacker Pass Project, including the loading of finished goods, may entail the use of subcontractors and such use shall not be in breach of this clause.

5.	Product Warranty; Warranty of Performance

Supplier warrants and guarantees that the goods sold under this Contract shall be merchantable, conform with all Specifications, and are free and clear of all liens other than those that may arise by operation of law, that the goods will be released in connection with the Certificate of Analysis (“COA”) that Supplier will provide with all deliveries of goods to Buyer, and will comply with applicable laws (the “Warranty”). The Warranty (other than being merchantable and free and clear of all liens other than those that may arise by operation of law) does not extend to Off Spec Product that is retained by Buyer. The duration of the Warranty will begin on the date the title and risk of loss for such goods passes to Buyer in accordance with Section 2 of this Contract (the “Title Transfer Date”) and end on the earlier of (the “Warranty End Date”): (a) 12 months from the Title Transfer Date; or (b) upon incorporation of such goods into another product of Buyer to the extent such incorporation alters the goods so as to make the analysis required to validate the COA unachievable. Other than in the event of Supplier’s gross negligence or willful, wanton, or reckless misconduct, after the Warranty End Date, Supplier shall not be required to accept any claim with respect to the Warranty. Buyer agrees that to the extent practicable it shall notify Supplier within fifteen (15) Business Days of becoming aware that a Warranty Claim may be alleged by Buyer. Except as expressly set forth in this Contract, the Warranty is irrevocable by Supplier, and Supplier may not limit or disclaim the Warranty.

In the event Buyer provides written notification to Supplier (the “Specification Notice”) of variation of Product from the Specifications, with such notice to be delivered within the later of: (a) [Redacted — commercially sensitive information] days of title passing from Supplier to Buyer as provided in Section 2; or (b) if the Product was stored unused at a facility reasonably acceptable to Supplier, within [Redacted — commercially sensitive information] days of the date the Product is removed from such storage, but in any event not later than the Warranty End Date (the “Cut Off Date”), Buyer shall not be obligated to purchase and take delivery of the relevant shipment; provided, however, Supplier and Buyer will consult each other and shall negotiate in good faith (for a period of five (5) Business Days after the date of delivery of the Specification Notice) whether Buyer will accept the Product with appropriate price reductions (the “Off Spec Product”) or whether Buyer shall return the Off Spec Product to Supplier at Thacker Pass (or the Alternate Location if loaded at the Alternate Location), such return to be at the cost and expense of Supplier. If such negotiations do not culminate in agreement after the end of such period of five (5) Business Days after the date of delivery of the Specification Notice, Buyer shall immediately return the Off Spec Product to Supplier, such return to be at the cost and expense of Supplier. In all cases, Buyer and Supplier will work together in good faith to minimize return shipping costs. In the event Buyer provides Supplier with a Specification Notice after Buyer has paid for the Product, and such Product is returned to Supplier in accordance with this Section 5, Buyer shall receive either a refund of the amount paid for the Product or a credit from Supplier in the amount that was paid for the Product, provided, however, that if Supplier has replacement Product available, Buyer may elect to receive replacement Product instead of the refund or credit.

Product to be delivered hereunder (with the exception of Off Spec Product that is accepted by Buyer) shall not: (i) contain extraneous materials; (ii) contain elements or substances at levels or in concentrations dangerous or harmful to health, safety, the environment or generally considered in the lithium industry to be deleterious or harmful or (iii) exhibit physical properties or characteristics which differ from industry standards for comparable products in the marketplace to a degree or in a manner which results in Buyer having to incur increased costs of transporting, storing or handling the Product (collectively, the “Prohibited Characteristics”). For greater certainty, the presence in Product of any element or compound in quantities within the ranges specified in the Product Specifications shall not constitute a Prohibited Characteristic. Both Parties understand the hazards and handling of the Product and will follow industry and local governmental practices and standards for handling.

6.	Ingredients Disclosure; Special Warnings and Instructions

At least ten (10) Business Days prior to, as well as in connection with, the shipment of the Product from Thacker Pass or the Alternate Location, as the case may be, Supplier agrees to furnish to Buyer written warning and notice (including, without limitation, appropriate labels on the goods, containers and packing) of any dangerous goods or hazardous material that forms part of any shipment of Products, together with such special handling instructions as may be necessary to advise carriers, Buyer, and their respective employees of how to exercise that measure of care and precaution that will comply with any applicable laws or regulations and best prevent bodily injury or property damage in the handling, transportation, processing, use or disposal of the Products, containers and packing shipped to Buyer from Thacker Pass or the Alternate Location.

7.	Payment

Promptly after each shipment of goods from Thacker Pass or the Alternate Location, as the case may be, Supplier will issue a single invoice for the shipped Products. Each invoice must comply with applicable law, if any, and include the following information: (a) amount due (in the currency specified in this Contract); (b) Contract number; (c) if applicable, purchase order number; (d) if applicable, the intra-EU VAT number; and (e) net weight of the goods.

Buyer will pay for the Product in accordance with the payment terms and in the currency specified elsewhere in this Contract. Payments may be made electronically (including, without limitation, by bank transfer or recorded bill of exchange, where applicable).

8.	Customs; Origin

Credits or benefits resulting or arising from this Contract, including trade credits, export credits or the refund of duties, taxes or fees, will belong to Buyer to the extent Buyer pays such duties, taxes or fees directly or those duties, taxes, or fees are passed along to Buyer in the contract price. To the extent Supplier pays and does not pass along to Buyer such duties, taxes or fees, any applicable credits or refunds will belong to Supplier. Supplier will timely and accurately provide all information necessary (including written documentation and electronic transaction records) to permit Buyer to receive such benefits or credits, if Buyer pays such duties, taxes or fees either directly or indirectly, as well as to fulfill its import and, where required by this Contract, export customs related obligations, origin marking or labeling requirements and local content origin requirements, if any. Supplier will undertake such arrangements as necessary for the goods to be covered by any duty deferral or free trade zone program(s) of the country of import. Supplier will ensure compliance with the recommendations or requirements of all applicable Authorized Economic Operator (AEO), governmental security/anti-terrorism and enhanced border release programs (including, without limitation, the United States Bureau of Customs and Border Protection’s Customs-Trade Partnership Against Terrorism (C-TPAT)). At the request of Buyer or the appropriate Customs Authority, Supplier will certify in writing its compliance with the foregoing.

9.	Transactional Tax

Unless otherwise provided in this Contract, the prices set forth in this Contract will be exclusive of all transactional taxes, including any sales, use, excise, services, value added tax, goods and services tax, or similar tax, and these taxes should be separately identified by Supplier in Supplier’s invoice, even if the tax rate is zero. Buyer will not be responsible for any transactional taxes charged by the Supplier that are not identified in this manner. Supplier shall separately state all charges for transactional taxes on its invoices (or other such documents). Additionally, Supplier shall provide Buyer with invoices in line with the applicable tax laws in its country to enable the Buyer to reclaim the transactional taxes and Supplier will provide such documentation no later than when the payment to which the invoice relates is due from Buyer. Supplier will be responsible for remitting the transactional tax to the applicable taxing authority except for those states or jurisdictions where Buyer has provided Supplier with an appropriate exemption certificate. Supplier will use reasonable efforts to apply for such exemptions where applicable. Supplier will not charge Buyer for any transactional taxes charged by a subcontracting supplier if such tax is recoverable by Supplier, or if not recoverable, it would have been, had the transaction been structured through other entities (either the Supplier’s or the Buyer’s affiliated companies). If transactional taxes are not recoverable by Supplier, Supplier agrees to provide detailed billing, customs or other documents as requested, which set out the transactional taxes paid or payable to any of the Buyer’s subcontracting supplier or to a taxing authority.

10.	Intellectual Property Indemnification

Supplier will investigate, defend, hold harmless and indemnify Buyer, its successors, its affiliates (collectively “Buyer Group”) and its dealers and customers against any actual or alleged claims of infringement or other assertions of proprietary rights violations (including patent, trademark, copyright, industrial design right, or other proprietary right, misuse, or misappropriation of trade secret) and resulting damages and expenses (including attorney’s and other professional fees) arising in any way in relation to the Products (collectively “IP claims”). The LAC Parties expressly waives any claim against Buyer Group that any such IP claims arose out of compliance with Buyer Group’s or its dealers’ or customers’ specification or direction.

11.	Remedies; Indemnity

It is understood and agreed that for the purposes of this Section 11 (Remedies; Indemnity), Section 12 (Force Majeure), Section 15 (Confidentiality), Section 16 (Compliance with Laws), Section 17 (Termination For Cause) and Section 18 (Governing Law and Jurisdiction), LAC Parent and Supplier act as one Party. The rights and remedies reserved to each Party in this Contract are cumulative with, and additional to, all other rights and remedies of each Party under applicable law or in equity.

Notwithstanding anything else to the contrary in this Contract, and save in respect of: (i) liability for fraud, death or personal injury caused by gross negligence or willful misconduct; or (ii) liability for infringement or other proprietary rights violations (including patent, trademark, copyright, industrial design right, or other proprietary right, misuse, or misappropriation of trade secret) arising in any way in relation to the Product, neither Party shall in any circumstances be liable to the other Party as a result of its performance of, or failure to perform, this Contract or any provision in this Contract, whether in contract, tort or breach of statutory duty or howsoever arising for (a) any loss of profit, anticipated profit or revenue (with respect to the foregoing, save and except for failures by Buyer to make payments for Product as anticipated by this Contract, the losses for which are specifically not excluded and are included), any loss of savings or anticipated savings, any loss of production, any loss of use, any loss of contract or business opportunity, any loss of or damage to goodwill or any business interruption, whether of a direct or indirect nature, (b) any special, indirect and/or consequential losses, or (c) punitive, exemplary or special damages.

Each Party (a “First Party”) will indemnify, defend and hold harmless the other Party against any liability, claim, demand and expense (including, without limitation, legal and other professional fees) arising from or relating to any failure of the First Party to fully perform any of its obligations under this Contract.

12.	Force Majeure

Any delay or failure of either Party to perform its obligations under this Contract will be excused to the extent that Supplier is unable to produce, sell or deliver, or Buyer is unable to accept delivery, buy or use, the goods or services covered by this Contract, directly as the result of an event or occurrence beyond the reasonable control of such Party, without such Party’s fault or negligence (a “force majeure event”), including, if applicable, actions by any governmental authority (whether valid or invalid), fires, floods, windstorms, explosions, riots, natural disasters, wars and sabotage; provided that written notice of such force majeure event (including the anticipated duration of the delay) must be given by the affected Party to the other Party as soon as possible (but in no event more than 20 days after the force majeure event occurs).

During any force majeure event affecting Supplier’s performance, Buyer may, at its sole option: (i) purchase Product from other sources, without liability to Supplier; and/or (ii) reduce the volumes set forth in any forecast by the amount of Product purchased from such other sources.

The affected Party will use all diligent efforts to ensure that the effects of any force majeure event are minimized and, as promptly as possible, resume full performance under this Contract. If the delay lasts more than [Redacted — commercially sensitive information] months from notice of the force majeure event being given, either Party may immediately terminate this Contract without liability to either Party.

13.	Insurance

Supplier will maintain insurance coverage as would a prudent mine operator in the State of Nevada. Supplier shall insure its interest in the Product for full value for damage or loss arising until title and risk pass to the Buyer as provided in Section 2 with an insurance company rated ‘A-’ or higher by AM Best.

14.	Technical Information

Buyer does not expect to receive any confidential technical or other information (the “Non-Contract Information”) from the LAC Parties, and Buyer will not be subject to confidentiality or nondisclosure obligations with respect to any such information (including under Section 15 hereof) unless the LAC Parties and Buyer have agreed to confidentiality and nondisclosure obligations in a writing signed by their respective authorized representatives that expressly applies to such Non-Contract Information (a “Standalone CA”). The LAC Parties agrees not to assert any claim (other than for breach of a Standalone CA) with respect to any Non-Contract Information that the LAC Parties has disclosed or may hereafter disclose to Buyer or its affiliates and subsidiaries.

15.	Confidentiality; No Advertising

The Parties agree that the contents of this Contract are confidential and not intended for use or dissemination by either Party without the express written consent of the other Party. For the purposes of this Section 15 a Party making disclosure together with its affiliates and representatives is a “Disclosing Party” and the non-Disclosing Party is an “Affected Party”.

A Disclosing Party may disclose the existence and terms of this Contract (the “Disclosure Exceptions”): (i) to the extent required by law (including the rules of any applicable stock exchange), or by any governmental agency or required or requested to be disclosed pursuant to legal process (including discovery requests) or in connection with any bankruptcy, insolvency, or similar proceeding involving either of the Parties, provided that the Disclosing Party shall (A) immediately upon receiving notice that it is required to make a disclosure under law or stock exchange rules, give the Affected Party prior written notice and an opportunity of not less than 48 hours for the Affected Party to review and comment on the requisite disclosure before it is made, including an opportunity for the Affected Party to prevent such disclosure, (B) use its best efforts to incorporate the Affected Party’s comments or limit such disclosure, by seeking confidential treatment or otherwise, and (C) promptly provide the Affected Party with notice of any requirement to provide any such information, regardless of when such disclosure shall be made; (ii) to the extent necessary to enforce this Contract including, without limitation, for the purposes of dispute resolution as set forth in Section 18; (iii) to any designated purchaser, employee, officer, director, agent, affiliate, representative, lawyer, investor, broker, potential transferee, financier, partner, member, shareholder or actual or potential financing source of the Disclosing Party or that Disclosing Party’s affiliates (but not its representatives) provided that any such person or entity must be, prior to the disclosure, subject to confidentiality obligations that are the same as or more restrictive than the confidentiality obligations in this Contract and that the Disclosing Party disclosing such information to them will be responsible for any breach thereof; and (iv) to the extent such information is or becomes generally available to the public other than as a result of a disclosure by the Disclosing Party in violation of this Contract.

Unless required by applicable law or pursuant to any rules or regulations of any applicable securities exchange, neither Party will in any manner, without first obtaining the other Party’s consent, which consent will not be unreasonably withheld or delayed: (i) advertise or publish the fact that Supplier has contracted to furnish Buyer the Product; (ii) use the other Party’s trademarks, trade names or confidential information in such Party’s advertising or promotional materials; or (iii) use the other Party’s trademarks, trade names or confidential information in any form of electronic communication such as web sites (internal or external), blogs or other types of postings, except as may be required to perform hereunder or as required by law. Any announcement made by the Parties in relation to the execution of this Contract will be agreed in advance by the Parties.

16.	Compliance with Laws

Supplier, and any goods or services supplied by Supplier, and Buyer, in connection with its obligations under this Contract, will comply with all applicable laws, rules, regulations, orders, conventions, ordinances or standards of the country(ies) of destination or that relate to the manufacture, labeling, transportation, importation, exportation, licensing, approval or certification of the Product, including, without limitation, those relating to environmental matters, the handling and transportation of dangerous goods or hazardous materials, data protection and privacy, wages, hours and conditions of employment, subcontractor selection, discrimination, occupational health/safety and motor vehicle safety. Supplier, in all respects, and Buyer, in connection with its obligations under this Contract, further represent that neither they nor any of their subcontractors, vendors, agents or other associated third parties will utilize child, slave, prisoner or any other form of forced or involuntary labor, or engage in abusive employment or corrupt business practices, in the supply of Product under this Contract. Supplier, in all respects, and Buyer, in connection with its obligations under this Contract, agree to comply with all applicable anti-corruption laws, including, without limitation, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, and that neither they nor any of their subcontractors, vendors, agents or other associated third parties will engage in any form of commercial bribery, nor directly or indirectly provide or offer to provide, anything of value to or for the benefit of, any official or employee of a governmental authority or of any government-owned, government-controlled or government-affiliated entity to obtain or retain any contract, business opportunity or other business benefit, or to influence any act or decision of that person in his/her official capacity. At Buyer’s request, Supplier will certify in writing its compliance with the foregoing.

17.	Termination for Cause

Upon the occurrence of any of the following “Events of Default” by a Party, the non-defaulting Party may elect to terminate this Contract, in whole or in part, by notice of termination to the defaulting Party and the expiration of any applicable cure period provided below: (a) Either Party repudiates or materially breaches its obligations, or refuses to materially perform its obligations, under this Contract, and if such breach is capable of being cured within twenty (20) Business Days, such breach is not cured by the breaching Party within twenty (20) Business Days of written notice of the occurrence of an Event of Default being provided by the other Party; or (b) Any secured or lien creditor commences a foreclosure action of its liens, security interests and/or mortgages in or against a material portion of a Party’s assets or a Party: (A) commences, or has commenced against it, any case, proceeding or other action under Title 11 of the United States Code or any other liquidation, bankruptcy, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the United States or any other applicable jurisdictions in effect from time to time, seeking (i) to have an order for relief entered with respect to it, (ii) to adjudicate it as bankrupt or insolvent, (iii) to commence or implement any plan of reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (iv) the appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (B) makes a general assignment for the benefit of its creditors (collectively, an “Insolvency Event”).

18.	Governing Law and Jurisdiction

This Contract shall be governed by the laws of the State of New York, excluding the provisions of the United Nations Convention on Contracts for the International Sale of Goods (CISG), and without regard to its conflict of laws principles. Any action, dispute or proceeding seeking to enforce any provision of, or based on any right arising solely out of, this Contract (collectively, “Disputes”) shall be first handled pursuant to the following escalation process. Any Party may submit its position on any Dispute in writing to the other Party and such other Party shall, within five (5) Business Days thereafter, submit its position on the Dispute in writing to the first Party. As promptly as practicable, but no later than five (5) Business Days thereafter, the Parties shall enter into good faith negotiations to attempt to resolve the Dispute. If those negotiations do not resolve the Dispute within fifteen (15) Business Days after the first Party’s submission, then either Party may require that the Dispute be submitted, in writing to [  ] of Buyer and Jonathan Evans of Supplier (or, in each case, their functional successors), who shall negotiate in good faith and use their reasonable best efforts to expeditiously resolve the Dispute for a period of fifteen (15) Business Days after that submission, unless [  ] of Buyer and Jonathan Evans of Supplier (or in each case their functional successors) mutually agree to extend such period of negotiation. Any agreement pertaining to a Dispute shall be reduced to writing, be signed by the Parties and be final and binding upon the Parties. All negotiations pursuant to this Section 18 shall be confidential, and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. In the event that a Dispute has not been resolved after the use of the escalation procedures set forth above, then either Party may initiate the arbitration process. The Dispute shall be submitted to and settled by binding arbitration in New York, New York in accordance with the Administered Arbitration Rules of the International Institute for Conflict Prevention & Resolution, and such arbitration shall be in English. For disputes that involve alleged losses that do not exceed $[Redacted — commercially sensitive information] million, the Parties shall mutually agree on a single arbitrator within a period of five (5) Business Days of receipt of notice that the other Party has referred a Dispute to arbitration, and if the Parties cannot agree upon the single arbitrator within such period of five (5) Business Days, the single arbitrator shall be appointed as promptly as practicable by the International Institute for Conflict Prevention & Resolution. For disputes that involve alleged losses that exceed $[Redacted — commercially sensitive information] million, each Party shall, within five (5) Business Days of receipt of notice that the other Party has referred a Dispute to arbitration, appoint one nominating arbitrator and such nominating arbitrators shall together select within five (5) Business Days a neutral arbitrator who will conduct the arbitration. If such nominating arbitrators are not able to select a neutral arbitrator, the neutral arbitrator shall be appointed as promptly as practicable by the International Institute for Conflict Prevention & Resolution. The costs of the arbitrator shall be in the cause. The single arbitrator or the one neutral arbitrator shall make a decision within sixty (60) days of the arbitrator’s appointment. The arbitrator shall not be empowered to award punitive or exemplary damages. The award rendered by the arbitrator shall be final and binding upon the Parties, and the judgement on the award rendered may be entered in any court having jurisdiction thereof. All Disputes shall be settled in this manner in lieu of an action at law or equity; provided, however, that nothing in this Section 18 shall be construed as precluding the bringing of an action for temporary or preliminary injunctive relief or other equitable relief. Each Party hereby irrevocably and unconditionally (i) waives any objection to the laying of venue of any such action, suit or proceeding in any such court, (ii) agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that service of any court paper may be effected on such Party in any manner as may be provided under applicable laws or court rules of the State of New York.

Exhibit C

Phase Two Product Specifications

Parameter	Specification
[Redacted — commercially sensitive information]	[Redacted — commercially sensitive information]

Packaging Specifications for Lithium Carbonate:

[Redacted — commercially sensitive information]

Exhibit D

[Redacted — seriously prejudicial]

Exhibit E

[Redacted — seriously prejudicial]

Exhibit F

[Redacted — seriously prejudicial]

Exhibit G

Summary of Section 2.3 to Section 2.7

Annual Production/Purchase Forecast*

1. Supplier submits by Jul 31 of prior year: Total after applying the Phase Two Share for Year 1 binding, Year 2 is non-binding.

2. GM provides forecast by Aug 31 of prior year: Total after applying the Phase Two Share for Year 1 binding, Year 2 is non-binding.

*	Partial year on startup treated slightly differently by quarter

Quarterly	Shipping Forecast:

1.	Supplier submits by 5th Business Day of quarter:

a.	Rolling 4 quarter forecast for upcoming quarters that matches Annual forecast.

b.	Shipping schedule for next quarter based on prior quarter.

c.	Permitted variance of [Redacted — commercially sensitive information]% for immediately upcoming Quarter and [Redacted — commercially sensitive information]% thereafter.

d.	Note that current quarter is governed by prior Buyer Forecast

2.	GM & affiliates respond within 20 Business Days:

a.	Provide consolidated purchase quantity in next four quarters by Designated Buyer

b.	Confirm shipping schedule provided by LAC for next quarter

c.	Supplier has 5 Business Days to confirm receipt and accept or prefer modifications

SCHEDULE “J”

[Redacted — seriously prejudicial]

Schedule “J” : J-1

SCHEDULE “K”

[Redacted — seriously prejudicial]

Schedule “K” : K-1

SCHEDULE “L”

[Redacted — seriously prejudicial]

Schedule “L” : L-1

SCHEDULE “M”

EMPLOYEE INCENTIVE PLAN SUMMARY TERMS

[See attached.]

Schedule “M” - Employee Incentive Plan Summary Terms: M-1

LITHIUM AMERICAS CORP.

(FORMERLY 1397468 B.C. LTD.)

EQUITY INCENTIVE PLAN

PART 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Available Awards

Awards that may be granted under this Plan include:

(a)	Options;

(b)	Deferred Share Units; and

(c)	Restricted Share Rights (time based or in the form of Performance Share Units).

PART 2

INTERPRETATION

2.1	Definitions

(a)	“Affiliate” has the meaning set forth in the BCA.

(b)	“Arrangement Deferred Share Units” means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.

(c)	“Arrangement Departing Participant” has such meaning ascribed thereto in Section 9.2 of this Plan.

(d)	“Arrangement Effective Date” means the Effective Date as such term is defined in the Plan of Arrangement.

(e)	“Arrangement Effective Time” means the Effective Time as such term is defined in the Plan of Arrangement.

(f)	“Arrangement Restricted Share Rights” means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g)	“Award” means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.

(h)	“BCA” means the Business Corporations Act (British Columbia).

(i)

“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.

(j)	“Board” means the board of directors of the Company.

(k)	“Cashless Surrender Right” has the meaning set forth in Section 3.5 of this Plan.

(l)	“CEO” means the Chief Executive Officer of the Company.

(m)	“Change of Control” means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:

(A)

the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(B)

the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C)	the Company is to be dissolved and liquidated;

(D)

any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company’s outstanding voting securities; or

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(E)

as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(n)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(o)	“Committee” has the meaning attributed thereto in Section 8.1.

(p)

“Company” means 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.

(q)

“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant’s Separation Date.

(r)

“Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(s)	“Deferred Share Unit Grant Letter” has the meaning ascribed thereto in Section 5.2 of this Plan.

(t)

“Deferred Share Unit Payment” means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(u)	“Delegated Options” has the meaning ascribed thereto in Section 3.3 of this Plan.

(v)	“Designated Affiliate” means affiliates of the Company designated by the Committee from time to time for purposes of this Plan.

3

(w)

“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(x)

“Director Separation Date” means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(y)

“Director Termination” means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(z)	“Eligible Directors” means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(aa)

“Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb)

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(cc)	“Form S-8” means the Form S-8 registration statement promulgated under the U.S.Securities Act.

(dd)

“Good Reason” in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as “Good Reason” under any employment agreement of such employee or officer with the Company or its Affiliate.

(ee)	“Insider” has the meaning set out in the TSX Company Manual.

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(ff)	“Option” means an option to purchase Shares granted under the terms of this Plan.

(gg)	“Option Period” means the period during which an Option is outstanding.

(hh)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.

(ii)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(jj)

“Outstanding Deferred Share Units” means deferred share units of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.

(kk)

“Outstanding Restricted Share Rights” means restricted share rights of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled.

(ll)	“Participant” means an Eligible Employee or Eligible Director who participates in this Plan.

(mm)	“Performance Share Units” means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.

(nn)	“Plan” means this equity incentive plan, as it may be further amended and restated from time to time.

(oo)

“Plan of Arrangement” means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Remainco dated June 14, 2023.

(pp)

“Remainco” means, prior to the completion of the Plan of Arrangement, Lithium Americas Corp. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.

(qq)

“Remainco Designated Affiliate” means affiliates of Remainco designated by the board of directors of Remainco or the committee of the board of directors of Remainco authorized to administer the Remainco Equity Incentive Plan in accordance with its terms.

(rr)	“Remainco Equity Incentive Plan” means the LAC Equity Incentive Plan, as amended and restated pursuant to the Plan of Arrangement.

(ss)	“Remainco Service Provider” has such meaning as ascribed to such term at Section 9.2 of this Plan.

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(tt)

“Restricted Period” means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(uu)	“Restricted Share Right” or “Restricted Share Unit” has such meaning as ascribed to such term at Section 4.1 of this Plan.

(vv)	“Restricted Share Right Grant Letter” has the meaning ascribed to such term in Section 4.2 of this Plan.

(ww)

“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(xx)	“Separation Date” means the date that a Participant ceases to be an Eligible Director or Eligible Employee.

(yy)

“Service Provider” means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of “consultant” or “advisor” as set forth in Form S-8.

(zz)	“Shares” means the common shares of the Company.

(aaa)	“Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(bbb)

“Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(ccc)

“Triggering Event” means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.

(ddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(eee)	“US Taxpayer” means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

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2.2	Interpretation

(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)

Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.

(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.

(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3

STOCK OPTIONS

3.1	Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.

3.3	Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the “Delegated Options”). The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.

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Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4	Terms of Options

The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)

at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)

in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b)	in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

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3.5	Cashless Surrender Right

Participants have the right (the “Cashless Surrender Right”), in lieu of the right to exercise an Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to the Cashless Surrender Right and, in lieu of receiving the number of Shares (the “Option Shares”) to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)

subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.

If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6	Effect of Termination of Employment or Death

If an Optionee:

(a)

dies while employed by, a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b)

ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

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3.7	Effect of Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.

The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.

3.8	Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4

RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS

4.1	Participants

The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Rights” or “Restricted Share Unit”) as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as “Performance Share Units”.

4.2	Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a “Restricted Share Right Grant Letter”) issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3	Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the

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continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4	Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer receipt of all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5	Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6	Retirement or Termination during Restricted Period

Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.

4.7	Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

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4.8	Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.

4.10	Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E) all outstanding Restricted Share Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.

4.11	Settlement Basis for Performance Share Units

In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.

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PART 5

DEFERRED SHARE UNITS

5.1	Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director’s account when designated by the Board.

5.2	Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a “Deferred Share Unit Grant Letter”) issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3	Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director’s death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director’s account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

5.4	Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

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5.5	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director’s account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.

PART 6

WITHHOLDING TAXES

6.1	Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7

GENERAL

7.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed 14,400,737 Shares, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable),

(a)	to Insiders shall not exceed 10% of the Company’s outstanding issue from time to time;

(b)	to Insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c)	to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

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In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company’s other security-based compensation arrangement, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

The aggregate number of Options that may be granted under this Plan to any one non- employee director of the Company within any one-year period shall not exceed a maximum value of C$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed C$150,000 in any one-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company (however, the aggregate number of securities granted under all securities-based compensation arrangements in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities); (ii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iii) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.

For the purposes of this Section 7.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.

7.2	Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3	Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

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7.4	Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

7.6	Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c)	such other information as the Board may determine.

7.7	Necessary Approvals

This equity incentive plan of the Corporation shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement and subject to (a) the approval of the Toronto Stock Exchange and the New York Stock Exchange and (b) applicable shareholder approval.

7.8	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

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(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;

(d)	the Directors shall obtain shareholder approval of:

(i)	any amendment to the number of Shares specified in Section 7.1;

(ii)

any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non- employee directors or increase the amounts of participation limits on non- employee directors;

(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;

(iv)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;

(v)	any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi)	any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10	Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11	Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.

7.12	Clawback and Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

7.13	Term of the Plan

Once effective in accordance with Section 7.7, this Plan shall remain in effect until it is terminated by the Board.

PART 8

ADMINISTRATION OF THIS PLAN

8.1	Administration by the Committee

(a)

Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the “Committee”) or equivalent committee appointed by the Board and constituted in accordance with such Committee’s charter.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i)

adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2	Board Role

(a)

The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards. The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.

(b)	The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.

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(c)

In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9

PLAN OF ARRANGEMENT

9.1	Plan of Arrangement

This equity incentive plan contemplates the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).

9.2	Arrangement Restricted Share Rights

(a)

For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.

(b)

With respect to Arrangement Restricted Share Rights that replace Performance Share Units (as defined in the Remainco Equity Incentive Plan), all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Units they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.

(c)

In addition, notwithstanding anything contained herein to the contrary, in respect of each person who was a “Participant” as defined in the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time, who does not become an Eligible Director or Eligible Employee due to or in connection with the Arrangement (each such person, an “Arrangement Departing Participant”), and who remains a director, officer or employee of Remainco or any Remainco Designated Affiliate, or provides ongoing services for Remainco or any Remainco Designated Affiliate and complies with the definition of “consultant” or “advisor” as set forth in Form S-8 (a “Remainco Service Provider”), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b))

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issued to Arrangement Departing Participants that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.

(d)

With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Remainco or any Remainco Designated Affiliates, or a Remainco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant’s Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.

9.3	Arrangement Deferred Share Units

(a)

For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.

(b)

Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.

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SCHEDULE “N”

GM SUPPLY CHAIN POLICY

[See attached.]

Schedule “N” – GM Supply Chain Policies: N-1

SUPPLIER CODE OF CONDUCT

This Supplier Code of Conduct (“Code”) articulates General Motors Company’s (“GM”) expectations of the conduct of suppliers and business partners doing business with GM (“suppliers”). This Code is based on our corporate values for responsible and sustainable products and operations and aligns with the ten principles of the United Nations Global Compact, of which, GM is a signatory. Suppliers are expected to understand and act consistent with GM’s approach to integrity, responsible sourcing, and supply chain management. GM expects suppliers will cascade similar expectations through their own supply chains.

GM endeavors to do business with suppliers that meet our standards and behave consistently with, and positively reflect, GM’s values throughout the supply chain. GM expects that suppliers will satisfy contractual requirements, comply with laws, regulations, and GM policies and act consistently with the principles and values of our GM Code of Conduct, Winning with Integrity, and this Code.

HUMAN RIGHTS

GM expects all suppliers to have processes in place to prevent, mitigate, and take effective measures to remediate adverse human rights impacts. Suppliers are expected and required to adhere to and cascade GM’s Human Rights Policy or equivalent expectations throughout their supply chain.

The United Nations Guiding Principles on Business and Human Rights serve as a guiding framework for GM’s work related to human rights. GM is also committed, and expects suppliers to commit, to the OECD Guidelines for Multinational Enterprises; the International Labor Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work; the International Bill of Human Rights; the Universal Declaration of Human Rights; and the International Covenant on Economic, Social and Cultural Rights. Suppliers are expected to comply with these internationally recognized standards.

Freely Chosen Employment

Suppliers and their employment agencies will not use slave, forced prisoner, bonded, indentured, or any other form of forced or involuntary labor. Suppliers will also not engage, directly or indirectly, in human trafficking. Suppliers will provide all workers with a written employment agreement or notification that contains a description of terms and conditions of employment as part of the hiring process, and foreign migrant workers will receive the employment agreement prior to the worker departing from their country of origin with no substitution or change(s) upon arrival in the receiving country except as required to meet local law. Employees must be free to terminate their employment without penalty.

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Freedom of Movement

Suppliers and their employment agencies will not impose restrictions on entering or exiting company-provided facilities including, if applicable, workers’ dormitories or living quarters, except when lawful and necessary for safety or security purposes. Suppliers will refrain from restricting workers’ movement through the retention of bank payment cards or similar arrangements for accessing wages. Suppliers will also refrain from requiring workers to use company-provided accommodation. Suppliers and their employment agencies, will not destroy, withhold, or conceal identity or immigration documents, such as government-issued identification, passports, or work permits.

Child Labor

Suppliers and their employment agencies will not use child labor. GM has a zero-tolerance policy regarding the use of child labor. Suppliers will implement an appropriate mechanism to verify that the age of workers and workers recruited comply with the ILO Minimum Age Convention (No. 138) and will provide substantiation of this verification upon request. If child labor is discovered in its supply chain, suppliers will cease employment of the child/children and take reasonable measures to enroll the child/children in a remediation/education program. Suppliers will not use workers under the age of 18 (“young workers”) to perform work that is likely to jeopardize their health or safety. If young workers are found to be involved in work that is likely to jeopardize their health or safety, suppliers will take reasonable measures to immediately remove the young workers from the situation and provide alternative work that is age appropriate.

Working Hours

Suppliers will comply with local laws and collective bargaining agreements (where applicable) regarding working hours. Working hours must not exceed the maximum set by local law.

Wages and Benefits

Suppliers and their employment agencies will pay wages and provide benefits and compensation to workers that comply with all applicable wage laws and regulations, including those relating to minimum wages, overtime hours, medical leave, and legally mandated benefits, and in line with Article 7 of the International Covenant on Economic, Social and Cultural Rights. Suppliers will refrain from making any deductions from wages as a disciplinary measure or imposing any financial burdens on workers related to recruitment costs. For each pay period, suppliers will provide workers with a timely and understandable written wage statement that includes sufficient information to verify accurate compensation for work performed. Workers shall receive equal pay for equal work, including paying a fair wage that meets or exceeds legal minimum standards. All use of temporary, dispatch and outsourced

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labor shall be within the limits of the local law. In the absence of local law, the wage rate for student workers, interns, and apprentices should be at least a substantially similar wage rate as other entry-level workers performing equal or similar tasks. Workers must be paid directly, in a timely fashion, and in recognized currency. Suppliers will keep records of worker hours and wage documentation in accordance with local law.

Humane Treatment

Suppliers will not engage in harsh or inhumane treatment including violence, gender-based violence, sexual harassment, sexual abuse, corporal punishment, mental or physical coercion, bullying, public shaming, or verbal abuse of workers; nor is there to be the threat of any such treatment. Suppliers will have disciplinary policies and procedures in place for any violations of these requirements that are clearly defined and communicated to workers.

Recruitment Practices

Suppliers will not require workers to pay suppliers’ agents’ or sub-agents’ recruitment fees or other related fees for their employment. Suppliers will provide full reimbursement to job seekers and workers if they have been required to pay any such fees or related costs. If necessary for a supplier to use a labor broker, the supplier will only use brokers that employ ethical recruitment practices, comply with applicable laws, and do not withhold identity documents.

Non-Discrimination/Non-Harassment

Suppliers will be committed to a workplace free of harassment and unlawful discrimination. Suppliers will not engage in discrimination, harassment, intimidation, violence, or other adverse actions to employees based on race, color, age, gender, sexual orientation, gender identity and expression, ethnicity or national origin, disability, pregnancy, religion, political affiliation, union membership, covered veteran status, protected genetic information, marital status or any other basis prohibited by law including in hiring and employment practices such as wages, promotions, rewards, and access to training.

Freedom of Association

Suppliers will comply with and respect all applicable laws and ILO core conventions related to the rights of workers to form and join trade unions of their own choosing, to bargain collectively, to engage in peaceful assembly, as well as respect the right of workers to refrain from such activities. Suppliers will avoid any form of threats, intimidation, physical or legal attacks against stakeholders, including union members and union representatives, exercising their legal rights to freedom of expression, association, and peaceful assembly.

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Vulnerable Groups

Suppliers will commit to protect the rights of vulnerable groups within their businesses and supply chains, particularly the rights of women, indigenous peoples, children, and migrant workers. Suppliers will develop and implement internal measures to provide equal pay and opportunities throughout all levels of employment. Suppliers will also implement measures to address health and safety concerns that are particularly prevalent among women workers, including, but not limited to, preventing sexual harassment, offering physical security, and providing reasonable accommodation for nursing mothers.

Human Rights Defenders

Human rights defenders are individuals or groups who act to promote and protect human rights and fundamental freedoms through peaceful means. Suppliers will commit to neither tolerate nor contribute to threats, intimidation, or attacks against human rights defenders in relation to their operations to create safe and enabling environments for civic engagement and human rights at local, national, or international levels.

Diversity, Equity, and Inclusion

GM encourages suppliers to develop and promote inclusive cultures where diversity is valued and celebrated and everyone is able to contribute fully and reach their full potential. Suppliers should encourage diversity in all levels of their workforce and leadership, including boards of directors.

HEALTH & SAFETY

Suppliers will provide clean, healthy, and safe working environments for their personnel that meet or exceed legal standards. Suppliers will have safety procedures for their employees and tracking tools that drive to a goal of zero workplace safety incidents. Supplier employees will have the right to refuse work and report any conditions that do not meet these criteria. Suppliers will also properly manage the health and safety of contractors performing work on supplier’s premises.

Occupational Safety

Suppliers will identify, assess, and mitigate worker potential for exposure to all health and safety hazards including eliminating the hazard, substituting processes or materials, controlling through proper design, implementing engineering and administrative controls, preventative maintenance, and safe work procedures (including lockout/tagout). Suppliers will provide ongoing occupational health and safety training, including prior to the beginning of work. Health and safety related information shall be clearly posted in the facility or placed in a location identifiable and accessible by workers. Where hazards cannot be adequately controlled by these means, suppliers will provide workers with appropriate, well-maintained, personal protective equipment (PPE) and associated training on how and when it needs to be applied. Suppliers will also provide communication and training to their workforce regarding the risks to them associated with these hazards.

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Emergency Preparedness

Suppliers will work to actively identify and assess potential emergency situations and events and minimize their impact by implementing emergency plans and response procedures including emergency reporting, employee notification and evacuation procedures, worker training, and drills. Suppliers will execute emergency drills at least annually or as required by local law. Emergency plans should include appropriate fire detection and suppression equipment, clear and unobstructed egress, adequate exit facilities, contact information for emergency responders, and recovery plans.

Physically Demanding Work

Suppliers will identify, evaluate, and control worker exposure to the hazards of physically demanding tasks, including manual material handling and heavy or repetitive lifting, prolonged standing, and highly repetitive or forceful assembly tasks.

Machine Safeguarding

Suppliers will evaluate production and other machinery for safety hazards. Physical guards, safeguarding devices, and barriers must be provided and properly maintained where machinery presents an injury hazard to workers.

Sanitation, Food, and Housing

Suppliers will take reasonable measures to provide workers with ready access to clean toilet facilities, potable water, and sanitary eating facilities. Any worker dormitories or living quarters provided by suppliers should also be maintained to be clean and safe, and provided with appropriate emergency egress, hot water for bathing and showering, adequate lighting and heat and ventilation, and individually secured accommodations for storing personal and valuable items.

Occupational Injury and Illness

Suppliers will have procedures and systems to prevent, investigate, root cause, manage, track, and report occupational injury and illness, including provisions to encourage worker reporting, classify and record injury and illness cases, provide necessary medical treatment, investigate cases, and implement corrective actions to eliminate their causes, and facilitate the return of workers to work.

Product Safety

Suppliers and contractors will promptly communicate any safety concern related to GM vehicles. “Speak Up for Safety” is a program that suppliers and contractors working on behalf of GM can use to report vehicle safety concerns and make suggestions to improve safety. Safety concerns or suggestions can be made at any time through the GM Awareline.

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ENVIRONMENT

Responsible Stewardship

Suppliers will continually strive to protect the communities and environment that surround them. Suppliers will also continually strive to conserve natural resources including water, fossil fuels, minerals, and virgin forest products by practices such as modifying production, maintenance and facility processes, materials substitution, re-use, conservation, recycling, or other means. Suppliers should promote circularity and closed loop systems by supporting the use of sustainable, renewable natural resources while reducing emissions, pollution, and waste.

Environmental Permits and Reporting

Suppliers will follow applicable local, national, and international environmental laws. Suppliers will obtain and keep current all required environmental permits, approvals, and registrations, follow their operational and reporting requirements, and will provide said documentation to GM upon request. GM encourages all suppliers to be bold and go beyond compliance obligations to integrate additional environmentally sustainable practices throughout the company.

Pollution Prevention

Suppliers will minimize or eliminate emissions and discharges of pollutants and generation of waste at the source or by practices such as adding pollution control equipment, modifying production, maintenance, and facility processes, or by other means. Suppliers will routinely monitor and disclose, appropriately control, minimize, and strive to eliminate contributing to pollution, as required by and in accordance with applicable law. Suppliers should assess cumulative impacts of pollution sources at their facilities.

Greenhouse Gas Emissions

Suppliers will continually strive to reduce greenhouse gas emissions. Suppliers will track Scope 1, 2, and 3 greenhouse gas emissions. Upon request, suppliers will share Scope 1, 2, and 3 greenhouse gas emissions data with GM, and/or publish that data through GM’s preferred third-party. Suppliers shall establish time-bound emission reduction goals and shall strive to obtain approved science-based targets that are at a minimum aligned with GM’s Supplier Sustainability Partnership Pledge.

Other Air Emissions

Suppliers will follow applicable local, national, and international air pollution control laws. Suppliers will characterize, routinely monitor, control, and treat emissions of air pollutants as required by law. Ozone depleting substances must be effectively managed in accordance with the Montreal Protocol and applicable regulations. Suppliers will conduct routine monitoring of the performance of their air emission control systems. Hazardous air emissions shall be characterized, monitored, and controlled as required by permits and local, national, or international regulation. Suppliers will monitor performance of air emission control systems for effectiveness.

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Hazardous Substances

Suppliers will identify, label, store, and manage chemicals, waste, and other materials posing a hazard to human health or the environment and will use safe handling, movement, storage, use, recycling or reuse, and disposal in compliance with GM requirements and international, national, and local laws. Suppliers will look for ways to reduce the use of hazardous materials and substances of concern within products and their manufacturing processes.

Materials Restrictions

Suppliers will adhere to all applicable laws, regulations and GM requirements regarding restrictions and prohibitions of specific substances in products and manufacturing including labeling and disposal. If requested, suppliers will provide information or reports of the composition of all substances or materials supplied to GM.

Solid Waste

Suppliers will implement a systematic approach to identify, manage, reduce, and responsibly dispose of or recycle solid waste (non-hazardous).

Water Management

Suppliers will implement a water management program that documents, characterizes, and monitors water sources, use, and discharge; seeks opportunities to conserve water; and controls channels of contamination. Wastewater must be characterized, monitored, controlled, and treated as required prior to discharge or disposal. Suppliers will conduct routine monitoring of their wastewater treatment and containment systems for optimal performance and to meet regulatory compliance. Suppliers should effectively reuse and recycle water. Supplier should prevent unpermitted discharges and mitigate the potential impacts of such discharges and from flooding caused by rainwater run-off.

Animal Welfare

Suppliers will respect the welfare of animals and provide humane treatment in line with the five animal freedoms formalized by the World Organization for Animal Health (OIE) concerning animal welfare which include: freedom from hunger, thirst and malnutrition; freedom from fear and distress; freedom from physical and thermal discomfort; freedom from pain, injury and disease; and freedom to express normal patterns of behavior. No animal should be raised and killed for the single purpose of being used in automotive products.

GM does not conduct or commission the use of animals in tests for research purposes or in the development of our vehicles, either directly or indirectly. Suppliers will not supply any raw materials, components, parts or assemblies to GM that involved testing on animals in its research or development.

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Continuous Improvement

Suppliers will take measures to increase innovation and efficiency throughout their companies and reduce their carbon footprint, energy use, water use, material use, wastes, and other emissions. Suppliers should have a sustainable procurement policy in place to communicate sustainability expectations through the supply chain. Suppliers will set sustainability goals, accurately track results, and report on progress.

RESPONSIBLE SOURCING

Due Diligence

Suppliers will implement a policy committing to the responsible sourcing of all minerals and materials in line with GM’s Conflict Minerals Policy and Responsible Minerals Sourcing Policy. These policies require conducting due diligence in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including its current supplements on tin, tantalum, tungsten and gold (3TG). Suppliers will disclose to GM, as necessary, updated smelter/refiner information for any 3TG mineral used in the production of its parts, materials, components, and products. Suppliers will also engage with sub-tier suppliers to conduct due diligence by providing reporting templates or other information upon request.

Land Rights

Suppliers will respect the communities in which they are based and serve. Suppliers will respect the land rights of individuals, indigenous people, and local communities in accordance with local laws, the ILO Indigenous and Tribal Peoples Convention (No. 169), and the United Nations Declaration on the Rights of Indigenous People. Suppliers will respect the rights of local communities to decent living conditions, education, employment, social activities, and the right to Free, Prior, and Informed Consent (FPIC) to developments that affect them and the lands on which they live, with particular consideration for the presence of vulnerable groups. Suppliers should also protect ecosystems, especially key biodiversity areas, impacted by their operations, and avoid illegal deforestation in accordance with international biodiversity regulations, including the IUCN Resolutions and Recommendations on biodiversity. Suppliers should routinely monitor and control their impact on soil quality to prevent soil erosion, nutrient degradation, subsidence, and contamination. Suppliers should routinely monitor and control the levels of industrial noise to avoid noise pollution.

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BUSINESS INTEGRITY

Anti-Corruption/Anti-Bribery

Suppliers will not tolerate corruption, bribery, money laundering, embezzlement, extortion, or fraud in any form. This includes giving or receiving anything of value, including money, gifts, or unlawful incentives to improperly influence negotiations or any other dealings with governments and government officials, customers, or any other third parties. Suppliers will implement monitoring, record keeping, and enforcement procedures to comply with anti- corruption laws.

Disclosure of Information

Suppliers will accurately disclose information regarding their labor, health and safety, environmental practices, business activities, structure, financial situation, and performance in accordance with applicable regulations. All of supplier business dealings will be transparently performed and accurately reflected on the supplier’s business books and records. Falsification of records or misrepresentation of conditions or practices in the supply chain are unacceptable.

Intellectual Property

Suppliers will respect intellectual property rights. Transfer of technology and know-how must be done in a manner that protects intellectual property rights, and customer and supplier information must be safeguarded.

Counterfeit Parts

Suppliers will never utilize counterfeit components in any product supplied to GM. Suppliers will also minimize the risk of introducing diverted parts and materials into deliverable products and adhere to relevant technical regulations in the product design process.

Privacy

Suppliers will protect the reasonable privacy expectations of personal information of everyone they do business with, including suppliers, customers, consumers, and employees. Suppliers will comply with privacy and information security laws and regulatory requirements when personal information is collected, stored, processed, transmitted, and shared.

Export Controls and Economic Sanctions

Suppliers will comply with all applicable restrictions on the export, re-export, release or other transfer of goods, software, services, and technology; all applicable economic sanctions restrictions involving certain territories, entities and individuals (to include conducting appropriate due diligence on third parties); and all other similar trade-related laws and regulations.

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Ethical Behavior

Suppliers will uphold the highest standards of integrity in all business interactions, including standards of fair business, advertising, and competition. Suppliers will avoid conflicts of interest and operate honestly and ethically throughout the supply chain and in accordance with applicable law, including those laws pertaining to anti-competitive business practices, respect for and protection of intellectual property, company and personal data, and export controls and economic sanctions. Suppliers will require that their employees avoid and disclose situations where their financial or other interests conflict with job responsibilities, or situations giving any appearance of impropriety.

Grievance Mechanisms and Non-Retaliation

Suppliers will provide a clearly communicated grievance mechanism, in local languages, for workers to utilize to report integrity concerns, human rights concerns, safety issues, and misconduct without fear of reprisal. Subject to any restrictions imposed by law, suppliers will provide workers with a safe, confidential, and anonymous environment to provide grievance and feedback and will reasonably protect whistleblower confidentiality. Suppliers will also have a process in place for subcontractors and the community associated with the supplier’s operations to raise concerns to the supplier. When creating such mechanisms, suppliers should consult potential or actual users on the design, implementation, or performance of the mechanism. Suppliers should periodically assess their grievance mechanism against the UN Guiding Principles’ effectiveness criteria. Suppliers will prohibit all forms of retaliation against those who raise concerns in good faith. Suppliers will also appropriately investigate reports and take corrective action, if needed. Suppliers will cascade these expectations through their own supply chain.

Reporting Concerns to GM

Subject to any restriction posed by law, suppliers will promptly inform GM of any concern related to issues governed by this Code and collaborate with GM in subsequent investigations. GM policy prohibits retaliation against any person reporting such a concern. To report a concern, suppliers can always speak directly to their GM Global Purchasing and Supply Chain representative. In addition, the GM Awareline allows employees, contractors, suppliers, and others to report concerns of misconduct affecting GM. Individuals can file a report 24 hours a day, 7 days a week by phone, web, or email. Individuals filing reports on the GM Awareline can remain anonymous, as permitted by law. The link to access information for GM’s Awareline is located here.

Addressing Impacts

When potential adverse impacts are discovered, suppliers will investigate, and where appropriate, will engage with potentially affected stakeholders and/or their representatives with the aim of identifying mutually agreeable solutions or remedies and providing for or cooperating in their remediation through legitimate processes. Suppliers will cascade this expectation through their own supply chains.

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MANAGEMENT SYSTEMS

Suppliers will develop and implement an appropriate internal management system to comply with applicable law and the content of this Code. Suppliers will be able to demonstrate compliance with this Code upon GM’s request and will take any action to correct any non- compliance. If requested, suppliers will complete questionnaires or participate in on-site assessment or audits.

The management system should contain the following elements:

Leadership Commitment

Suppliers will clearly identify senior executives and company representatives responsible for ensuring implementation of the management system and associated programs. Senior management should review the status of the management systems on a regular basis.

Stakeholder Engagement

Suppliers will continuously improve their sustainability and stakeholder engagement progress. GM also encourages suppliers to work closely with local communities to implement projects and strategies that improve the community and those who live there.

Risk Assessment and Management

Suppliers will have processes and strategies in place to identify and control business risk, legal compliance, environmental, health and safety, and labor practices and ethics risks associated with the supplier’s operations. Suppliers should determine the relative significance for each risk and implement appropriate procedural and physical controls to control the identified risks and meet regulatory compliance. Suppliers will continually monitor and enforce these standards in their operations and supply chain including subcontractors.

Improvement Objectives

Suppliers should conduct a periodic self-assessment, preferably administered through a third party, regarding conformity to legal and regulatory requirements, the content of this Code, and customer contractual requirements related to social and environmental responsibility. Suppliers will also have a process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations, and reviews.

Training

Suppliers will have programs for new and ongoing training of managers and workers to implement their policies, procedures, and improvement objectives and to meet applicable legal and regulatory requirements and comply with this Code and GM’s policies.

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Communication and Documentation

Suppliers will have a process for communicating clear and accurate information about their policies, practices, expectations, and performance to workers, suppliers, and customers. Suppliers will also create and maintain documents and records to meet regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

Supplier Responsibility

Suppliers will have a process to communicate these Code requirements through their supply chain and to require suppliers to adopt management systems and practices for compliance with this Code or requirements materially consistent with this Code. Upon request, suppliers will provide evidence of efforts to cascade this Code or requirements materially consistent with this Code through their supply chains.

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KEY POLICIES

This Supplier Code of Conduct draws upon several GM and internationally recognized policies and principles listed below.

GM Policies:

•	Code of Conduct - Winning with Integrity

•	Human Rights Policy

•	Conflict Minerals Policy

•	Responsible Minerals Sourcing Policy

•	Global Workplace Safety Policy

•	Non-Retaliation Policy

•	Anti-Slavery and Human Trafficking Statement

•	Anti-Harassment Policy

•	Global Privacy Policy

•	Global Information Security Policy

•	Product Cybersecurity Policy

•	Integrity Policy

•	Global Environmental Policy

International Policies:

•	Universal Declaration of Human Rights

•	International Covenant on Economic, Social and Cultural Rights

•	UN Guiding Principles on Business and Human Rights

•	UN Declaration on Rights of Indigenous Peoples

•	UN Convention on the Elimination of all Forms of Discrimination against Women

•	UN Convention on the Rights of the Child

•	UN International Convention on the Elimination of All Forms of Racial Discrimination

•	UN Convention on the Rights of Persons with Disabilities

•	ILO Declaration on Fundamental Principles and Rights at Work

•	ILO Indigenous and Tribal Populations Convention (No. 107)

•	ILO Indigenous and Tribal Peoples Convention (No. 169)

•	OECD Guidelines for Multinational Enterprises

•	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas

•	Automotive Industry Guiding Principles

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SCHEDULE “O”

[Redacted — seriously prejudicial]

Schedule “O” : O-1